FOCUS ENERGY TRUST

SUPPL

05010808

August 23, 2005

RECEIVED
AUG 2 9 2005
SEC MAIL PROCESSING SECTION
WASH, D.C.
192

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Focus Energy Trust ("Focus") and FET Resources Ltd.
File No. 82-34761
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the following documents of Focus:

Press Release – Q2 Distributions	April 15, 2005
Press Release – Exchange Ratio on Exchangeable Shares	May 2, 2005
Press Release – Q1 2005 Financial and Operating Results	May 11, 2005
Management's Discussion & Analysis – Q1 2005	May 9, 2005
Financial Statements – Q1 2005	May 12, 2005
Q1 2005 Report	May 12, 2005
Certification of Interim Filings Form 52-109FT2 - CEO	May 11, 2005
Certification of Interim Filings Form 52-109FT2 – CFO	May 11, 2005
Press Release – Confirmation of Cash Distribution	May 16, 2005
Press Release – Exchange Ratio on Exchangeable Shares	June 1, 2005
Press Release – Confirmation of Cash Distribution	June 15, 2005
Press Release – Exchange Ratio on Exchangeable Shares	July 4, 2005
Press Release – Q3 Distributions	July 15, 2005
Press Release – Exchange Ratio on Exchangeable Shares	August 2, 2005
Press Release – Q2 2005 Financial and Operating Results	August 10, 2005
Management's Discussion & Analysis – Q2 2005	August 8, 2005
Financial Statements – Q2 2005	August 12, 2005
Q2 2005 Report	August 12, 2005
Certification of Interim Filings Form 52-109FT2 - CEO	August 10, 2005
Certification of Interim Filings Form 52-109FT2 – CFO	August 10, 2005
Press Release – Distribution Increase for Remainder of 3rd Qtr	August 15, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right hand corner of each unbound page and of the first page of each bound document.

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Suite 3250, 205 5th Avenue SW, Calgary, Alberta T2P 3V7
www.focusenergytrust.com Tel: [403] 781-8409 Fax: [403] 781-8408 Email: contact@focusenergytrust.com

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Please contact me at 403-781-8339 if you have any questions relating to this filing.

Yours truly,

FOCUS ENERGY TRUST / FET RESOURCES LTD.

Carol Knudsen
Manager, Human Resources & Investor Relations

Enclosures

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.16 PER UNIT

Calgary, April 15, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the second quarter of 2005 to continue monthly distributions of $0.16 per Trust Unit. Further, Focus has declared a distribution of $0.16 per Trust Unit to be paid on May 15, 2005 in respect of April production, for unitholders of record on April 30, 2005. The ex-distribution date is April 27, 2005.

Record Date	Ex-Distribution Date	Distribution Date	Distribution per Unit
April 30	April 27	May 16, 2005	$0.16
May 31	May 27	June 15, 2005	$0.16 (*)
June 30	June 28	July 15, 2005	$0.16 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust 3250, 205- 5th Avenue S.W. Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE MAY 16, 2005

Calgary, May 2, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.30902 to 1.31714. Such increase will be effective on May 16, 2005.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
April 30, 2005	1.30902	$0.16	$19.7139	0.00812	May 16, 2005	1.31714

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES Q1 2005 FINANCIAL & OPERATING RESULTS

Calgary, May 11, 2005 – Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) today released its consolidated financial and operating results for the first quarter of 2005.

(thousands of dollars, except where indicated)	Three Months Ended March 31, 2005	2004 (1)	Change
FINANCIAL			
Oil and gas revenues, before transportation system charges and royalties	43,981	30,677	43%
Funds flow from operations (2)	26,809	18,438	45%
Per Total Unit (3)	$ 0.72	$ 0.57	26%
Cash distributions per Trust Unit			
Per Total Unit (4)	$ 0.48	$ 0.42	14%
Payout ratio (per-Unit basis)	67%	74%	(10)%
Net income	15,770	13,346	18%
Per Total Unit (3)	$ 0.42	$ 0.41	3%
Capital expenditures and acquisitions	22,552	11,430	97%
Long-term debt less working capital	94,548	(39,893)	
Total Trust Units - outstanding (000's) (5)	37,290	36,923	17%
Weighted average Total Trust Units (000's) (6)	37,254	32,386	15%
OPERATIONS			
Average daily production			
Crude oil (bbls/d)	1,850	2,122	(13)%
NGLs (bbls/d)	743	472	58%
Natural gas (mcf/d)	43,575	31,902	37%
Barrels of oil equivalent (@ 6:1)	9,856	7,911	25%
Average product prices realized (7)			
Crude oil (CDN$/bbl)	$ 54.94	$ 39.66	39%
NGLs (CDN$/bbl)	$ 51.08	$ 39.59	29%
Natural gas (CDN$/mcf)	$ 7.36	$ 6.65	11%
Netback per BOE			
Revenue (7)	$ 46.75	$ 39.92	17%
Royalties, net of ARTC	$ (10.46)	$ (10.20)	3%
Production expenses	$ (4.19)	$ (3.78)	11%
Netback	$ 32.09	$ 25.94	24%
Wells drilled			
Gross	12	11	9%
Net	8.2	6.4	28%
Success rate	100%	91%	10%
TRUST UNIT TRADING STATISTICS			
Unit prices			
High	$ 22.60	$ 15.23	
Low	$ 18.60	$ 12.90	
Close	$ 20.80	$ 14.83	40%
Daily average trading volume	115,824	112,614	3%

(1) Financial results for 2004 have been restated for changes in accounting policies related to transportation system charges as described in Note 2 of the financial statements.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(3) Based on weighted average Total Units outstanding for the period (see Notes 6 and 7).

(4) Based on the number of Total Units outstanding at each cash distribution date (see Note 6).

(5) Total Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entitles. The exchange ratio was 1.30129 at March 31, 2005 and 1.19599 at March 31, 2004.

(6) Weighted average Total Units including Trust Units and Exchangeable Shares converted at the average exchange ratio (see Note 6).

(7) Net of settlements for financial hedging instruments and net of transportation system charges.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

HIGHLIGHTS

- Record high commodity prices and increasing volumes in Q1 2005 generated funds flow from operations of $26.8 million versus $18.4 million in Q1 2004;

- Successful completion of the Tommy Lakes winter drilling program resulted in 12 new producing gas wells;

- Production volumes increased by 25 percent from Q1 2004;

- Exceptionally high funds flow of $30.22 per BOE in Q1 2005 is a reflection of our low total cost structure, premium pricing accorded to our production and the current high commodity price environment;

- Our 2004/2005 winter drilling program achieved 100 percent success.

MESSAGE TO UNITHOLDERS

We are pleased to present the results of what has been a very active first quarter of 2005. In Q1 the Trust successfully executed its largest capital program to date. At Tommy Lakes during Q1, we tied in a total of 12 (10.7 net) wells, which consisted of six wells drilled during the quarter, one well that was re-stimulated and five wells drilled late in the fourth quarter of 2004. We were also active in the Red Earth area with the drilling of four (1.9 net) oil wells and the completion of our Golden liquids recovery plant. At Kotcho, we successfully drilled and completed one (0.4 net) Slave Point gas well.

Although we have limited production data to date, the new wells are meeting our expectations with respect to production performance. Overall costs for this winter's programs were approximately 25 percent more than we originally anticipated due to high service costs, timing delays caused by lack of availability of certain services and weather delays. While some of these factors are beyond our control and are reflective of record-breaking activity levels in the industry, we are actively examining those areas we do control in order to better contain our costs on a go-forward basis.

Volumes in the first quarter increased to 9,856 BOE per day versus 7,911 BOE per day in Q1 2004. The 25 percent increase in volumes is reflective of last year's Tommy Lakes acquisition which was effective April 1, 2004. Higher production volumes and exceptionally strong commodity prices in Q1 2005 were primarily responsible for an increase in funds flow from operations of $26.8 million as compared to $18.4 million in Q1 2004.

Operating expenses for the first quarter were $4.19 per BOE. The first quarter's operating expenses are typically higher than our expected yearly average of between $3.40 and $3.50 per BOE, as the majority of the costs associated with maintenance and restocking of supplies are incurred during this period for our winter-access areas.

Outlook

The industry remains extremely competitive with respect to the acquisition of both lands and assets. While the majority of potential acquisition opportunities do not meet our criteria from a cost or quality perspective, we continue to focus on building our inventory of low-risk development drilling ideas in areas that complement our existing asset base. We will continue to be patient and disciplined in our assessment of acquisition opportunities and will place greater emphasis on generating new drilling ideas on our existing lands and the cost-effective execution of those programs.

We are excited about our planned activities for the remainder of 2005. Our capital program for the remainder of the year is primarily focused on natural gas development at Pouce Coupe, Sylvan Lake and Medicine Hat, along with the preparatory work for our 2005/2006 Tommy Lakes winter program.

The Trust is in an excellent financial position with a low debt-to-cash-flow ratio of 0.9 times, sufficient funds after distributions to fund our capital program, and the financial flexibility to undertake a material acquisition should a quality opportunity arise.

We sincerely appreciate the support of all of our Unitholders and thank you for investing in Focus Energy Trust.

On behalf of the Board,

Derek W. Evans

President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 9, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Operations Summary	**Three Months Ended March 31, 2005**	Year Ended December 31, 2004	Three Months Ended March 31, 2004
Average daily production			
Barrels of oil equivalent (@ 6:1)	**9,856**	9,782	7,911
% of Natural gas	**74%**	73%	67%
Average product prices realized[1]			
Crude oil sales (CDN$/bbl)	**$ 60.65**	$ 51.43	$ 45.27
Financial hedging settlements (CDN$/bbl)	**$ (5.70)**	$ (11.01)	$ (5.61)
	$ 54.94	$ 40.43	$ 39.66
NGLs (CDN$/bbl)	**$ 51.08**	$ 43.73	$ 39.59
NGL price/Crude oil price	**84%**	85%	87%
Natural gas sales (CDN$/mcf)	**$ 8.00**	$ 7.02	$ 7.32
Transportation system charges	**$ (0.64)**	$ (0.61)	$ (0.67)
Financial hedging settlements (CDN$/mcf)	**$ -**	$ -	$ -
	$ 7.36	$ 6.41	$ 6.65
Reference prices & net Focus price realized [1]			
Crude oil (Edm. Light Price CDN$/bbl)	**$ 61.55**	$ 52.62	$ 45.73
Differential (CDN$/bbl)	**$ (0.90)**	$ (1.18)	$ (0.46)
Natural gas (AECO daily CDN$/mcf)	**$ 6.89**	$ 6.55	$ 6.41
Differential (CDN$/mcf)	**$ 0.47**	$ (0.14)	$ 0.24
Barrels of oil equivalent (@ 6:1)	**$ 46.67**	$ 42.93	$ 40.85
Differential (including NGLs vs crude oil)	**$ 1.15**	$ (1.42)	$ 0.57
Production revenue before transportation system charges and hedging settlements ($thousands)			
Crude oil, before hedging settlements	**10,124**	37,704	8,794
Financial hedging settlements	**(950)**	(8,040)	(1,084)
NGLs	**3,417**	10,715	1,702
Natural gas, before hedging settlements	**31,389**	109,793	21,264
Financial hedging settlements	**-**	-	-
	43,981	150,173	30,677

Operations Summary (continued)	**Three Months Ended March 31, 2005**	Year Ended December 31, 2004	Three Months Ended March 31, 2004
Funds flow per BOE			
Revenue before transportation system charges and hedging settlements	**$ 50.65**	$ 44.19	$ 44.12
Financial hedging settlements	**(1.07)**	(2.25)	(1.51)
Transportation system charges	**(2.83)**	(2.68)	(2.70)
Realized Price [1]	**46.75**	39.27	39.92
Royalties, net of ARTC	**(10.46)**	(9.52)	(10.20)
Production expenses	**(4.19)**	(3.29)	(3.78)
Field netback	**32.09**	26.46	25.94
Facility income	**0.55**	0.73	1.25
Interest income	**0.02**	0.06	0.05
General and administrative, cash portion	**(1.18)**	(1.13)	(0.83)
Interest and financing and other	**(0.93)**	(0.70)	(0.40)
Current and large corporations tax	**(0.34)**	(0.40)	(0.40)
Funds flow from operations	**$ 30.22**	$ 25.02	$ 25.61
Funds flow from operations / field netback	**94%**	95%	99%
Royalty rate (before hedging settlements and net of transportation system charges)	**22%**	23%	25%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus had record levels of funds flow from operations and earnings in the first quarter of 2005. These results reflect the additional interests at Tommy Lakes acquired April 1, 2004, continuing high commodity prices and additional production of new wells from this past winter's development program at Tommy Lakes.

Funds flow from operations for the first quarter was $26.8 million or $0.72 per Unit compared with $18.4 million or $0.57 per Unit for the first quarter of 2004.

Net income for the three months ended March 31, 2005 of $15.8 million remained strong due to the production increases and robust commodity prices. This compares with net income of $13.3 million in the first quarter of 2004.

During the first quarter, Focus had a very active development program in four producing areas. A total of 12 (8.2 net) successful wells were drilled as we continued to develop existing properties based on internally-generated prospects. Six (5.8 net) natural gas wells were drilled at Tommy Lakes, one natural gas well (0.4 net) at Kotcho-Cabin, one natural gas well at Sylvan Lake (0.1 net), and four oil wells (1.9 net) in the Loon Lake and Red Earth areas.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Commensurate with our capital expenditures in the first quarter, utilization of credit facilities is at the high level for the year.

- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties and operating expenses reported.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q1 compared with 2004 Q4:

- Overall natural gas production was essentially flat as increases at Tommy Lakes late in the quarter offset the natural production decline of the other properties.
- The three percent production decrease in oil production reflects the natural decline of these properties and limited capital investment in oil properties during the period. The four oil wells (1.9 net) in the Loon Lake and Red Earth areas drilled during the quarter started coming on production in the last week of March.

2005 Q1 compared with 2004 Q1:

- Natural gas production has increased 37 percent to 43,575 mcf per day in Q1 2005 from 31,902 mcf per day in Q1 2004, and the natural gas weighting of production has increased to 74 percent of total production. This increase is a result of the natural gas acquisitions in 2004 at Tommy Lakes and Medicine Hat and the concentration of Focus capital programs on natural gas opportunities.
- Oil production has decreased 13 percent from 2,122 bbls per day in Q1 2004 to 1,850 bbls per day in Q1 2005 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas

- The net realized price for natural gas in the first quarter of 2005 was $7.36 per mcf ($8.00 per mcf before transportation system charges), compared with $6.64 per mcf ($7.25 per mcf before transportation system charges) for the fourth quarter of 2004 and $6.65 per mcf ($7.32 per mcf before transportation system charges) for the first quarter of 2004.
- The realized price for the first quarter of 2005 of $7.36 per mcf is $0.47 higher than the AECO daily reference price of $6.89 per mcf. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.
- The positive differential for the first quarter of 2005 is due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price. During the first quarter, 67 percent of natural gas production was sold under forward physical sales contracts with an average price of $8.45 per mcf. These forward sales contracts resulted in natural gas sales of approximately $4.1 million higher than if the natural gas had been sold based on the AECO daily reference price.
- There were no settlements of financial instruments for natural gas in these periods.
- The price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas and physical delivery contract terms.

Crude Oil

- The price realized by Focus for crude oil in the first quarter of 2005, after settlement of financial hedges, was $54.94 per barrel versus $39.66 per barrel for the first quarter of 2004.
- The hedging cost of $1.0 million or $5.70 per barrel for the first quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $1.1 million or $5.61 per barrel.

Price Protection [(1)]

(volume and reference price)		2005			2006	
		Q2	Q3	Q4	Q1	Q2
Natural gas	Mmcf/d	31.3	31.3	22.7	18.4	-
	CDN$/mcf	$ 7.74	$ 7.74	$ 8.28	$ 8.75	-
Crude oil	bbls/d	1,200	1,200	800	400	400
	CDN$/bbl	$50.37	$50.70	$49.56	$55.05	$55.05

(1) Price protection for commodity prices is based on the amount of a fixed price contract or swap and based on the floor price of a financial hedging collar. A financial hedging collar has a floor price and a ceiling price. For price protection in place for 2005, financial hedging collars represent an average of 4.1 Mmcf/d of natural gas and 300 bbls/d of crude oil. For price protection in place for 2006, financial hedging collars represent an average of 6.1 Mmcf/d of natural gas for the first quarter of 2006 and all of the crude oil price protection is through financial hedging collars.

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 8 and 9 of the interim financial statements.

Production Revenue

- Production revenue for the three months ended March 31, 2005 was $44.0 million compared to $30.7 million in Q1 2004.
- The 43 percent increase from the first quarter of 2004 to the first quarter of 2005 resulted from increases in realized prices for crude oil and natural gas and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the first quarter of 2005 is $4.7 million higher than revenue in the fourth quarter of 2004 of $39.2 million, essentially due to higher realized commodity prices.

Production Expenses

	2005	2004				2003		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.19	$3.76	$3.31	$2.52	$3.78	$3.70	$3.51	$3.04

- Production expenses for the first quarter of 2005 were $4.19 per BOE compared with $3.76 per BOE for the fourth quarter of 2004 and $3.78 for the first quarter of 2004.
- This pattern of production expenses being highest in the first quarter and lowest in the second quarter is consistent with the nature of our operations. This seasonality for production expenses is more significant for the first quarter of 2005 than for the same period of 2004 due to the acquisition of significant additional interests at Tommy Lakes April 1, 2004.
- Average production expenses for 2005 are forecast to be $3.40 to $3.50 per BOE.

General and Administrative Expenses

(thousands)	Three Months Ended March 31, 2005	2004
Cash G&A expenses	**$ 1,617**	$ 1,264
Overhead recoveries	**(574)**	(665)
Total cash G&A expenses	**1,043**	599
Non-cash G&A expense (1)	**362**	246
Trust Unit Rights Plan expense (2)	**204**	43
Net G&A reported	**$ 1,609**	$ 888
Cash-based G&A per BOE	**$ 1.18**	$ 0.83
Net reported G&A per BOE	**$ 1.81**	$ 1.23

(1) Gross general and administrative expenses for the first quarter of 2005 include $0.7 million related to the Executive Bonus Plan (Q1 2004 - $0.5 million). Half of this amount was non-cash and settled through the issuance of Units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the notes to interim financial statements.

Cash-based general and administrative expenses were $1.18 per BOE for the first quarter of 2005 compared to $0.83 per BOE for the first quarter of 2004 and $1.21 per BOE in the fourth quarter of 2004. Increased general and administrative expenses in the first quarter of 2005 compared to the corresponding period in 2004 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses have remained flat in the first quarter of 2005 at $0.8 million compared to the fourth quarter of 2004. Outstanding bank debt at the end of the quarter increased to $85.0 million at March 31, 2005 from $74.5 million at December 31, 2004 as the Trust conducted a very active development program during the first quarter of 2005.

Interest and financing expenses increased from $0.3 million in the first quarter of 2004 to $0.8 million in the first quarter of 2005 commensurate with higher debt balances. There was no outstanding bank debt on March 31, 2004 as Focus closed an equity offering on March 23, 2004 that resulted in gross proceeds of $74.5 million before expenses. Those funds were used for repayment of all outstanding bank indebtedness at that date. The excess funds of $38.5 million were invested in short-term interest-bearing deposits. The Tommy Lakes acquisition closed on April 1, 2004 and was financed with the short-term interest-bearing deposits and bank indebtedness of approximately $110 million. In addition, the acquisition for $18.6 million on September 1, 2004 was funded with long-term debt and increased the interest expense on a going-forward basis.

Depletion and Depreciation

The depletion and depreciation rate for the three months ended March 31, 2005 increased $0.37 to $10.79 per BOE compared to $10.42 per BOE in the fourth quarter of 2004. The rate at March 31, 2005 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2004 and includes capital expenditures for the first quarter of 2005.

Asset Retirement Obligation

The asset retirement obligation increased $0.3 million from $11.5 million at December 31, 2004 to $11.8 million at March 31, 2005. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenditures.

Income and Other Taxes

For the first quarter of 2005, there was a future income tax expense of $0.7 million compared to a future income tax recovery of $1.3 million for the first quarter of 2004. Future income tax for the first quarter of 2005 results from the high level of funds flow from operations compared with distributions to Unitholders which transfers taxable income from the Trust to individual Unitholders.

Capital Expenditures

Capital expenditures for field operations in the first quarter of 2005 were $22.6 million. On an area basis approximately 70 percent of this capital was spent at Tommy Lakes, 15 percent at our Red Earth oil areas and 15 percent at other areas.

At Tommy Lakes, we successfully drilled six (5.8 net) operated wells in the quarter and re-stimulated one (1.0 net) standing well. During the quarter we tied in a total of 12 wells, which consisted of the six wells drilled during the quarter, the one re-stimulated well, and five wells (3.9 net) drilled late in the fourth quarter of 2004. In terms of reservoir performance, the Tommy Lakes winter program met our expectations. However, overall costs of the program were approximately 25 percent more than we originally anticipated due to a combination of factors, including generally higher service costs, timing delays due to the lack of availability of certain services and weather delays. While some of these factors are beyond our control, we are actively examining those areas that we do control in order to better contain costs on this project next winter.

Our second most active area during the first quarter was our Red Earth oil property, where activity included the drilling of four (1.9 net) oil wells, optimization work on our waterflood at Loon Lake, and completion of our Golden liquids recovery plant. The capital spent on other areas during the quarter included the drilling and tie in of one (0.4 net) well at Kotcho, the drilling of one (0.1 net) well at Sylvan Lake, and various workovers and optimization projects.

Capital expenditures for the remainder of 2005 are expected to be in the range of $18 to $20 million. The remaining capital program will involve the drilling of approximately 24 gross wells, consisting of 15 wells at Medicine Hat, four wells at Loon Lake, two wells at Pouce Coupe and three wells at Sylvan Lake.

Liquidity and Capital Resources

As at March 31, 2005 Focus had a working capital deficit of $9.5 million compared with working capital deficit of $6.7 million at December 31, 2004 and working capital of $39.9 million at March 31, 2004. The working capital deficiency has increased from year end due to the higher level of capital expenditures in the first quarter offset by increased revenue receivable mainly due to higher commodity prices. The working capital at March 31, 2004 was due to the equity offering which closed on March 23, 2004, the proceeds of which were ultimately used to partially fund the Tommy Lakes acquisition which closed on April 1, 2004. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to Unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2005 was $85.0 million compared with $74.5 million at December 31, 2004 and nil at March 31, 2004. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. Focus has a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at March 31, 2005. The credit facility revolves until May 26, 2005. The Company intends to extend the revolving period and has received an Offer of Extension which extends the revolving period for a further 364 days and increases the revolving syndicated credit facility to $130 million.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $94.5 million at March 31, 2005. This change of $13.3 million during this period primarily resulted from the following factors:

- Funds flow from operations was $26.8 million, of which $17.4 million in distributions was declared to Unitholders, $0.5 million paid to the reclamation fund and $8.9 million was used to partially fund capital expenditures for field operations during the quarter.
- Contributions to the reclamation fund of $0.5 million made during the first quarter of 2005 were for operations of the Trust for the fourth quarter of 2004 and the first quarter of 2005.
- Proceeds were $0.3 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights.
- Capital expenditures of $22.6 million during the first quarter of 2005 were funded through $8.99 million of funds from operations and $13.7 million of indebtedness.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 25 to 30 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

Capitalization Table ($thousands except per-Unit amounts)	**March 31, 2005**	December 31, 2004
Long-term debt	**85,000**	74,500
Less: Working capital deficiency	**9,548**	6,658
Total debt (working capital)	**94,548**	81,158
Units outstanding and issuable for Exchangeable Shares	**37,290**	37,223
Market price	**$ 20.80**	$ 19.97
Market capitalization	**775,632**	743,343
Total capitalization	**870,180**	824,501
Net debt as a percentage of total capitalization	**10.9%**	9.8%
Annualized funds flow [(i)]	**108,724**	89,567
Net debt to funds flow [(i)]	**0.9**	0.9

[(i)] March 31, 2005 is based on the funds flow of the Trust for the 90-day period

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16(*)
June 28, 2005	June 30, 2005	July 15, 2005	$0.16(*)

(*) estimated

Focus declared distributions of $0.48 per Unit in respect of January to March 2005 production. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	**Three Months Ended March 31, 2005**	Three Months Ended March 31, 2004
Funds flow from operations (thousands)	**$26,809**	$18,438
Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	**$ 0.72**	$ 0.57
Distributions per Unit	**$ 0.48**	$ 0.42
Payout ratio – per-Unit basis	**67%**	74%
Cash distributions declared to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	**$17,362**	$11,991
Payout ratio - dollar basis	**65%**	65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	2,193	74	707	1,028	384
Operating leases	396	132	264		
Mineral and surface leases [(2)]	4,318	720	1,439	1,439	720
Transportation and processing	24,807	9,539	9,730	2,600	2,938
Asset retirement obligations [(3)]	11,834	215	427	310	10,882
Total contractual obligations	43,548	10,680	12,567	5,377	14,924

(1) *The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 8 and 9 of the financial statements.*

(2) *The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.*

(3) *Based on the estimated timing of expenditures to be made in future periods.*

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at March 31, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Outlook - 2005

Refer to the "Outlook" section of the Trust's 2004 Annual Report MD&A for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2005 Expectations	
Average annual production	10,000 - 10,500 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$ 3.40 - $ 3.50
Cash G&A expenses per BOE	$1.25 - $1.35
Capital expenditures - field	$40 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

(thousands of dollars, except as indicated)	2005	2004				2003		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
FINANCIAL								
Oil and gas revenues, before royalties[(1)]	43,981	39,233	31,979	42,284	30,677	28,088	28,806	31,979
Funds flow from operations	26,809	23,241	21,926	25,961	18,438	17,129	15,200	16,764
Per Total Unit - basic	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54	$ 0.48	$ 0.57
Cash distributions per Trust Unit	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42	$ 0.42	$ 0.42
Payout ratio (per-Unit basis)	67%	78%	76%	64%	74%	78%	87%	74%
Net income	15,770	15,451	13,546	17,286	13,346	10,456	10,608	12,449
Per Unit - basic	$ 0.42	$ 0.42	$ 0.37	$ 0.47	$ 0.41	$ 0.33	$ 0.34	$ 0.42
Capital expenditures	22,475	11,325	1,529	857	11,445	4,750	2,796	50
Acquisition expenditures , net	77	1,190	18,580	109,945	(15)	142	13	20,062
Long-term debt plus working capital	94,548	81,158	75,235	60,690	(39,893)	23,611	23,650	27,545
Total Units - outstanding (000's)	37,290	37,223	37,094	37,016	36,923	31,822	31,667	31,493
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,850	1,903	1,932	2,027	2,122	2,278	2,336	2,361
NGLs (bbls/d)	743	724	776	703	472	460	508	501
Natural gas (mcf/d)	43,575	43,080	44,903	50,913	31,902	32,476	33,593	36,815
BOE (@ 6:1)	9,856	9,807	10,191	11,215	7,911	8,151	8,443	8,997

(1) 2003 Q3 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

Consolidated Balance Sheets

	March 31, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 45,854	$ 43,732
Accounts receivable	22,658,352	20,220,594
Prepaid expenses and deposits	2,026,216	1,697,846
	24,730,422	21,962,172
Petroleum and natural gas properties and equipment [note 3]	315,587,558	302,454,785
Goodwill	5,100,000	5,100,000
Reclamation fund	2,422,513	1,922,519
	$347,840,493	$331,439,476
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 28,471,733	$ 22,864,458
Cash distributions payable	5,806,606	5,755,784
	34,278,339	28,620,242
Long-term debt [note 5]	85,000,000	74,500,000
Asset retirement obligation [note 4]	11,833,509	11,461,469
Future income taxes	44,399,519	43,727,120
	175,511,367	158,308,831
UNITHOLDERS' EQUITY		
Unitholders' capital [note 6]	140,391,025	139,335,147
Exchangeable shares [note 6]	1,236,761	1,546,884
Contributed surplus [note 7]	543,395	498,516
Accumulated income	161,059,496	145,289,496
Accumulated cash distributions	(130,901,551)	(113,539,398)
	172,329,126	173,130,645
	$347,840,493	$331,439,476

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended, March 31, 2005	Three Months Ended, March 31, 2004 (Restated – Note 3)
Revenue		
Production revenue	$ 43,980,891	$ 30,676,607
Royalties	(9,390,679)	(7,453,830)
Alberta Royalty Tax Credit	107,824	111,902
Facility income	490,365	901,352
Interest income	14,618	38,964
	35,203,019	24,274,995
Expenses		
Transportation system charges	2,508,691	1,941,803
Production	3,720,608	2,719,927
General and administrative	1,609,221	887,815
Interest and financing	824,327	285,767
Depletion and depreciation	9,599,288	5,925,720
Accretion of asset retirement obligation	200,573	132,069
	18,462,708	11,893,101
Income before income and other taxes	16,740,311	12,381,894
Future income tax expense (reduction)	672,399	(1,254,000)
Current and large corporations tax	297,912	289,747
	970,311	964,253
Net income for the period	15,770,000	13,346,147
Accumulated income, beginning of period	145,289,496	85,661,322
Accumulated income, end of period	$161,059,496	$ 99,007,469
Net income per Unit [note 10]		
Basic and diluted	$ 0.42	$ 0.41

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, March 31, 2005	2004 (Restated – Note 3)
Operating activities		
Net income for the period	$ 15,770,000	$ 13,346,147
Add non-cash items:		
Non-cash general and administrative expenses	566,369	288,523
Depletion and depreciation	9,599,288	5,925,720
Accretion on asset retirement obligation	200,573	132,069
Future income tax expense	672,399	(1,254,000)
Funds flow from operations	26,808,629	18,438,459
Net change in non-cash working capital items	(2,065,736)	(7,236,274)
	24,742,893	11,202,185
Financing activities		
Proceeds from issue of Trust Units (net of costs)	-	70,400,000
Proceeds from exercise of unit appreciation rights	286,248	84,650
Increase (decrease) in long-term debt	10,500,000	(21,336,532)
Cash distributions	(17,311,331)	(11,990,985)
	(6,525,083)	37,157,133
Investing activities		
Capital asset expenditures	(22,550,343)	(11,445,375)
Acquisition expenditures	(1,640)	15,460
Deposit on acquisition	-	(11,000,000)
Reclamation fund contributions	(508,604)	(10,637)
Net change in non-cash working capital items	4,844,899	2,110,595
	(18,215,688)	(20,329,957)
Increase in cash and cash equivalents during the period	2,122	28,029,361
Cash and cash equivalents, beginning of period	43,732	-
Cash and cash equivalents, end of period	$ 45,854	$ 28,029,361

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b) Transportation System Charges

Beginning at December 31, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow for the Trust.

3. ACQUISITION EXPENDITURES

<u>Acquisition of Tommy Lakes Partnership April 1, 2004</u>

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, B.C. The Tommy Lakes Partnership is owned 99 percent by Focus B.C. Trust and one percent by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The future income tax recorded for this transaction only relates to the one percent ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$111,583,959
Asset retirement obligation	(877,109)
Future income tax	(631,891)
	$110,074,959

Acquisition of Private Company September 1, 2004

FET Resources Ltd. acquired a private company on September 1, 2004 for cash consideration of $19,143,766. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. Immediately after the acquisition, the private company was wound up into FET Resources Ltd.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$20,190,000
Goodwill	5,100,000
Asset retirement obligation	(1,061,838)
Future income tax	(5,620,696)
	$18,607,466
Net working capital	482,534
	$19,090,000

Effective October 1, 2004, additional interests were purchased in the Medicine Hat area for cash consideration of $1,130,000.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $31.5 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	March 31, 2005	December 31, 2004
Balance, beginning of period	$ 11,461,469	$ 7,442,069
Accretion expense	200,573	664,001
Liabilities incurred		
Acquisitions	-	1,938,947
Development activity and changes of estimates	180,077	1,540,610
Settlement of liabilities	(8,610)	(124,158)
Balance, end of period	$ 11,833,509	$ 11,461,469

5. LONG-TERM DEBT

As at March 31, 2005 the Trust has a $100 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 26, 2005, whereupon it has been renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

The Trust intends to extend the revolving period and has received an Offer of Extension which extends the revolving period for a further 364 days and increases the revolving syndicated credit facility to $130 million.

6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The Trust Units are redeemable at the option of the Unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration	
Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Trust Units outstanding *(see (a) below)*	36,291,288	35,973,651	$140,391,025	$139,335,147
Trust Units issuable on conversion of Exchangeable Shares (i) *(see (b) below)*	998,665	1,249,371	1,236,761	1,546,884
Balance as at March 31	37,289,953	37,223,022	$141,627,786	$140,882,031

(i) The exchange ratio at March 31, 2005 was 1.30129 (December 31, 2004 – 1.27833) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust	Number of Units		Consideration	
	2005	2004	2005	2004
Balance as at January 1	35,973,651	28,034,233	$139,333,991	$63,267,421
Issued on conversion of Exchangeable Shares (i)	271,667	1,036,178	311,279	1,300,438
Issued pursuant to the Executive Bonus Plan (ii)	14,470	9,528	300,004	135,520
Issued for Cash (iii)		5,000,000		74,500,000
Trust Unit Issue Expenses				(4,100,000)
Exercise of Unit Appreciation Rights (iv)	31,500	10,000	445,751	84,651
Balance as at March 31	36,291,288	34,089,939	$140,391,025	$135,188,030

(i) Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $286,248 and contributed surplus credit of $159,503.

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration	
	2005	2004	2005	2004
Balance as at January 1	977,346	3,245,650	$1,546,884	$5,160,995
Exchanged for Trust Units(i)	(209,904)	(876,920)	(310,123)	(1,300,438)
Balance as at March 31	767,442	2,368,730	$1,236,761	$3,860,557

(i) Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten-day weighted average Unit price preceding the record date. During the period of January 1 to March 31, 2005, a total of 209,904 Exchangeable Shares were converted into 271,667 Trust Units at exchange ratios prevailing at the time. At March 31, 2005, the exchange ratio was 1.30129 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To March 31, 2005 a total of 159,000 Units had been issued under the Plan, and 1,341,000 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-Unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	64,000	$ 19.93	80,000	$ 14.92
Exercised	(31,500)	$ 9.09	(10,000)	$ 8.47
Cancelled	(16,500)	$ 9.50	-	$ -
Before reduction of exercise price	1,129,100	$ 12.35	735,500	$ 10.32
Reduction of exercise price	-	$ (0.49)	-	$ (0.42)
Balance as at March 31	1,129,100	$ 11.86	735,500	$ 9.90

- The average exercise price at the grant date is $14.15.
- The average contractual life of the rights outstanding is 3.63 years.
- The number of rights exercisable at March 31, 2005 is 121,750.
- The average value at the grant date for the quarter ended March 31, 2005 is $4.75 ($3.39 for the quarter ended March 31, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $204,382 for the three months ended March 31, 2005. The Trust recorded non-cash compensation expense and contributed surplus of $42,802 for the quarter ended March 31, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $33,722 (Q1 2004 - $34,096).

Pro Forma Results	March 31, 2005	March 31, 2004
Net income as reported	$15,770,000	$13,346,147
Less: compensation expense for rights issued in 2002	(33,722)	(34,096)
Pro forma net income	$15,736,278	$13,312,051
Net income per Trust Unit – basic and diluted		
As reported	$0.42	$0.41
Pro forma	$0.42	$0.41

8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at March 31, 2005, which have no book value, was a cost of $7,067,272.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	400 bbls	$ 49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$ 49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls	$52.00-56.15	Cdn	WTI	April 2005 – June 2005
	400 bbls	$53.00-60.00	Cdn	WTI	July 2005 – September 2005
	400 bbls	$55.05-65.05	Cdn	WTI	January 2006 – December 2006
Natural gas	5,000 GJ	$ 5.85-6.95	Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$ 8.11-9.26	Cdn	AECO	November 2005 – March 2006(*)

** contract entered into subsequent to March 31, 2005*

9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2005, which have no book value, was a cost of $9,366,034.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas - fixed price	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	20,000 GJ	$6.77	Cdn	April 2005 – October 2005
	5,500 GJ	$7.48	Cdn	April 2005 – October 2005
	14,000 GJ	$7.44	Cdn	November 2005 – March 2006

10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per-Unit calculations for the three-month period ending March 31 are based on the weighted average number of Trust Units outstanding in 2005 of 37,254,348 (2004 of 32,385,693) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan in 2005 of 495,783 (2004 of 233,113). There were no adjustments to net income in calculating dilutive per-Unit amounts.

Supplementary cash flow information for the three months ended March 31:

	2005	2004
Interest paid	$ 924,528	$ 216,504
Interest received	$ 1,526	$ 72,243
Taxes paid	$ 253,263	$ 285,557
Cash distributions paid	$ 17,311,331	$11,990,995

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to Unitholders and ensuring financial strength and sustainability.

Focus Energy Trust Units trade on the TSX under the symbol FET.UN and the Exchangeable Shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer

Focus Energy Trust
3250, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Fax: (403) 781-8408

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 9, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

OPERATIONS SUMMARY	Three Months Ended March 31, 2005	Year Ended December 31, 2004	Three Months Ended March 31, 2004
Average daily production			
Barrels of oil equivalent (@ 6:1)	**9,856**	9,782	7,911
% of Natural gas	**74%**	73%	67%
Average product prices realized[1]			
Crude oil sales (CDN$/bbl)	**$ 60.65**	$ 51.43	$ 45.27
Financial hedging settlements (CDN$/bbl)	**$ (5.70)**	$ (11.01)	$ (5.61)
	$ 54.94	$ 40.43	$ 39.66
NGLs (CDN$/bbl)	**$ 51.08**	$ 43.73	$ 39.59
NGL price/Crude oil price	**$ 84%**	$ 85%	$ 87%
Natural gas sales (CDN$/mcf)	**$ 8.00**	$ 7.02	$ 7.32
Transportation system charges	**$ (0.64)**	$ (0.61)	$ (0.67)
Financial hedging settlements (CDN$/mcf)	**$ -**	$ -	$ -
	$ 7.36	$ 6.41	$ 6.65
Reference prices & net Focus price realized[1]			
Crude oil (Edm. Light Price CDN$/bbl)	**$ 61.55**	$ 52.62	$ 45.73
Differential (CDN$/bbl)	**$ (0.90)**	$ (1.18)	$ (0.46)
Natural gas (AECO daily CDN$/mcf)	**$ 6.89**	$ 6.55	$ 6.41
Differential (CDN$/mcf)	**$ 0.47**	$ (0.14)	$ 0.24
Barrels of oil equivalent (@ 6:1)	**$ 46.67**	$ 42.93	$ 40.85
Differential (including NGLs vs crude oil)	**$ 1.15**	$ (1.42)	$ 0.57
Production revenue before transportation system charges and hedging settlements ($thousands)			
Crude oil, before hedging settlements	**10,124**	37,704	8,794
Financial hedging settlements	**(950)**	(8,040)	(1,084)
NGLs	**3,417**	10,715	1,702
Natural gas, before hedging settlements	**31,389**	109,793	21,264
Financial hedging settlements	**-**	-	-
	43,981	150,173	30,677
Funds flow per BOE			
Revenue before transportation system charges and hedging settlements	**$ 50.65**	$ 44.19	$ 44.12
Financial hedging settlements	**(1.07)**	(2.25)	(1.51)
Transportation system charges	**(2.83)**	(2.68)	(2.70)
Realized Price[1]	**46.75**	39.27	39.92
Royalties, net of ARTC	**(10.46)**	(9.52)	(10.20)
Production expenses	**(4.19)**	(3.29)	(3.78)
Field netback	**32.09**	26.46	25.94
Facility income	**0.55**	0.73	1.25
Interest income	**0.02**	0.06	0.05
General and administrative, cash portion	**(1.18)**	(1.13)	(0.83)
Interest and financing and other	**(0.93)**	(0.70)	(0.40)
Current and large corporations tax	**(0.34)**	(0.40)	(0.40)
Funds flow from operations	**$ 30.22**	$ 25.02	$ 25.61
Funds flow from operations / field netback	**94%**	95%	99%
Royalty rate (before hedging settlements and net of transportation system charges)	**22%**	23%	25%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus had record levels of funds flow from operations and earnings in the first quarter of 2005. These results reflect the additional interests at Tommy Lakes acquired April 1, 2004, continuing high commodity prices and additional production of new wells from this past winter's development program at Tommy Lakes.

Funds flow from operations for the first quarter was $26.8 million or $0.72 per Unit compared with $18.4 million or $0.57 per Unit for the first quarter of 2004.

Net income for the three months ended March 31, 2005 of $15.8 million remained strong due to the production increases and robust commodity prices. This compares with net income of $13.3 million in the first quarter of 2004.

During the first quarter, Focus had a very active development program in four producing areas. A total of 12 (8.2 net) successful wells were drilled as we continued to develop existing properties based on internally-generated prospects. Six (5.8 net) natural gas wells were drilled at Tommy Lakes, one natural gas well (0.4 net) at Kotcho-Cabin, one natural gas well at Sylvan Lake (0.1 net), and four oil wells (1.9 net) in the Loon Lake and Red Earth areas.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Commensurate with our capital expenditures in the first quarter, utilization of credit facilities is at the high level for the year.
- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties and operating expenses reported.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q1 compared with 2004 Q4:

- Overall natural gas production was essentially flat as increases at Tommy Lakes late in the quarter offset the natural production decline of the other properties.
- The three percent production decrease in oil production reflects the natural decline of these properties and limited capital investment in oil properties during the period. The four oil wells (1.9 net) in the Loon Lake and Red Earth areas drilled during the quarter started coming on production in the last week of March.

2005 Q1 compared with 2004 Q1:

- Natural gas production has increased 37 percent to 43,575 mcf per day in Q1 2005, from 31,902 mcf per day in Q1 2004, and the natural gas weighting of production has increased to 74

percent of total production. This increase is a result of the natural gas acquisitions in 2004 at Tommy Lakes and Medicine Hat and the concentration of Focus capital programs on natural gas opportunities.

- Oil production has decreased 13 percent from 2,122 bbls per day in Q1 2004 to 1,850 bbls per day in Q1 2005 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas

- The net realized price for natural gas in the first quarter of 2005 was $7.36 per mcf ($8.00 per mcf before transportation system charges), compared with $6.64 per mcf ($7.25 per mcf before transportation system charges) for the fourth quarter of 2004 and $6.65 per mcf ($7.32 per mcf before transportation system charges) for the first quarter of 2004.
- The realized price for the first quarter of 2005 of $7.36 per mcf is $0.47 higher than the AECO daily reference price of $6.89 per mcf. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.
- The positive differential for the first quarter of 2005 is due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price. During the first quarter, 67 percent of natural gas production was sold under forward physical sales contracts with an average price of $8.45 per mcf. These forward sales contracts resulted in natural gas sales of approximately $4.1 million higher than if the natural gas had been sold based on the AECO daily reference price.
- There were no settlements of financial instruments for natural gas in these periods.
- The price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas and physical delivery contract terms.

Crude Oil

- The price realized by Focus for crude oil in the first quarter of 2005, after settlement of financial hedges, was $54.94 per barrel versus $39.66 per barrel for the first quarter of 2004.
- The hedging cost of $1.0 million or $5.70 per barrel for the first quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $1.1 million or $5.61 per barrel.

Price Protection(1)		2005			2006	
(volume and reference price)		Q2	Q3	Q4	Q1	Q2
Natural gas	Mmcf/d	31.3	31.3	22.7	18.4	-
	CDN$/mcf	$ 7.74	$ 7.74	$ 8.28	$ 8.75	-
Crude oil	bbls/d	1,200	1,200	800	400	400
	CDN$/bbl	$50.37	$50.70	$49.56	$55.05	$55.05

(1) Price protection for commodity prices is based on the amount of a fixed price contract or swap and based on the floor price of a financial hedging collar. A financial hedging collar has a floor price and a ceiling price. For price protection in place for 2005, financial hedging collars represent an average of 4.1 Mmcf/d of natural gas and 300 bbls/d of crude oil. For price protection in place for 2006, financial hedging collars represent an average of 6.1 Mmcf/d of natural gas for the first quarter of 2006 and all of the crude oil price protection is through financial hedging collars.

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 8 and 9 of the interim financial statements.

Production Revenue

- Production revenue for the three months ended March 31, 2005 was $44.0 million compared to $30.7 million in Q1 2004.

- The 43 percent increase from the first quarter of 2004 to the first quarter of 2005 resulted from increases in realized prices for crude oil and natural gas and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the first quarter of 2005 is $4.7 million higher than revenue in the fourth quarter of 2004 of $39.2 million, essentially due to higher realized commodity prices.

Production Expenses

	2005	2004				2003		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.19	$3.76	$3.31	$2.52	$3.78	$3.70	$3.51	$3.04

- Production expenses for the first quarter of 2005 were $4.19 per BOE compared with $3.76 per BOE for the fourth quarter of 2004 and $3.78 for the first quarter of 2004.
- This pattern of production expenses being highest in the first quarter and lowest in the second quarter is consistent with the nature of our operations. This seasonality for production expenses is more significant for the first quarter of 2005 than for the same period of 2004 due to the acquisition of additional interests at Tommy Lakes April 1, 2004.
- Average production expenses for 2005 are forecast to be $3.40 to $3.50 per BOE.

General and Administrative Expenses

	Three Months Ended March 31,	
(thousands)	**2005**	2004
Cash G&A expenses	**$ 1,617**	$ 1,264
Overhead recoveries	**(574)**	(665)
Total cash G&A expenses	**1,043**	599
Non-cash G&A expense(1)	**362**	246
Trust Unit Rights Plan expense(2)	**204**	43
Net G&A reported	**$ 1,609**	$ 888
Cash-based G&A per BOE	**$ 1.18**	$ 0.83
Net reported G&A per BOE	**$ 1.81**	$ 1.23

(1) Gross general and administrative expenses for the first quarter of 2005 include $0.7 million related to the Executive Bonus Plan (Q1 2004 - $0.5 million). Half of this amount was non-cash and settled through the issuance of Units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the notes to interim financial statements.

Cash-based general and administrative expenses were $1.18 per BOE for the first quarter of 2005 compared to $0.83 per BOE for the first quarter of 2004 and $1.21 per BOE in the fourth quarter of 2004. Increased general and administrative expenses in the first quarter of 2005 compared to the corresponding period in 2004 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses have remained flat in the first quarter of 2005 at $0.8 million compared to the fourth quarter of 2004. Outstanding bank debt at the end of the quarter increased to $85.0 million at March 31, 2005 from $74.5 million at December 31, 2004 as the Trust conducted a very active development program during the first quarter of 2005.

Interest and financing expenses increased from $0.3 million in the first quarter of 2004 to $0.8 million in the first quarter of 2005 commensurate with higher debt balances. There was no outstanding bank debt on March 31, 2004 as Focus closed an equity offering on March 23, 2004 that resulted in gross proceeds of $74.5 million before expenses. Those funds were used for repayment of all outstanding bank indebtedness at that date. The excess funds of $38.5 million were invested in short-term interest-bearing deposits. The Tommy Lakes acquisition closed on April 1, 2004 and was financed with the short-term interest-bearing deposits and bank indebtedness of

approximately $110 million. In addition, the acquisition for $18.6 million on September 1, 2004 was funded with long-term debt and increased the interest expense on a going-forward basis.

Depletion and Depreciation

The depletion and depreciation rate for the three months ended March 31, 2005 increased $0.37 to $10.79 per BOE compared to $10.42 per BOE in the fourth quarter of 2004. The rate at March 31, 2005 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2004 and includes capital expenditures for the first quarter of 2005.

Asset Retirement Obligation

The asset retirement obligation increased $0.3 million from $11.5 million at December 31, 2004 to $11.8 million at March 31, 2005. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenditures.

Income and Other Taxes

For the first quarter of 2005, there was a future income tax expense of $0.7 million compared to a future income tax recovery of $1.3 million for the first quarter of 2004. Future income tax for the first quarter of 2005 results from the high level of funds flow from operations compared with distributions to Unitholders which transfers taxable income from the Trust to individual Unitholders.

Capital Expenditures

Capital expenditures for field operations in the first quarter of 2005 were $22.6 million. On an area basis approximately 70 percent of this capital was spent at Tommy Lakes, 15 percent at our Red Earth oil areas and 15 percent at other areas.

At Tommy Lakes, we successfully drilled six (5.8 net) operated wells in the quarter and re-stimulated one (1.0 net) standing well. During the quarter we tied in a total of 12 wells, which consisted of the six wells drilled during the quarter, the one re-stimulated well, and five wells (3.9 net) drilled late in the fourth quarter of 2004. In terms of reservoir performance, the Tommy Lakes winter program met our expectations. However, overall costs of the program were approximately 25 percent more than we originally anticipated due to a combination of factors, including generally higher service costs, timing delays due to the lack of availability of certain services and weather delays. While some of these factors are beyond our control, we are actively examining those areas that we do control in order to better contain costs on this project next winter.

Our second most active area during the first quarter was our Red Earth oil property, where activity included the drilling of four (1.9 net) oil wells, optimization work on our waterflood at Loon Lake, and completion of our Golden liquids recovery plant. The capital spent on other areas during the quarter included the drilling and tie in of one (0.4 net) well at Kotcho, the drilling of one (0.1 net) well at Sylvan Lake, and various workovers and optimization projects.

Capital expenditures for the remainder of 2005 are expected to be in the range of $18 to $20 million. The remaining capital program will involve the drilling of approximately 24 gross wells, consisting of 15 wells at Medicine Hat, four wells at Loon Lake, two wells at Pouce Coupe and three wells at Sylvan Lake.

Liquidity and Capital Resources

As at March 31, 2005 Focus had a working capital deficit of $9.5 million compared with working capital deficit of $6.7 million at December 31, 2004 and working capital of $39.9 million at March 31, 2004. The working capital deficiency has increased from year end due to the higher level of capital expenditures in the first quarter offset by increased revenue receivable mainly due to higher commodity prices. The working capital at March 31, 2004 was due to the equity offering which closed on March 23, 2004, the proceeds of which were ultimately used to partially fund the Tommy Lakes acquisition which closed on April 1, 2004. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to Unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2005 was $85.0 million compared with $74.5 million at December 31, 2004 and nil at March 31, 2004. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. Focus has a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at March 31, 2005. The credit facility revolves until

May 26, 2005. The Company intends to extend the revolving period and has received an Offer of Extension which extends the revolving period for a further 364 days and increases the revolving syndicated credit facility to $130 million.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $94.5 million at March 31, 2005. This change of $13.3 million during this period primarily resulted from the following factors:

- Funds flow from operations was $26.8 million, of which $17.4 million in distributions was declared to Unitholders, $0.5 million paid to the reclamation fund and $8.9 million was used to partially fund capital expenditures for field operations during the quarter.
- Contributions to the reclamation fund of $0.5 million made during the first quarter of 2005 were for operations of the Trust for the fourth quarter of 2004 and the first quarter of 2005.
- Proceeds were $0.3 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights.
- Capital expenditures of $22.6 million during the first quarter of 2005 were funded through $8.99 million of funds from operations and $13.7 million of indebtedness.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 25 to 30 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

Capitalization Table

($thousands except per-Unit amounts)	**March 31, 2005**	December 31, 2004
Long-term debt	**85,000**	74,500
Less: Working capital deficiency	**9,548**	6,658
Total debt (working capital)	**94,548**	81,158
Units outstanding and issuable for Exchangeable Shares	**37,290**	37,223
Market price	**$ 20.80**	$ 19.97
Market capitalization	**775,632**	743,343
Total capitalization	**870,180**	824,501
Net debt as a percentage of total capitalization	**10.9%**	9.8%
Annualized funds flow [i]	**108,724**	89,567
Net debt to funds flow [i]	**0.9**	0.9

[i] *March 31, 2005 is based on the funds flow of the Trust for the 90-day period*

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16(*)
June 28, 2005	June 30, 2005	July 15, 2005	$0.16(*)

(*) estimated

Focus declared distributions of $0.48 per Unit in respect of January to March 2005 production. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	**Three Months Ended March 31, 2005**	2004
Funds flow from operations (thousands)	**$ 26,809**	$ 18,438
Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	**$ 0.72**	$ 0.57
Distributions per Unit	**$ 0.48**	$ 0.42

Payout ratio – per-Unit basis	**67%**	74%
Cash distributions declared to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	**$ 17,362**	$ 11,991
Payout ratio - dollar basis	**65%**	65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	2,193	74	707	1,028	384
Operating leases	396	132	264		
Mineral and surface leases(2)	4,318	720	1,439	1,439	720
Transportation and processing	24,807	9,539	9,730	2,600	2,938
Asset retirement obligations(3)	11,834	215	427	310	10,882
Total contractual obligations	43,548	10,680	12,567	5,377	14,924

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 8 and 9 of the financial statements.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at March 31, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Outlook – 2005

Refer to the "Outlook" section of the Trust's 2004 Annual Report MD&A for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2005 Expectations

Average annual production	10,000 - 10,500 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$ 3.40 - $ 3.50
Cash G&A expenses per BOE	$1.25 - $1.35
Capital expenditures - field	$40 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2
FINANCIAL								
Oil and gas revenues, before royalties(1)	43,981	39,233	31,979	42,284	30,677	28,088	28,806	31,979
Funds flow from operations	26,809	23,241	21,926	25,961	18,438	17,129	15,200	16,764
Per Total Unit – basic	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54	$ 0.48	$ 0.57
Cash distributions per Trust Unit	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42	$ 0.42	$ 0.42
Payout ratio (per-Unit basis)	67%	78%	76%	64%	74%	78%	87%	74%
Net income	15,770	15,451	13,546	17,286	13,346	10,456	10,608	12,449
Per Unit – basic	$ 0.42	$ 0.42	$ 0.37	$ 0.47	$ 0.41	$ 0.33	$ 0.34	$ 0.42
Capital expenditures	22,475	11,325	1,529	857	11,445	4,750	2,796	50
Acquisition expenditures, net	77	1,190	18,580	109,945	(15)	142	13	20,062
Long-term debt plus working capital	94,548	81,158	75,235	60,690	(39,893)	23,611	23,650	27,545
Total Units – outstanding (000's)	37,290	37,223	37,094	37,016	36,923	31,822	31,667	31,493
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,850	1,903	1,932	2,027	2,122	2,278	2,336	2,361
NGLs (bbls/d)	743	724	776	703	472	460	508	501
Natural gas (mcf/d)	43,575	43,080	44,903	50,913	31,902	32,476	33,593	36,815
BOE (@ 6:1)	9,856	9,807	10,191	11,215	7,911	8,151	8,443	8,997

(1) 2003 Q3 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

Consolidated Balance Sheets

		March 31, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS			
Current assets			
Cash and cash equivalents		$ 45,854	$ 43,732
Accounts receivable		22,658,352	20,220,594
Prepaid expenses and deposits		2,026,216	1,697,846
		24,730,422	21,962,172
Petroleum and natural gas properties and equipment [note 3]		315,587,558	302,454,785
Goodwill		5,100,000	5,100,000
Reclamation fund		2,422,513	1,922,519
		$347,840,493	$331,439,476
LIABILITIES			
Current			
Accounts payable and accrued liabilities		$ 28,471,733	$ 22,864,458
Cash distributions payable		5,806,606	5,755,784
		34,278,339	28,620,242
Long-term debt [note 5]		85,000,000	74,500,000
Asset retirement obligation [note 4]		11,833,509	11,461,469
Future income taxes		44,399,519	43,727,120
		175,511,367	158,308,831
UNITHOLDERS' EQUITY			
Unitholders' capital	[note 6]	140,391,025	139,335,147
Exchangeable shares	[note 6]	1,236,761	1,546,884
Contributed surplus	[note 7]	543,395	498,516
Accumulated income		161,059,496	145,289,496
Accumulated cash distributions		(130,901,551)	(113,539,398)
		172,329,126	173,130,645
		$347,840,493	$331,439,476

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended, March 31, 2005	2004 (Restated – Note 3)
Revenue		
Production revenue	$ 43,980,891	$ 30,676,607
Royalties	(9,390,679)	(7,453,830)
Alberta Royalty Tax Credit	107,824	111,902
Facility income	490,365	901,352
Interest income	14,618	38,964
	35,203,019	24,274,995
Expenses		
Transportation system charges	2,508,691	1,941,803
Production	3,720,608	2,719,927
General and administrative	1,609,221	887,815
Interest and financing	824,327	285,767
Depletion and depreciation	9,599,288	5,925,720
Accretion of asset retirement obligation	200,573	132,069
	18,462,708	11,893,101
Income before income and other taxes	16,740,311	12,381,894
Future income tax expense (reduction)	672,399	(1,254,000)
Current and large corporations tax	297,912	289,747
	970,311	964,253
Net income for the period	15,770,000	13,346,147
Accumulated income, beginning of period	145,289,496	85,661,322
Accumulated income, end of period	$161,059,496	$ 99,007,469
Net income per Unit [note 10]		
Basic and diluted	$ 0.42	$ 0.41

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, March 31, 2005	2004 (Restated – Note 3)
Operating activities		
Net income for the period	$ 15,770,000	$ 13,346,147
Add non-cash items:		
Non-cash general and administrative expenses	566,369	288,523
Depletion and depreciation	9,599,288	5,925,720
Accretion on asset retirement obligation	200,573	132,069
Future income tax expense	672,399	(1,254,000)
Funds flow from operations	26,808,629	18,438,459
Net change in non-cash working capital items	(2,065,736)	(7,236,274)
	24,742,893	11,202,185
Financing activities		
Proceeds from issue of Trust Units (net of costs)	-	70,400,000
Proceeds from exercise of unit appreciation rights	286,248	84,650
Increase (decrease) in long-term debt	10,500,000	(21,336,532)
Cash distributions	(17,311,331)	(11,990,985)
	(6,525,083)	37,157,133
Investing activities		
Capital asset expenditures	(22,550,343)	(11,445,375)
Acquisition expenditures	(1,640)	15,460
Deposit on acquisition	-	(11,000,000)
Reclamation fund contributions	(508,604)	(10,637)
Net change in non-cash working capital items	4,844,899	2,110,595
	(18,215,688)	(20,329,957)
Increase in cash and cash equivalents during the period	2,122	28,029,361
Cash and cash equivalents, beginning of period	43,732	-
Cash and cash equivalents, end of period	$ 45,854	$ 28,029,361

Notes to Consolidated Financial Statements

MARCH 31, 2005 AND 2004 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a. Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b. Transportation System Charges

Beginning at December 31, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow for the Trust.

3. ACQUISITION EXPENDITURES

Acquisition of Tommy Lakes Partnership April 1, 2004

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, B.C. The Tommy Lakes Partnership is owned 99 percent by Focus B.C. Trust and one percent by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The future income tax recorded for this transaction only relates to the one percent ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$111,583,959
Asset retirement obligation	(877,109)
Future income tax	(631,891)
	$110,074,959

Acquisition of Private Company September 1, 2004

FET Resources Ltd. acquired a private company on September 1, 2004 for cash consideration of $19,143,766. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. Immediately after the acquisition, the private company was wound up into FET Resources Ltd.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$20,190,000
Goodwill	5,100,000
Asset retirement obligation	(1,061,838)
Future income tax	(5,620,696)
	$18,607,466
Net working capital	482,534
	$19,090,000

Effective October 1, 2004, additional interests were purchased in the Medicine Hat area for cash consideration of $1,130,000.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $31.5 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	March 31, 2005	December 31, 2004
Balance, beginning of period	$ 11,461,469	$ 7,442,069
Accretion expense	200,573	664,001
Liabilities incurred		
Acquisitions	-	1,938,947
Development activity and changes of estimates	180,077	1,540,610
Settlement of liabilities	(8,610)	(124,158)
Balance, end of period	$ 11,833,509	$ 11,461,469

5. LONG-TERM DEBT

As at March 31, 2005 the Trust has a $100 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 26, 2005, whereupon it has been renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

The Trust intends to extend the revolving period and has received an Offer of Extension which extends the revolving period for a further 364 days and increases the revolving syndicated credit facility to $130 million.

6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The Trust Units are redeemable at the option of the Unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Trust Units outstanding *(see (a) below)*	36,291,288	35,973,651	$140,391,025	$139,335,147
Trust Units issuable on conversion of Exchangeable Shares (i) *(see (b) below)*	998,665	1,249,371	1,236,761	1,546,884
Balance as at March 31	37,289,953	37,223,022	$141,627,786	$140,882,031

(i) The exchange ratio at March 31, 2005 was 1.30129 (December 31, 2004 – 1.27833) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust	Number of Units 2005	2004	Consideration 2005	2004
Balance as at January 1	35,973,651	28,034,233	$139,333,991	$63,267,421
Issued on conversion of Exchangeable Shares (i)	271,667	1,036,178	311,279	1,300,438
Issued pursuant to the Executive Bonus Plan (ii)	14,470	9,528	300,004	135,520
Issued for Cash (iii)		5,000,000		74,500,000
Trust Unit Issue Expenses				(4,100,000)
Exercise of Unit Appreciation Rights (iv)	31,500	10,000	445,751	84,651
Balance as at March 31	36,291,288	34,089,939	$140,391,025	$135,188,030

(i) *Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

(ii) *Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates*

(iii) *Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004*

(iv) *Exercise of Unit Appreciation Rights includes cash consideration of $286,248 and contributed surplus credit of $159,503.*

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares 2005	2004	Consideration 2005	2004
Balance as at January 1	977,346	3,245,650	$1,546,884	$5,160,995
Exchanged for Trust Units(i)	(209,904)	(876,920)	(310,123)	(1,300,438)
Balance as at March 31	767,442	2,368,730	$1,236,761	$3,860,557

(i) *Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten-day weighted average Unit price preceding the record date. During the period of January 1 to March 31, 2005, a total of 209,904 Exchangeable Shares were converted into 271,667 Trust Units at exchange ratios prevailing at the time. At March 31, 2005, the exchange ratio was 1.30129 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To March 31, 2005 a total of 159,000 Units had been issued under the Plan, and 1,341,000 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-Unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	64,000	$ 19.93	80,000	$ 14.92
Exercised	(31,500)	$ 9.09	(10,000)	$ 8.47
Cancelled	(16,500)	$ 9.50	-	$ -
Before reduction of exercise price	1,129,100	$ 12.35	735,500	$ 10.32
Reduction of exercise price	-	$ (0.49)	-	$ (0.42)
Balance as at March 31	1,129,100	$ 11.86	735,500	$ 9.90

- The average exercise price at the grant date is $14.15.
- The average contractual life of the rights outstanding is 3.63 years.
- The number of rights exercisable at March 31, 2005 is 121,750.
- The average value at the grant date for the quarter ended March 31, 2005 is $4.75 ($3.39 for the quarter ended March 31, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $204,382 for the three months ended March 31, 2005. The Trust recorded non-cash compensation expense and contributed surplus of $42,802 for the quarter ended March 31, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $33,722 (Q1 2004 - $34,096).

Pro Forma Results	March 31, 2005	March 31, 2004
Net income as reported	$15,770,000	$13,346,147
Less: compensation expense for rights issued in 2002	(33,722)	(34,096)
Pro forma net income	$15,736,278	$13,312,051
Net income per Trust Unit – basic and diluted		
As reported	$0.42	$0.41
Pro forma	$0.42	$0.41

8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at March 31, 2005, which have no book value, was a cost of $7,067,272.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	400 bbls	$	49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	52.00-56.15	Cdn	WTI	April 2005 – June 2005
	400 bbls	$	53.00-60.00	Cdn	WTI	July 2005 – September 2005
	400 bbls	$	55.05-65.05	Cdn	WTI	January 2006 – December 2006
Natural gas	5,000 GJ	$	5.85-6.95	Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$	8.11-9.26	Cdn	AECO	November 2005 – March 2006(*)

** contract entered into subsequent to March 31, 2005*

9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2005, which have no book value, was a cost of $9,366,034.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	20,000 GJ	$6.77	Cdn	April 2005 – October 2005
	5,500 GJ	$7.48	Cdn	April 2005 – October 2005
	14,000 GJ	$7.44	Cdn	November 2005 – March 2006

10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per-Unit calculations for the three-month period ending March 31 are based on the weighted average number of Trust Units outstanding in 2005 of 37,254,348 (2004 of 32,385,693) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan in 2005 of 495,783 (2004 of 233,113). There were no adjustments to net income in calculating dilutive per-Unit amounts.

Supplementary cash flow information for the three months ended March 31:

		2005		2004
Interest paid	$	924,528	$	216,504
Interest received	$	1,526	$	72,243
Taxes paid	$	253,263	$	285,557
Cash distributions paid	$	17,311,331	$	11,990,995

82-34761

FOCUS ENERGY TRUST

Q1

2005 INTERIM REPORT

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended March 31, 2005	2004[1]	Change
FINANCIAL			
Oil and gas revenues, before transportation system charges and royalties	43,981	30,677	43%
Funds flow from operations [2]	26,809	18,438	45%
Per Total Unit [3]	$ 0.72	$ 0.57	26%
Cash distributions per Trust Unit			
Per Total Unit [4]	$ 0.48	$ 0.42	14%
Payout ratio (per-Unit basis)	67%	74%	(10)%
Net income	15,770	13,346	18%
Per Total Unit [3]	$ 0.42	$ 0.41	3%
Capital expenditures and acquisitions	22,552	11,430	97%
Long-term debt less working capital	94,548	(39,893)	
Total Trust Units – outstanding (000's)[5]	37,290	36,923	17%
Weighted average Total Trust Units (000's)[6]	37,254	32,386	15%
OPERATIONS			
Average daily production			
Crude oil (bbls/d)	1,850	2,122	(13)%
NGLs (bbls/d)	743	472	58%
Natural gas (mcf/d)	43,575	31,902	37%
Barrels of oil equivalent (@ 6:1)	9,856	7,911	25%
Average product prices realized [7]			
Crude oil (CDN$/bbl)	$ 54.94	$ 39.66	39%
NGLs (CDN$/bbl)	$ 51.08	$ 39.59	29%
Natural gas (CDN$/mcf)	$ 7.36	$ 6.65	11%
Netback per BOE			
Revenue [7]	$ 46.75	$ 39.92	17%
Royalties, net of ARTC	$ (10.46)	$ (10.20)	3%
Production expenses	$ (4.19)	$ (3.78)	11%
Netback	$ 32.09	$ 25.94	24%
Wells drilled			
Gross	12	11	9%
Net	8.2	6.4	28%
Success rate	100%	91%	10%
TRUST UNIT TRADING STATISTICS			
Unit prices			
High	$ 22.60	$ 15.23	
Low	$ 18.60	$ 12.90	
Close	$ 20.80	$ 14.83	40%
Daily average trading volume	115,824	112,614	3%

TSX Listings:

FET.UN
FOCUS Energy Trust Units

FTX
FET Resources Ltd. Exchangeable Shares

For further information about FOCUS Energy Trust please contact:

Derek Evans
President and Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Vice President, Finance and Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

FOCUS Energy Trust
3250, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408


STRENGTH. PERFORMANCE. SUSTAINABILITY.
www.focusenergytrust.com

(1) Financial results for 2004 have been restated for changes in accounting policies related to transportation system charges as described in Note 2 of the financial statements.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(3) Based on weighted average Total Units outstanding for the period (see Notes 6 and 7).

(4) Based on the number of Total Units outstanding at each cash distribution date (see Note 6).

(5) Total Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entitles. The exchange ratio was 1.30129 at March 31, 2005 and 1.19599 at March 31, 2004.

(6) Weighted average Total Units including Trust Units and Exchangeable Shares converted at the average exchange ratio (see Note 6).

(7) Net of settlements for financial hedging instruments and net of transportation system charges.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Record high commodity prices and increasing volumes in Q1 2005 generated funds flow from operations of $26.8 million versus $18.4 million in Q1 2004;
- Successful completion of the Tommy Lakes winter drilling program resulted in 12 new producing gas wells;
- Production volumes increased by 25 percent from Q1 2004;
- Exceptionally high funds flow of $30.22 per BOE in Q1 2005 is a reflection of our low total cost structure, premium pricing accorded to our production and the current high commodity price environment;
- Our 2004/2005 winter drilling program achieved 100 percent success.

Message to Unitholders

We are pleased to present the results of what has been a very active first quarter of 2005. In Q1 the Trust successfully executed its largest capital program to date. At Tommy Lakes during Q1, we tied in a total of 12 (10.7 net) wells, which consisted of six wells drilled during the quarter, one well that was re-stimulated and five wells drilled late in the fourth quarter of 2004. We were also active in the Red Earth area with the drilling of four (1.9 net) oil wells and the completion of our Golden liquids recovery plant. At Kotcho, we successfully drilled and completed one (0.4 net) Slave Point gas well.

Although we have limited production data to date, the new wells are meeting our expectations with respect to production performance. Overall costs for this winter's programs were approximately 25 percent more than we originally anticipated due to high service costs, timing delays caused by lack of availability of certain services and weather delays. While some of these factors are beyond our control and are reflective of record-breaking activity levels in the industry, we are actively examining those areas we do control in order to better contain our costs on a go-forward basis.

Volumes in the first quarter increased to 9,856 BOE per day versus 7,911 BOE per day in Q1 2004. The 25 percent increase in volumes is reflective of last year's Tommy Lakes acquisition which was effective April 1, 2004. Higher production volumes and exceptionally strong commodity prices in Q1 2005 were primarily responsible for an increase in funds flow from operations of $26.8 million as compared to $18.4 million in Q1 2004.

Operating expenses for the first quarter were $4.19 per BOE. The first quarter's operating expenses are typically higher than our expected yearly average of between $3.40 and $3.50 per BOE, as the majority of the costs associated with maintenance and restocking of supplies are incurred during this period for our winter-access areas.

Outlook

The industry remains extremely competitive with respect to the acquisition of both lands and assets. While the majority of potential acquisition opportunities do not meet our criteria from a cost or quality perspective, we continue to focus on building our inventory of low-risk development drilling ideas in areas that complement our existing asset base. We will continue to be patient and disciplined in our assessment of acquisition opportunities and will place greater emphasis on generating new drilling ideas on our existing lands and the cost-effective execution of those programs.

We are excited about our planned activities for the remainder of 2005. Our capital program for the remainder of the year is primarily focused on natural gas development at Pouce Coupe, Sylvan Lake and Medicine Hat, along with the preparatory work for our 2005/2006 Tommy Lakes winter program.

The Trust is in an excellent financial position with a low debt-to-cash-flow ratio of 0.9 times, sufficient funds after distributions to fund our capital program, and the financial flexibility to undertake a material acquisition should a quality opportunity arise.

We sincerely appreciate the support of all of our Unitholders and thank you for investing in Focus Energy Trust.

On behalf of the Board,



Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 9, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

OPERATIONS SUMMARY	**Three Months Ended March 31, 2005**	Year Ended December 31, 2004	Three Months Ended March 31, 2004
Average daily production			
Barrels of oil equivalent (@ 6:1)	**9,856**	9,782	7,911
% of Natural gas	**74%**	73%	67%
Average product prices realized[1]			
Crude oil sales (CDN$/bbl)	**$ 60.65**	$ 51.43	$ 45.27
Financial hedging settlements (CDN$/bbl)	**$ (5.70)**	$ (11.01)	$ (5.61)
	$ 54.94	$ 40.43	$ 39.66
NGLs (CDN$/bbl)	**$ 51.08**	$ 43.73	$ 39.59
NGL price/Crude oil price	**$ 84%**	$ 85%	$ 87%
Natural gas sales (CDN$/mcf)	**$ 8.00**	$ 7.02	$ 7.32
Transportation system charges	**$ (0.64)**	$ (0.61)	$ (0.67)
Financial hedging settlements (CDN$/mcf)	**$ -**	$ -	$ -
	$ 7.36	$ 6.41	$ 6.65
Reference prices & net Focus price realized [1]			
Crude oil (Edm. Light Price CDN$/bbl)	**$ 61.55**	$ 52.62	$ 45.73
Differential (CDN$/bbl)	**$ (0.90)**	$ (1.18)	$ (0.46)
Natural gas (AECO daily CDN$/mcf)	**$ 6.89**	$ 6.55	$ 6.41
Differential (CDN$/mcf)	**$ 0.47**	$ (0.14)	$ 0.24
Barrels of oil equivalent (@ 6:1)	**$ 46.67**	$ 42.93	$ 40.85
Differential (including NGLs vs crude oil)	**$ 1.15**	$ (1.42)	$ 0.57
Production revenue before transportation system charges and hedging settlements ($thousands)			
Crude oil, before hedging settlements	**10,124**	37,704	8,794
Financial hedging settlements	**(950)**	(8,040)	(1,084)
NGLs	**3,417**	10,715	1,702
Natural gas, before hedging settlements	**31,389**	109,793	21,264
Financial hedging settlements	**-**	-	-
	43,981	150,173	30,677
Funds flow per BOE			
Revenue before transportation system charges and hedging settlements	**$ 50.65**	$ 44.19	$ 44.12
Financial hedging settlements	**(1.07)**	(2.25)	(1.51)
Transportation system charges	**(2.83)**	(2.68)	(2.70)
Realized Price [1]	**46.75**	39.27	39.92
Royalties, net of ARTC	**(10.46)**	(9.52)	(10.20)
Production expenses	**(4.19)**	(3.29)	(3.78)
Field netback	**32.09**	26.46	25.94
Facility income	**0.55**	0.73	1.25
Interest income	**0.02**	0.06	0.05
General and administrative, cash portion	**(1.18)**	(1.13)	(0.83)
Interest and financing and other	**(0.93)**	(0.70)	(0.40)
Current and large corporations tax	**(0.34)**	(0.40)	(0.40)
Funds flow from operations	**$ 30.22**	$ 25.02	$ 25.61
Funds flow from operations / field netback	**94%**	95%	99%
Royalty rate (before hedging settlements and net of transportation system charges)	**22%**	23%	25%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus had record levels of funds flow from operations and earnings in the first quarter of 2005. These results reflect the additional interests at Tommy Lakes acquired April 1, 2004, continuing high commodity prices and additional production of new wells from this past winter's development program at Tommy Lakes.

Funds flow from operations for the first quarter was $26.8 million or $0.72 per Unit compared with $18.4 million or $0.57 per Unit for the first quarter of 2004.

Net income for the three months ended March 31, 2005 of $15.8 million remained strong due to the production increases and robust commodity prices. This compares with net income of $13.3 million in the first quarter of 2004.

During the first quarter, Focus had a very active development program in four producing areas. A total of 12 (8.2 net) successful wells were drilled as we continued to develop existing properties based on internally-generated prospects. Six (5.8 net) natural gas wells were drilled at Tommy Lakes, one natural gas well (0.4 net) at Kotcho-Cabin, one natural gas well at Sylvan Lake (0.1 net), and four oil wells (1.9 net) in the Loon Lake and Red Earth areas.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Commensurate with our capital expenditures in the first quarter, utilization of credit facilities is at the high level for the year.
- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties and operating expenses reported.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q1 compared with 2004 Q4:

- Overall natural gas production was essentially flat as increases at Tommy Lakes late in the quarter offset the natural production decline of the other properties.
- The three percent production decrease in oil production reflects the natural decline of these properties and limited capital investment in oil properties during the period. The four oil wells (1.9 net) in the Loon Lake and Red Earth areas drilled during the quarter started coming on production in the last week of March.

2005 Q1 compared with 2004 Q1:

- Natural gas production has increased 37 percent to 43,575 mcf per day in Q1 2005, from 31,902 mcf per day in Q1 2004, and the natural gas weighting of production has increased to 74

percent of total production. This increase is a result of the natural gas acquisitions in 2004 at Tommy Lakes and Medicine Hat and the concentration of Focus capital programs on natural gas opportunities.

- Oil production has decreased 13 percent from 2,122 bbls per day in Q1 2004 to 1,850 bbls per day in Q1 2005 due to natural decline and limited investment.

Pricing and Price Risk Management

Natural Gas

- The net realized price for natural gas in the first quarter of 2005 was $7.36 per mcf ($8.00 per mcf before transportation system charges), compared with $6.64 per mcf ($7.25 per mcf before transportation system charges) for the fourth quarter of 2004 and $6.65 per mcf ($7.32 per mcf before transportation system charges) for the first quarter of 2004.
- The realized price for the first quarter of 2005 of $7.36 per mcf is $0.47 higher than the AECO daily reference price of $6.89 per mcf. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.
- The positive differential for the first quarter of 2005 is due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price. During the first quarter, 67 percent of natural gas production was sold under forward physical sales contracts with an average price of $8.45 per mcf. These forward sales contracts resulted in natural gas sales of approximately $4.1 million higher than if the natural gas had been sold based on the AECO daily reference price.
- There were no settlements of financial instruments for natural gas in these periods.
- The price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas and physical delivery contract terms.

Crude Oil

- The price realized by Focus for crude oil in the first quarter of 2005, after settlement of financial hedges, was $54.94 per barrel versus $39.66 per barrel for the first quarter of 2004.
- The hedging cost of $1.0 million or $5.70 per barrel for the first quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $1.1 million or $5.61 per barrel.

Price Protection[(1)]

(volume and reference price)		2005 Q2	2005 Q3	2005 Q4	2006 Q1	2006 Q2
Natural gas	Mmcf/d	31.3	31.3	22.7	18.4	-
	CDN$/mcf	$ 7.74	$ 7.74	$ 8.28	$ 8.75	-
Crude oil	bbls/d	1,200	1,200	800	400	400
	CDN$/bbl	$50.37	$50.70	$49.56	$55.05	$55.05

(1) Price protection for commodity prices is based on the amount of a fixed price contract or swap and based on the floor price of a financial hedging collar. A financial hedging collar has a floor price and a ceiling price. For price protection in place for 2005, financial hedging collars represent an average of 4.1 Mmcf/d of natural gas and 300 bbls/d of crude oil. For price protection in place for 2006, financial hedging collars represent an average of 6.1 Mmcf/d of natural gas for the first quarter of 2006 and all of the crude oil price protection is through financial hedging collars.

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 8 and 9 of the interim financial statements.

Production Revenue

- Production revenue for the three months ended March 31, 2005 was $44.0 million compared to $30.7 million in Q1 2004.

- The 43 percent increase from the first quarter of 2004 to the first quarter of 2005 resulted from increases in realized prices for crude oil and natural gas and from higher natural gas production volumes partially offset by a decrease in crude oil volumes. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the first quarter of 2005 is $4.7 million higher than revenue in the fourth quarter of 2004 of $39.2 million, essentially due to higher realized commodity prices.

Production Expenses

	2005	2004				2003		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.19	$3.76	$3.31	$2.52	$3.78	$3.70	$3.51	$3.04

- Production expenses for the first quarter of 2005 were $4.19 per BOE compared with $3.76 per BOE for the fourth quarter of 2004 and $3.78 for the first quarter of 2004.
- This pattern of production expenses being highest in the first quarter and lowest in the second quarter is consistent with the nature of our operations. This seasonality for production expenses is more significant for the first quarter of 2005 than for the same period of 2004 due to the acquisition of additional interests at Tommy Lakes April 1, 2004.
- Average production expenses for 2005 are forecast to be $3.40 to $3.50 per BOE.

General and Administrative Expenses

	Three Months Ended March 31,	
(thousands)	**2005**	2004
Cash G&A expenses	**$ 1,617**	$ 1,264
Overhead recoveries	**(574)**	(665)
Total cash G&A expenses	**1,043**	599
Non-cash G&A expense[(1)]	**362**	246
Trust Unit Rights Plan expense[(2)]	**204**	43
Net G&A reported	**$ 1,609**	$ 888
Cash-based G&A per BOE	**$ 1.18**	$ 0.83
Net reported G&A per BOE	**$ 1.81**	$ 1.23

(1) Gross general and administrative expenses for the first quarter of 2005 include $0.7 million related to the Executive Bonus Plan (Q1 2004 - $0.5 million). Half of this amount was non-cash and settled through the issuance of Units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the notes to interim financial statements.

Cash-based general and administrative expenses were $1.18 per BOE for the first quarter of 2005 compared to $0.83 per BOE for the first quarter of 2004 and $1.21 per BOE in the fourth quarter of 2004. Increased general and administrative expenses in the first quarter of 2005 compared to the corresponding period in 2004 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses have remained flat in the first quarter of 2005 at $0.8 million compared to the fourth quarter of 2004. Outstanding bank debt at the end of the quarter increased to $85.0 million at March 31, 2005 from $74.5 million at December 31, 2004 as the Trust conducted a very active development program during the first quarter of 2005.

Interest and financing expenses increased from $0.3 million in the first quarter of 2004 to $0.8 million in the first quarter of 2005 commensurate with higher debt balances. There was no outstanding bank debt on March 31, 2004 as Focus closed an equity offering on March 23, 2004 that resulted in gross proceeds of $74.5 million before expenses. Those funds were used for repayment of all outstanding bank indebtedness at that date. The excess funds of $38.5 million were invested in short-term interest-bearing deposits. The Tommy Lakes acquisition closed on April 1, 2004 and was financed with the short-term interest-bearing deposits and bank indebtedness of

approximately $110 million. In addition, the acquisition for $18.6 million on September 1, 2004 was funded with long-term debt and increased the interest expense on a going-forward basis.

Depletion and Depreciation

The depletion and depreciation rate for the three months ended March 31, 2005 increased $0.37 to $10.79 per BOE compared to $10.42 per BOE in the fourth quarter of 2004. The rate at March 31, 2005 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2004 and includes capital expenditures for the first quarter of 2005.

Asset Retirement Obligation

The asset retirement obligation increased $0.3 million from $11.5 million at December 31, 2004 to $11.8 million at March 31, 2005. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenditures.

Income and Other Taxes

For the first quarter of 2005, there was a future income tax expense of $0.7 million compared to a future income tax recovery of $1.3 million for the first quarter of 2004. Future income tax for the first quarter of 2005 results from the high level of funds flow from operations compared with distributions to Unitholders which transfers taxable income from the Trust to individual Unitholders.

Capital Expenditures

Capital expenditures for field operations in the first quarter of 2005 were $22.6 million. On an area basis approximately 70 percent of this capital was spent at Tommy Lakes, 15 percent at our Red Earth oil areas and 15 percent at other areas.

At Tommy Lakes, we successfully drilled six (5.8 net) operated wells in the quarter and re-stimulated one (1.0 net) standing well. During the quarter we tied in a total of 12 wells, which consisted of the six wells drilled during the quarter, the one re-stimulated well, and five wells (3.9 net) drilled late in the fourth quarter of 2004. In terms of reservoir performance, the Tommy Lakes winter program met our expectations. However, overall costs of the program were approximately 25 percent more than we originally anticipated due to a combination of factors, including generally higher service costs, timing delays due to the lack of availability of certain services and weather delays. While some of these factors are beyond our control, we are actively examining those areas that we do control in order to better contain costs on this project next winter.

Our second most active area during the first quarter was our Red Earth oil property, where activity included the drilling of four (1.9 net) oil wells, optimization work on our waterflood at Loon Lake, and completion of our Golden liquids recovery plant. The capital spent on other areas during the quarter included the drilling and tie in of one (0.4 net) well at Kotcho, the drilling of one (0.1 net) well at Sylvan Lake, and various workovers and optimization projects.

Capital expenditures for the remainder of 2005 are expected to be in the range of $18 to $20 million. The remaining capital program will involve the drilling of approximately 24 gross wells, consisting of 15 wells at Medicine Hat, four wells at Loon Lake, two wells at Pouce Coupe and three wells at Sylvan Lake.

Liquidity and Capital Resources

As at March 31, 2005 Focus had a working capital deficit of $9.5 million compared with working capital deficit of $6.7 million at December 31, 2004 and working capital of $39.9 million at March 31, 2004. The working capital deficiency has increased from year end due to the higher level of capital expenditures in the first quarter offset by increased revenue receivable mainly due to higher commodity prices. The working capital at March 31, 2004 was due to the equity offering which closed on March 23, 2004, the proceeds of which were ultimately used to partially fund the Tommy Lakes acquisition which closed on April 1, 2004. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to Unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2005 was $85.0 million compared with $74.5 million at December 31, 2004 and nil at March 31, 2004. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. Focus has a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at March 31, 2005. The credit facility revolves until

May 26, 2005. The Company intends to extend the revolving period and has received an Offer of Extension which extends the revolving period for a further 364 days and increases the revolving syndicated credit facility to $130 million.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $94.5 million at March 31, 2005. This change of $13.3 million during this period primarily resulted from the following factors:

- Funds flow from operations was $26.8 million, of which $17.4 million in distributions was declared to Unitholders, $0.5 million paid to the reclamation fund and $8.9 million was used to partially fund capital expenditures for field operations during the quarter.
- Contributions to the reclamation fund of $0.5 million made during the first quarter of 2005 were for operations of the Trust for the fourth quarter of 2004 and the first quarter of 2005.
- Proceeds were $0.3 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights.
- Capital expenditures of $22.6 million during the first quarter of 2005 were funded through $8.99 million of funds from operations and $13.7 million of indebtedness.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 25 to 30 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

Capitalization Table

($thousands except per-Unit amounts)	**March 31, 2005**	December 31, 2004
Long-term debt	**85,000**	74,500
Less: Working capital deficiency	**9,548**	6,658
Total debt (working capital)	**94,548**	81,158
Units outstanding and issuable for Exchangeable Shares	**37,290**	37,223
Market price	**$ 20.80**	$ 19.97
Market capitalization	**775,632**	743,343
Total capitalization	**870,180**	824,501
Net debt as a percentage of total capitalization	**10.9%**	9.8%
Annualized funds flow [i]	**108,724**	89,567
Net debt to funds flow [i]	**0.9**	0.9

[i] *March 31, 2005 is based on the funds flow of the Trust for the 90-day period*

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16(*)
June 28, 2005	June 30, 2005	July 15, 2005	$0.16(*)

(*) estimated

Focus declared distributions of $0.48 per Unit in respect of January to March 2005 production. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio

	Three Months Ended March 31,	
	2005	2004
Funds flow from operations (thousands)	**$ 26,809**	$ 18,438
Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	**$ 0.72**	$ 0.57
Distributions per Unit	**$ 0.48**	$ 0.42

Payout ratio – per-Unit basis	**67%**	74%
Cash distributions declared to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	**$ 17,362**	$ 11,991
Payout ratio - dollar basis	**65%**	65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	2,193	74	707	1,028	384
Operating leases	396	132	264		
Mineral and surface leases(2)	4,318	720	1,439	1,439	720
Transportation and processing	24,807	9,539	9,730	2,600	2,938
Asset retirement obligations(3)	11,834	215	427	310	10,882
Total contractual obligations	43,548	10,680	12,567	5,377	14,924

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 8 and 9 of the financial statements.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at March 31, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Outlook – 2005

Refer to the "Outlook" section of the Trust's 2004 Annual Report MD&A for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2005 Expectations	
Average annual production	10,000 - 10,500 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$ 3.40 - $ 3.50
Cash G&A expenses per BOE	$1.25 - $1.35
Capital expenditures - field	$40 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2
FINANCIAL								
Oil and gas revenues, before royalties[1]	43,981	39,233	31,979	42,284	30,677	28,088	28,806	31,979
Funds flow from operations	26,809	23,241	21,926	25,961	18,438	17,129	15,200	16,764
Per Total Unit – basic	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54	$ 0.48	$ 0.57
Cash distributions per Trust Unit	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42	$ 0.42	$ 0.42
Payout ratio (per-Unit basis)	67%	78%	76%	64%	74%	78%	87%	74%
Net income	15,770	15,451	13,546	17,286	13,346	10,456	10,608	12,449
Per Unit – basic	$ 0.42	$ 0.42	$ 0.37	$ 0.47	$ 0.41	$ 0.33	$ 0.34	$ 0.42
Capital expenditures	22,475	11,325	1,529	857	11,445	4,750	2,796	50
Acquisition expenditures, net	77	1,190	18,580	109,945	(15)	142	13	20,062
Long-term debt plus working capital	94,548	81,158	75,235	60,690	(39,893)	23,611	23,650	27,545
Total Units – outstanding (000's)	37,290	37,223	37,094	37,016	36,923	31,822	31,667	31,493
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,850	1,903	1,932	2,027	2,122	2,278	2,336	2,361
NGLs (bbls/d)	743	724	776	703	472	460	508	501
Natural gas (mcf/d)	43,575	43,080	44,903	50,913	31,902	32,476	33,593	36,815
BOE (@ 6:1)	9,856	9,807	10,191	11,215	7,911	8,151	8,443	8,997

(1) 2003 Q3 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

Consolidated Balance Sheets

		March 31, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS			
Current assets			
Cash and cash equivalents		$ 45,854	$ 43,732
Accounts receivable		22,658,352	20,220,594
Prepaid expenses and deposits		2,026,216	1,697,846
		24,730,422	21,962,172
Petroleum and natural gas properties and equipment [note 3]		315,587,558	302,454,785
Goodwill		5,100,000	5,100,000
Reclamation fund		2,422,513	1,922,519
		$347,840,493	$331,439,476
LIABILITIES			
Current			
Accounts payable and accrued liabilities		$ 28,471,733	$ 22,864,458
Cash distributions payable		5,806,606	5,755,784
		34,278,339	28,620,242
Long-term debt [note 5]		85,000,000	74,500,000
Asset retirement obligation [note 4]		11,833,509	11,461,469
Future income taxes		44,399,519	43,727,120
		175,511,367	158,308,831
UNITHOLDERS' EQUITY			
Unitholders' capital	[note 6]	140,391,025	139,335,147
Exchangeable shares	[note 6]	1,236,761	1,546,884
Contributed surplus	[note 7]	543,395	498,516
Accumulated income		161,059,496	145,289,496
Accumulated cash distributions		(130,901,551)	(113,539,398)
		172,329,126	173,130,645
		$347,840,493	$331,439,476

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended, March 31, 2005	2004 (Restated – Note 3)
Revenue		
Production revenue	$ 43,980,891	$ 30,676,607
Royalties	(9,390,679)	(7,453,830)
Alberta Royalty Tax Credit	107,824	111,902
Facility income	490,365	901,352
Interest income	14,618	38,964
	35,203,019	24,274,995
Expenses		
Transportation system charges	2,508,691	1,941,803
Production	3,720,608	2,719,927
General and administrative	1,609,221	887,815
Interest and financing	824,327	285,767
Depletion and depreciation	9,599,288	5,925,720
Accretion of asset retirement obligation	200,573	132,069
	18,462,708	11,893,101
Income before income and other taxes	16,740,311	12,381,894
Future income tax expense (reduction)	672,399	(1,254,000)
Current and large corporations tax	297,912	289,747
	970,311	964,253
Net income for the period	15,770,000	13,346,147
Accumulated income, beginning of period	145,289,496	85,661,322
Accumulated income, end of period	$161,059,496	$ 99,007,469
Net income per Unit [note 10]		
Basic and diluted	$ 0.42	$ 0.41

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, March 31, 2005	2004 (Restated – Note 3)
Operating activities		
Net income for the period	$ 15,770,000	$ 13,346,147
Add non-cash items:		
Non-cash general and administrative expenses	566,369	288,523
Depletion and depreciation	9,599,288	5,925,720
Accretion on asset retirement obligation	200,573	132,069
Future income tax expense	672,399	(1,254,000)
Funds flow from operations	26,808,629	18,438,459
Net change in non-cash working capital items	(2,065,736)	(7,236,274)
	24,742,893	11,202,185
Financing activities		
Proceeds from issue of Trust Units (net of costs)	-	70,400,000
Proceeds from exercise of unit appreciation rights	286,248	84,650
Increase (decrease) in long-term debt	10,500,000	(21,336,532)
Cash distributions	(17,311,331)	(11,990,985)
	(6,525,083)	37,157,133
Investing activities		
Capital asset expenditures	(22,550,343)	(11,445,375)
Acquisition expenditures	(1,640)	15,460
Deposit on acquisition	-	(11,000,000)
Reclamation fund contributions	(508,604)	(10,637)
Net change in non-cash working capital items	4,844,899	2,110,595
	(18,215,688)	(20,329,957)
Increase in cash and cash equivalents during the period	2,122	28,029,361
Cash and cash equivalents, beginning of period	43,732	-
Cash and cash equivalents, end of period	$ 45,854	$ 28,029,361

Notes to Consolidated Financial Statements

MARCH 31, 2005 AND 2004 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a. Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b. Transportation System Charges

Beginning at December 31, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow for the Trust.

3. ACQUISITION EXPENDITURES

Acquisition of Tommy Lakes Partnership April 1, 2004

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, B.C. The Tommy Lakes Partnership is owned 99 percent by Focus B.C. Trust and one percent by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The future income tax recorded for this transaction only relates to the one percent ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$111,583,959
Asset retirement obligation	(877,109)
Future income tax	(631,891)
	$110,074,959

Acquisition of Private Company September 1, 2004

FET Resources Ltd. acquired a private company on September 1, 2004 for cash consideration of $19,143,766. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. Immediately after the acquisition, the private company was wound up into FET Resources Ltd.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$20,190,000
Goodwill	5,100,000
Asset retirement obligation	(1,061,838)
Future income tax	(5,620,696)
	$18,607,466
Net working capital	482,534
	$19,090,000

Effective October 1, 2004, additional interests were purchased in the Medicine Hat area for cash consideration of $1,130,000.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $31.5 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	March 31, 2005	December 31, 2004
Balance, beginning of period	$ 11,461,469	$ 7,442,069
Accretion expense	200,573	664,001
Liabilities incurred		
Acquisitions	-	1,938,947
Development activity and changes of estimates	180,077	1,540,610
Settlement of liabilities	(8,610)	(124,158)
Balance, end of period	$ 11,833,509	$ 11,461,469

5. LONG-TERM DEBT

As at March 31, 2005 the Trust has a $100 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 26, 2005, whereupon it has been renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

The Trust intends to extend the revolving period and has received an Offer of Extension which extends the revolving period for a further 364 days and increases the revolving syndicated credit facility to $130 million.

6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The Trust Units are redeemable at the option of the Unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Trust Units outstanding *(see (a) below)*	36,291,288	35,973,651	$140,391,025	$139,335,147
Trust Units issuable on conversion of Exchangeable Shares (i) *(see (b) below)*	998,665	1,249,371	1,236,761	1,546,884
Balance as at March 31	37,289,953	37,223,022	$141,627,786	$140,882,031

(i) The exchange ratio at March 31, 2005 was 1.30129 (December 31, 2004 – 1.27833) Trust Units for each Exchangeable Share.

(a) **Trust Units of Focus Energy Trust**	Number of Units 2005	2004	Consideration 2005	2004
Balance as at January 1	35,973,651	28,034,233	$139,333,991	$63,267,421
Issued on conversion of Exchangeable Shares (i)	271,667	1,036,178	311,279	1,300,438
Issued pursuant to the Executive Bonus Plan (ii)	14,470	9,528	300,004	135,520
Issued for Cash (iii)		5,000,000		74,500,000
Trust Unit Issue Expenses				(4,100,000)
Exercise of Unit Appreciation Rights (iv)	31,500	10,000	445,751	84,651
Balance as at March 31	36,291,288	34,089,939	$140,391,025	$135,188,030

(i) Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $286,248 and contributed surplus credit of $159,503.

(b) **Exchangeable Shares of FET Resources Ltd.**	Number of Shares 2005	2004	Consideration 2005	2004
Balance as at January 1	977,346	3,245,650	$1,546,884	$5,160,995
Exchanged for Trust Units(i)	(209,904)	(876,920)	(310,123)	(1,300,438)
Balance as at March 31	767,442	2,368,730	$1,236,761	$3,860,557

(i) Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten-day weighted average Unit price preceding the record date. During the period of January 1 to March 31, 2005, a total of 209,904 Exchangeable Shares were converted into 271,667 Trust Units at exchange ratios prevailing at the time. At March 31, 2005, the exchange ratio was 1.30129 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To March 31, 2005 a total of 159,000 Units had been issued under the Plan, and 1,341,000 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-Unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	64,000	$ 19.93	80,000	$ 14.92
Exercised	(31,500)	$ 9.09	(10,000)	$ 8.47
Cancelled	(16,500)	$ 9.50	-	$ -
Before reduction of exercise price	1,129,100	$ 12.35	735,500	$ 10.32
Reduction of exercise price	-	$ (0.49)	-	$ (0.42)
Balance as at March 31	1,129,100	$ 11.86	735,500	$ 9.90

- The average exercise price at the grant date is $14.15.
- The average contractual life of the rights outstanding is 3.63 years.
- The number of rights exercisable at March 31, 2005 is 121,750.
- The average value at the grant date for the quarter ended March 31, 2005 is $4.75 ($3.39 for the quarter ended March 31, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $204,382 for the three months ended March 31, 2005. The Trust recorded non-cash compensation expense and contributed surplus of $42,802 for the quarter ended March 31, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $33,722 (Q1 2004 - $34,096).

Pro Forma Results	March 31, 2005	March 31, 2004
Net income as reported	$15,770,000	$13,346,147
Less: compensation expense for rights issued in 2002	(33,722)	(34,096)
Pro forma net income	$15,736,278	$13,312,051
Net income per Trust Unit – basic and diluted		
As reported	$0.42	$0.41
Pro forma	$0.42	$0.41

8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at March 31, 2005, which have no book value, was a cost of $7,067,272.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	400 bbls	$	49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	52.00-56.15	Cdn	WTI	April 2005 – June 2005
	400 bbls	$	53.00-60.00	Cdn	WTI	July 2005 – September 2005
	400 bbls	$	55.05-65.05	Cdn	WTI	January 2006 – December 2006
Natural gas	5,000 GJ	$	5.85-6.95	Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$	8.11-9.26	Cdn	AECO	November 2005 – March 2006(*)

* *contract entered into subsequent to March 31, 2005*

9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2005, which have no book value, was a cost of $9,366,034.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	20,000 GJ	$6.77	Cdn	April 2005 – October 2005
	5,500 GJ	$7.48	Cdn	April 2005 – October 2005
	14,000 GJ	$7.44	Cdn	November 2005 – March 2006

10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per-Unit calculations for the three-month period ending March 31 are based on the weighted average number of Trust Units outstanding in 2005 of 37,254,348 (2004 of 32,385,693) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan in 2005 of 495,783 (2004 of 233,113). There were no adjustments to net income in calculating dilutive per-Unit amounts.

Supplementary cash flow information for the three months ended March 31:

		2005		2004
Interest paid	$	924,528	$	216,504
Interest received	$	1,526	$	72,243
Taxes paid	$	253,263	$	285,557
Cash distributions paid	$	17,311,331	$	11,990,995

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister(3)(4)(5)

John A. Brussa(3)

Stuart G. Clark(1)(2)

Derek W. Evans

James H.McKelvie(2)(3)

Gerald A. Romanzin(2)(4)(5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3250, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listings:

Focus Energy Trust: FET.UN

FET Resources Ltd.: FTX

(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP

Calgary, Alberta, Canada

AUDITORS

KPMG LLP

Calgary, Alberta, Canada

BANKERS

Bank Syndicate

Lead Agent: Royal Bank of Canada

Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.

Calgary, Alberta

McDaniel and Associates Consultants Ltd.

Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company

Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President, Finance and Chief Financial Officer
Tel: (403) 781-8406

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 11, 2005

Derek W. Evans
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 11, 2005

William D. Ostlund
Vice President, Finance and Chief Financial Officer

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR JUNE 15, 2005

Calgary, May 16, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of May production of Cdn. $0.16 per trust unit will be paid on June 15, 2005 to unitholders of record May 31, 2005. The ex-distribution date is May 27, 2005.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer
Or
William D. Ostlund
Vice President, Finance and Chief Financial Officer

Focus Energy Trust
#3250, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE JUNE 15, 2005

Calgary, June 1, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.31714 to 1.32545. Such increase will be effective on June 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
May 31, 2005	1.31714	$0.16	$19.2470	0.00831	June 15, 2005	1.32545

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR JULY 15, 2005

Calgary, June 15, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of June production of Cdn. $0.16 per trust unit will be paid on July 15, 2005 to unitholders of record June 30, 2005. The ex-distribution date is June 28, 2005.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer
Or
William D. Ostlund
Vice President, Finance and Chief Financial Officer

Focus Energy Trust
#3250, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE JULY 15, 2005

Calgary, July 4, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.32545 to 1.33271. Such increase will be effective on July 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
June 30, 2005	1.32545	$0.16	$22.0536	0.00726	July 15, 2005	1.33271

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.16 PER UNIT

Calgary, July 15, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the third quarter of 2005 to continue monthly distributions of $0.16 per Trust Unit. Further, Focus has declared a distribution of $0.16 per Trust Unit to be paid on August 15, 2005 in respect of July production, for unitholders of record on July 31, 2005. The ex-distribution date is July 27, 2005.

Record Date	Ex-Distribution Date	Distribution Date	Distribution per Unit
July 31	July 27	August 15, 2005	$0.16
August 31	August 29	September 15, 2005	$0.16 (*)
September 30	September 28	October 17, 2005	$0.16 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust 3300, 205- 5th Avenue S.W. Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

82-34761

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE AUGUST 15, 2005

Calgary, August 2, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.33271 to 1.33993. Such increase will be effective on August 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
July 31, 2005	1.33271	$0.16	$22.1538	0.00722	August 15, 2005	1.33993

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES INCREASE IN DISTRIBUTIONS AND SECOND QUARTER 2005 FINANCIAL & OPERATING RESULTS

Calgary, August 10, 2005 – Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) announces an increase in monthly distributions to $0.18 per unit effective with the distribution paid on September 15, 2005 and results for the second quarter ending June 30, 2005.

(thousands of dollars, except where indicated)	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**46,583**	42,284	**90,564**	72,961	24%
Funds flow from operations (1)	**27,436**	25,961	**54,245**	44,400	22%
Per Total Unit (2) (4)	$ **0.73**	$ 0.70	$ **1.45**	$ 1.28	14%
Cash distributions					
Per Unit	$ **0.48**	$ 0.45	$ **0.96**	$ 0.87	10%
Payout ratio (per-unit basis)	**66%**	64%	**66%**	68%	(3%)
Net income(3)	**14,682**	14,877	**28,033**	26,027	8%
Per unit (3)	$ **0.40**	$ 0.44	$ **0.77**	$ 0.82	(6%)
Capital expenditures and acquisitions	**3,962**	99,801	**26,514**	122,231	(78%)
Long-term debt less working capital	**88,965**	60,690	**88,965**	60,690	47%
Total Trust Units – outstanding (000's)(4)	**37,339**	37,016	**37,339**	37,016	1%
Weighted average Total Trust Units (000's)(5)	**37,317**	36,980	**37,286**	36,980	1%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,779**	2,027	**1,814**	2,075	(13%)
NGLs (bbls/d)	**770**	703	**757**	587	29%
Natural gas (mcf/d)	**46,997**	50,913	**45,296**	41,408	9%
Barrels of oil equivalent (@ 6:1)	**10,382**	11,215	**10,121**	9,563	6%
Average product prices realized (6)					
Crude oil (CDN$/bbl)	$ **54.66**	$ 40.07	$ **54.80**	$ 39.86	37%
NGLs (CDN$/bbl)	$ **55.13**	$ 39.62	$ **53.15**	$ 39.61	34%
Natural gas (CDN$/mcf)	$ **7.40**	$ 6.41	$ **7.38**	$ 6.50	14%
Field netback per BOE					
Revenue (6)	$ **46.91**	$ 38.85	$ **46.83**	$ 39.29	19%
Royalties, net of ARTC	$ **(11.90)**	$ (9.45)	$ **(11.21)**	$ (9.76)	15%
Production expenses	$ **(4.10)**	$ (2.52)	$ **(4.14)**	$ (3.04)	36%
Field netback	$ **30.91**	$ 26.88	$ **31.48**	$ 26.49	19%
Wells drilled					
Gross	**3**	-	**15**	11	36%
Net	**2.5**	-	**10.7**	6.4	67%
Success rate	**100%**	-	**100%**	91%	10%
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	$ **22.40**	$ 15.95	$ **22.60**	$ 15.95	
Low	$ **18.99**	$ 14.60	$ **18.60**	$ 12.90	
Close	$ **21.60**	$ 15.50	$ **21.60**	$ 15.50	39%
Daily average trading volume	**73,020**	106,869	**93,905**	107,787	(15%)

(1) *Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to* analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(2) Based on weighted average Total Units outstanding for the period.

(3) Net income has been restated. See Notes 2 and 3 of the notes to consolidated financial statements. Per-Unit amounts are based on weighted average units outstanding for the period, excluding exchangeable shares.

(4) Total Units being trust units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio was 1.32545 at June 30, 2005 and 1.22534 at June 30, 2004.

(5) Weighted average Total Units including trust units and exchangeable shares converted at the average exchange ratio.

(6) Net of settlements for financial hedging instruments and net of transportation system charges.

Highlights

- Record breaking funds flow of $27.4 million in Q2 2005 was driven by high commodity prices and associated high netbacks.
- The Tommy Lakes 2004/2005 winter drilling program wells continue to meet our performance expectations.
- Cash distributions will increase from $0.16 to $0.18 per unit per month effective with the distribution paid on September 15, 2005.
- Organic development activities continue with the drill bit active at Pouce Coupe and Loon Lake, and new drilling ideas are being generated at our Sylvan Lake and Medicine Hat properties.
- Strong financial position is maintained with a low debt-to-funds-flow ratio of 0.8 times and sufficient funds after distributions to fund our capital program.

Message to Unitholders

We are pleased to present the results of the second quarter of 2005. Although it was a quiet quarter in terms of drilling activity, we have been working diligently to continue to expand our inventory of low-risk development drilling ideas as well as actively examining ways to mitigate and/or control the cost pressures that our industry is facing. During the quarter we were active at Pouce Coupe with the drilling and completing of two Montney gas wells which were tied in subsequent to the end of the quarter. We also drilled and completed a Slave Point oil well at Loon Lake that has been placed on production. A considerable amount of time has been spent setting up our remaining capital programs at Sylvan Lake, Medicine Hat, and Tommy Lakes to ensure that they can be executed as cost efficiently as possible. We continue to be pleased with the production performance of our asset base as well as its on-going ability to continue to provide us with capital reinvestment opportunities to create value for our unitholders.

Production volumes in the quarter averaged 10,382 BOE/d and were slightly impacted by both planned and unplanned outages at Tommy Lakes and Pouce Coupe that extended past the time allowances we had forecast. We continue to monitor the new well performance at Tommy Lakes, which at this juncture mirrors last year's wells. All in all, the Trust's assets are performing as expected. We do note that the percentage of time our wells are producing is below what we have historically forecast. This is due in large part to unplanned outages as well as slower service rig response times to wells that are down due to lack of availability of service equipment.

Commodity prices have remained exceptionally strong in Q2 2005 resulting in an increase in funds flow from operations to $27.4 million versus $25.9 million in Q2 2004. Higher gas price realizations were primarily responsible for the increase in funds flow. We continue to closely monitor the stability of oil and gas prices at these exceptionally high levels and are taking advantage of opportunities to put appropriate price protection in place.

Operating expenses reported for the second quarter of 2005 were $4.10 per BOE versus $4.19 per BOE in Q1 of 2005. Historically, the second quarter is our lowest operating cost quarter due to high initial flush production volumes from our Tommy Lakes winter drilling program, and spring break-up during which our ability to access wells is severely restricted. Production expenses for Q2 were burdened with some additional costs from previous quarters and a charge for fuel gas related to the 2002/2003 period. In the absence of these one-time events, our Q2 operating costs were still higher on a year-over-year basis, reflecting the continued industry operating cost pressures relating to people, fuel and supplies. The extra costs also relate largely to the fact that industry efficiencies are dropping and time lines on all activities are expanding. The net impact of these cost pressures is going to result in higher operating costs for the Trust in 2005. We are currently estimating that our average 2005 operating cost will be approximately $3.90 to $4.10 per BOE.

Outlook

Current industry activity levels, combined with an extended break-up, are creating significant challenges with respect to sourcing equipment, services and, most importantly, people to undertake projects. We continue to attempt to minimize this impact by organizing our projects well in advance and ensuring all elements are in place to facilitate continuous cost-effective operations.

Our capital program for the remainder of the year is focused on a 14-well Medicine Hat shallow gas program, three gas wells at Sylvan Lake, Loon Lake water injection upgrades and the preparatory work for our 2005/2006 Tommy Lakes winter program.

On the acquisition front, industry conditions remain extremely challenging from both a cost and quality perspective. We continue to be patient and disciplined in our assessment of all acquisition opportunities, while placing greater emphasis on generation of new drilling ideas on our existing properties.

The Trust is in excellent financial condition, with a low debt-to-cash-flow ratio of 0.8 times, sufficient funds after distributions to fund our capital program, and the financial flexibility to undertake a material acquisition.

I would like to thank all of our unitholders for their on-going support and confidence in Focus.

On behalf of the Board,



Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 8, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

OPERATIONS SUMMARY	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,382**	11,215	**10,121**	9,563
% of Natural gas	**75%**	76%	**75%**	72%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 64.29**	$ 49.97	**$ 62.45**	$ 47.57
Financial hedging settlements (CDN$/bbl)	**$ (9.64)**	$ (9.90)	**$ (7.64)**	$ (7.71)
	$ 54.65	40.07	**54.81**	39.86
NGLs (CDN$/bbl)	**$ 55.13**	$ 39.62	**$ 53.15**	$ 39.61
NGL price/Crude oil price	**86%**	$ 79%	**$ 85%**	$ 83%
Natural gas sales (CDN$/mcf)	**$ 7.93**	$ 6.98	**$ 7.96**	$ 7.11
Transportation system charges (CDN$/mcf)	**$ (0.53)**	$ (0.57)	**$ (0.58)**	$ (0.61)
Financial hedging settlements (CDN$/mcf)	**$ (0.01)**	$ -	**$ (0.01)**	$ -
	$ 7.39	$ 6.41	**$ 7.37**	$ 6.50
Reference prices & net Focus price realized [1]				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 65.78**	50.67	**$ 63.67**	$ 48.20
Differential (CDN$/bbl)	**$ (1.49)**	$ (0.70)	**$ (1.22)**	$ (0.63)
Natural gas (AECO daily CDN$/mcf)	**$ 7.37**	$ 7.01	**$ 7.13**	$ 6.70
Differential (CDN$/mcf)	**$ 0.02**	$ (0.60)	**$ 0.25**	$ (0.20)
Barrels of oil equivalent (@ 6:1)	**$ 49.53**	$ 44.13	**$ 48.10**	$ 42.42
Differential (including NGLs vs crude oil)	**$ (0.91)**	$ (3.49)	**$ 0.13**	$ (1.46)
Production revenue before transportation system charges ($thousands)				
Crude oil, before hedging settlements	**10,434**	9,243	**20,558**	18,038
Financial hedging settlements	**(1,560)**	(1,827)	**(2,510)**	(2,911)
NGLs	**3,863**	2,535	**7,281**	4,237
Natural gas, before hedging settlements	**33,908**	32,333	**65,297**	53,597
Financial hedging settlements	**(62)**	-	**(62)**	-
	46,583	42,284	**90,564**	72,961
Funds flow per BOE				
Revenue	**$ 51.03**	$ 43.22	**$ 50.84**	$ 43.59
Financial hedging settlements	**(1.72)**	(1.79)	**(1.40)**	(1.67)
Transportation system charges	**(2.40)**	(2.58)	**(2.61)**	(2.63)
Realized Price [1]	**46.91**	38.85	**46.83**	39.29
Royalties, net of ARTC	**(11.90)**	(9.45)	**(11.21)**	(9.76)
Production expenses	**(4.10)**	(2.52)	**(4.14)**	(3.04)
Field netback	**30.91**	26.88	**31.48**	26.49
Facility income	**0.59**	0.69	**0.57**	0.92
Interest income	**-**	0.03	**0.01**	0.04
General and administrative, cash portion	**(1.25)**	(1.11)	**(1.22)**	(1.00)
Interest and financing and other	**(0.92)**	(0.69)	**(0.93)**	(0.57)
Current and large corporations tax	**(0.28)**	(0.37)	**(0.31)**	(0.38)
Funds flow from operations	**$ 29.05**	$ 25.43	**$ 29.60**	$ 25.50
Funds flow from operations / field netback	**94%**	95%	**94%**	96%
Royalty rate (before hedging settlements and net of transportation system charges)	**24%**	23%	**23%**	24%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus continues to have strong field netbacks, funds flow from operations and drilling results for the second quarter of 2005. These results reflect continuing high commodity prices and additional production of new wells from this past winter's development program at Tommy Lakes.

Funds flow from operations for the second quarter was $27.4 million or $0.73 per Total Unit compared with $26.0 million or $0.70 per Total Unit for the second quarter of 2004.

Net income for the three months ended June 30, 2005 of $14.7 million remained solid due to the production increases and robust commodity prices. This compares with restated net income of $14.9 million in the second quarter of 2004. Net income has been restated as a result of adopting EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

During the second quarter, Focus drilled 3.0 gross wells (2.5 net) with a 100 percent success rate. Capital expenditures were $4.0 million for the quarter.

Focus continues to maintain a strong balance sheet with total debt and working capital deficiency representing 10 percent of total capitalization and debt to funds flow of 0.8 times.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties, operating expenses and funds flow from operations reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q2 compared with 2005 Q1:

- Overall natural gas production increased eight percent from 43,575 mcf per day in the first quarter to 46,997 mcf per day in the second quarter due to production from the winter drilling program. Production from Tommy Lakes increased 11 percent from the first quarter. The new wells at Tommy Lakes are performing as expected and are consistent with our drilling programs of the prior two years.
- The four percent production decrease in oil production reflects the natural decline of these properties, partially offset by new wells commencing production at Loon Lake, Evi 1 and Red Earth.

- Production for the six-month period ended June 30, 2005 increased six percent to 10,121 BOE per day from 9,563 BOE per day in the same period in 2004 as natural gas production increased nine percent and crude oil production decreased 13 percent.

2005 Q2 compared with 2004 Q2:

- Natural gas production was 46,997 mcf per day in Q2 2005 compared with 50,913 mcf per day in Q2 2004. The decrease in production results from production declines in the Kotcho-Cabin area. Focus continues to direct investment towards its low decline, longer life properties.
- Oil production decreased 12 percent from 2,027 bbls per day in Q2 2004 to 1,779 bbls per day in Q2 2005 due to natural declines which were offset through investment at Loon Lake.

Pricing and Price Risk Management

Natural Gas

- The net realized price for natural gas in the second quarter of 2005 was $7.39 per mcf ($7.93 per mcf before transportation system charges and financial hedging settlements), compared with $7.36 per mcf ($8.00 per mcf before transportation system charges and financial hedging settlements) for the first quarter of 2005 and $6.41 per mcf ($6.98 per mcf before transportation system charges and financial hedging settlements) for the second quarter of 2004.
- The realized price for the second quarter of 2005 of $7.39 per mcf is $0.02 higher than the AECO daily reference price of $7.37 per mcf. Generally, Focus has a differential between the realized price compared to the AECO daily reference price consisting of:

  a) an additional nine percent for the higher heat content of our natural gas;

  b) less approximately $0.20 per mcf for delivering natural gas in British Columbia markets;

  c) deducting $0.50 to $0.65 per mcf for transportation system charges in British Columbia and Alberta.

- This positive differential for the second quarter of 2005 is due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price less the usual discount for British Columbia markets. During the second quarter, 57 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.99 per mcf. These forward sales contracts resulted in natural gas sales of approximately $0.4 million higher than if the natural gas had been sold based on the AECO daily reference price.

Crude Oil

- The price realized by Focus for crude oil in the second quarter of 2005, after settlement of financial hedges, was $54.65 per barrel versus $40.07 per barrel for the second quarter of 2004.
- The hedging cost of $1.5 million or $9.64 per barrel for the second quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $1.8 million or $9.90 per barrel.

Price Protection(1)		2005		2006			
(volume and reference price)		Q3	Q4	Q1	Q2	Q3	Q4
Natural gas	Mmcf/d	31.3	26.8	24.5	6.1	6.1	2.1
	CDN$/mcf	$ 7.74	$ 8.51	$ 9.01	$ 8.65	$ 8.65	$ 8.65
Crude oil	bbls/d	1,200	800	400	400	400	400
	CDN$/bbl	$50.70	$49.56	$55.05	$55.05	$55.05	$55.05

(1) Price protection for commodity prices is based on the amount of a fixed price contract or swap and based on the floor price of a financial hedging collar. A financial hedging collar has a floor price and a ceiling price. For price protection in place for 2005, financial hedging collars represent an average of 3.6 Mmcf/d of natural gas and 300 bbls/d of crude oil. For price protection in place for 2006, financial hedging collars represent an average of 6.1 Mmcf/d of natural gas for the first quarter of 2006 and 400 bbls/d of crude oil.

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 9 and 10 of the notes to consolidated financial statements.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)]	**June 30, 2005**	December 31, 2004
Petroleum and natural gas properties and equipment	**$117,058,978**	$111,347,263
Future income taxes	**40,408,533**	38,611,873
Non-controlling interest – exchangeable shares	**3,650,225**	4,934,044
Unitholders' capital	**100,780,783**	91,143,110
Exchangeable shares	**(990,880)**	(1,546,884)
Accumulated income, opening adjustment	**(21,794,882)**	(13,247,018)
Net income impact of new policy	**(4,994,801)**	(8,547,862)

	Three Months Ended June 30,		Six Months Ended June 30,	
Change in Statements of Income Items	**2005**	2004	**2005**	2004
Depletion and depreciation	**$ 3,611,553**	$ 2,720,903	**$ 6,942,692**	$ 5,420,248
Future income tax expense (reduction)	**(1,355,116)**	(1,543,672)	**(2,636,179)**	(2,975,564)
Non-controlling interest	**319,422**	1,231,567	**688,288**	2,159,808
Net income impact of new policy	**$ 2,575,859**	$ 2,408,798	**$ 4,994,801**	$ 4,604,492

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended June 30, 2005 was $46.6 million compared to $39.7 million in Q2 2004.
- The 17 percent increase from the second quarter of 2004 to the second quarter of 2005 resulted from a 21 percent increase in realized prices for crude oil and natural gas which was partially offset by a seven percent decrease in volumes. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the second quarter of 2005 is $2.6 million higher than revenue in the first quarter of 2005 of $44.0 million, essentially due to higher natural gas and NGL production.

Production Expenses

	2005		2004				2003		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.10	$4.19	$3.76	$3.31	$2.52	$3.78	$3.70	$3.51	$3.04

- Production expenses reported for the second quarter of 2005 were $4.10 per BOE compared with $4.19 per BOE for the first quarter of 2005 and $2.52 for the second quarter of 2004. Production expenses reported for the second quarter of 2005 include some additional expenses associated with first quarter operations and a charge for fuel gas from 2002 and 2003.
- This pattern of production expenses being highest in the first quarter and lowest in the second quarter is consistent with the nature of our operations. Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses in 2005 have risen in response to high activity levels in the sector and competition for services and higher energy costs. As a result, we are increasing our forecast of production expenses for 2005 by approximately 14 percent to between $3.90 and $4.10 per BOE.

General and Administrative Expenses

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousands)	**2005**	2004	**2005**	2004
Cash G&A expenses	**$ 1,619**	$ 1,451	**$ 3,236**	$ 2,715
Overhead recoveries	**(434)**	(315)	**(1,008)**	(980)
Total cash G&A expenses	**1,185**	1,136	**2,228**	1,735
Non-cash G&A expense(1)	**372**	352	**734**	597
Trust Unit Rights Plan expense(2)	**193**	54	**397**	97
Net G&A reported	**$ 1,750**	$ 1,542	**$ 3,359**	$ 2,430
Cash-based G&A per BOE	**$ 1.25**	$ 1.11	**$ 1.22**	$ 1.00
Net reported G&A per BOE	**$ 1.85**	$ 1.51	**$ 1.83**	$ 1.40

(1) Gross general and administrative expenses for the first six months of 2005 include $1.5 million related to the Executive Bonus Plan (Q2 2004 - $1.2 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $1.22 per BOE for the first six months of 2005 compared to $1.00 per BOE for the first six months of 2004. Increased general and administrative expenses in the first six months of 2005 compared to the corresponding period in 2004 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses have increased $0.1 million in the second quarter of 2005 to $0.9 million, compared to $0.8 million in the first quarter of 2005. Outstanding bank debt at the end of the quarter increased to $88.5 million at June 30, 2005 from $85.0 million at March 31, 2005 and $74.5 million at December 31, 2004 reflecting the very active development program during the first quarter of 2005. Total debt, including the working capital deficiency, decreased from $94.5 million at March 31, 2005 to $89.0 million at June 30, 2005.

Interest and financing expenses increased from $0.7 million in the second quarter of 2004 to $0.9 million in the second quarter of 2005 commensurate with higher debt balances.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended June 30, 2005 decreased $0.25 to $10.54 per BOE ($14.40 per BOE, including the exchangeable share impact) compared to $10.79 per BOE ($14.58 per BOE, including the exchangeable share impact) in the first quarter of 2005. The rate at June 30, 2005 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2004 and includes capital expenditures for the first half of 2005.

Asset Retirement Obligation

The asset retirement obligation increased $0.3 million from $11.8 million at March 31, 2005 and $0.6 million from $11.5 million at December 31, 2004 to $12.1 million at June 30, 2005. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenditures.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

For the first six months of 2005, there was a future income tax expense of $0.1 million, excluding the impact of exchangeable share conversions, compared to a future income tax recovery of $1.8 million for the first six months of 2004.

Capital Expenditures

Capital expenditures for field operations during the second quarter of 2005 were $4.0 million. Our most active area during the quarter was Pouce Coupe, where we drilled two (2.0 net) successful Montney gas wells. These wells were completed and tied in early in the third quarter. We were also active at Loon Lake during the quarter, where we participated in the drilling of one (0.5 net) successful Slave Point oil well and commenced our program of waterflood optimization for the pool.

Capital expenditures for the remainder of 2005 are expected to be in the range of $13 to $15 million. The remaining capital program will involve the drilling of approximately 22 to 24 gross wells, consisting of a 14-well program at Medicine Hat, three wells at Sylvan Lake, two wells at Loon Lake, and the first three to five wells of our winter drilling program at Tommy Lakes. The Sylvan Lake program commenced early in the third quarter and is substantially complete, with all three wells expected to be tied in over the next several weeks. Our Medicine Hat and Loon Lake programs are expected to take place in the Fall, while our Tommy Lakes program is expected to commence in December, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at June 30, 2005 Focus had a working capital deficit of $0.5 million compared with working capital deficit of $6.7 million at December 31, 2004 and working capital of $1.9 million at June 30, 2004. The working capital deficiency has decreased from $9.5 million at March 31, 2005 and from year end due to the completion of the winter drilling program at Tommy Lakes. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at June 30, 2005 was $88.5 million compared with $74.5 million at December 31, 2004 and $62.6 million at June 30, 2004. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. The increase in long-term debt from June 30, 2004 reflects the $18.6 million acquisition in September 2004 and an expanded winter drilling program.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $89.0 million at June 30, 2005. This change of $7.8 million during this period primarily resulted from the following factors:

- Funds flow from operations was $54.2 million, of which $34.8 million in distributions was declared to unitholders, $1.0 million paid to the reclamation fund and $18.4 million was used to partially fund capital expenditures for field operations during the quarter.
- Proceeds were $0.4 million from the issuance of equity pursuant to the exercise of unit appreciation rights.
- Capital expenditures of $26.5 million during the first half of 2005 were funded through $18.4 million of funds from operations and $8.1 million of indebtedness.

Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at June 30, 2005. The credit facility revolves until May 25, 2006 and may be extended.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing up to 30 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table

($thousands except per-unit amounts)	June 30, 2005	December 31, 2004
Long-term debt	**88,475**	74,500
Less: Working capital deficiency	**490**	6,658
Total debt	**88,965**	81,158
Units outstanding and issuable for exchangeable shares	**37,339**	37,223
Market price	**$21.60**	$19.97
Market capitalization	**806,522**	743,343
Total capitalization	**895,487**	824,501
Total debt as a percentage of total capitalization	**9.9%**	9.8%
Annualized funds flow (i)	**108,940**	89,567
Total debt to funds flow (i)	**0.8**	0.9

(i) June 30, 2005 is based on the funds flow of the Trust for the 181-day period

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16
June 28, 2005	June 30, 2005	July 15, 2005	$0.16
July 27, 2005	July 31, 2005	August 15, 2005	$0.16
August 29, 2005	August 31, 2005	September 15, 2005	$0.18
September 28, 2005	September 30, 2005	October 17, 2005	$0.18(*)

(*) estimated

Focus declared distributions of $0.96 per unit in respect of January to June 2005 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Funds flow from operations (thousands)	$27,436	$54,245
Funds flow from operations per unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.73	$ 1.45
Distributions per unit	$ 0.48	$ 0.96
Payout ratio – per-unit basis	66%	66%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	$17,476	$34,838
Payout ratio - dollar basis	64%	64%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	2,174	69	693	1,028	384
Operating leases	396	132	264		
Mineral and surface leases(2)	4,428	738	1,476	1,476	738
Transportation and processing	24,807	9,539	9,730	2,600	2,938
Asset retirement obligations(3)	12,054	215	427	310	11,102
Total contractual obligations	43,859	10,693	12,590	5,414	15,162

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 9 and 10 of the notes to consolidated financial statements.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at June 30, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Outlook – 2005

Refer to the "Outlook" section of the Trust's 2004 Annual Report MD&A for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2005 Expectations	
Average annual production	10,000 - 10,500 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$ 3.90 - $ 4.10
Cash G&A expenses per BOE	$1.25 - $1.35
Capital expenditures - field	$40 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

	2005		2004				2003	
(thousands of dollars, except as indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
FINANCIAL								
Oil and gas revenues, before royalties[1]	46,583	43,981	39,233	31,979	42,284	30,677	28,088	28,806
Funds flow from operations	27,436	26,809	23,241	21,926	25,961	18,438	17,129	15,200
Per Total Unit – basic	$0.73	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54	$ 0.48
Cash distributions per trust unit	$0.48	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42	$ 0.42
Payout ratio (per-unit basis)	66%	67%	78%	76%	64%	74%	78%	87%
Net income[2]	14,682	13,351	14,223	10,508	14,877	11,150	8,108	7,944
Per unit – basic[2]	$0.40	$ 0.37	$ 0.40	$ 0.30	$ 0.44	$ 0.38	$ 0.30	$ 0.30
Capital expenditures	3,962	22,475	11,325	1,529	857	11,445	4,750	2,796
Acquisition expenditures, net	-	77	1,190	18,580	109,945	(15)	142	13
Long-term debt plus working capital	88,965	94,548	81,158	75,235	60,690	(39,893)	23,611	23,650
Total Units – outstanding (000's)	37,339	37,290	37,223	37,094	37,016	36,923	31,822	31,667
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,779	1,850	1,903	1,932	2,027	2,122	2,278	2,336
NGLs (bbls/d)	770	743	724	776	703	472	460	508
Natural gas (mcf/d)	46,997	43,575	43,080	44,903	50,913	31,902	32,476	33,593
BOE (@ 6:1)	10,382	9,856	9,807	10,191	11,215	7,911	8,151	8,443

(1) 2003 Q3 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

(2) 2005 Q1 and prior have been restated for the change in accounting policy, EIC-151 "Exchangeable Shares Issued by Subsidiaries of Income Trusts" as described in Note 3 of the notes to consolidated financial statements.

Consolidated Balance Sheets

	June 30, 2005 (unaudited)	December 31, 2004 (Restated – Note 3)
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,354,339	$ 43,732
Accounts receivable	20,173,485	20,220,594
Prepaid expenses and deposits	1,881,007	1,697,846
	23,408,831	21,962,172
Petroleum and natural gas properties and equipment [note 3]	426,789,902	413,802,048
Goodwill	5,100,000	5,100,000
Reclamation fund	2,755,513	1,922,519
	$458,054,246	$442,786,739
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 18,051,692	$ 22,864,458
Cash distributions payable	5,846,449	5,755,784
	23,898,141	28,620,242
Long-term debt [note 5]	88,475,330	74,500,000
Asset retirement obligation [note 4]	12,054,218	11,461,469
Future income taxes	84,223,475	82,338,994
	208,651,164	196,919,704
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	3,650,225	4,934,044
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	241,902,594	230,478,257
Contributed surplus [note 8]	700,523	498,516
Accumulated income	151,527,374	123,494,615
Accumulated cash distributions	(148,377,634)	(113,539,398)
	245,752,857	240,931,990
	$458,054,246	$442,786,739

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended, June 30, 2005	Six Months Ended, June 30, 2004
		(Restated – Note 3)		(Restated – Note 3)
Revenue				
Production revenue	**$ 46,583,359**	$ 42,283,989	**$ 90,564,250**	$ 72,960,596
Royalties	**(11,375,380)**	(9,769,924)	**(20,766,059)**	(17,223,754)
Alberta Royalty Tax Credit	**130,191**	125,346	**238,015**	237,248
Facility income	**552,721**	706,552	**1,043,086**	1,607,904
Interest income	**-**	32,554	**14,618**	71,518
	35,890,891	33,378,517	**71,093,910**	57,653,512
Expenses				
Transportation system charges	**2,267,178**	2,630,812	**4,775,869**	4,572,615
Production	**3,871,058**	2,573,534	**7,591,666**	5,293,461
General and administrative	**1,749,634**	1,541,790	**3,358,855**	2,429,605
Interest and financing	**871,042**	702,266	**1,695,369**	988,033
Depletion and depreciation	**13,606,057**	11,405,776	**26,536,484**	20,030,841
Accretion of asset retirement obligation	**203,648**	162,768	**404,221**	294,837
	22,568,617	19,016,946	**44,362,464**	33,609,392
Income before income and other taxes	**13,322,274**	14,361,571	**26,731,446**	24,044,120
Future income tax expense (reduction)	**(1,939,693)**	(2,121,672)	**(2,548,356)**	(4,807,564)
Current and large corporations tax	**260,842**	374,889	**558,754**	664,636
	(1,678,851)	(1,746,783)	**(1,989,602)**	(4,142,928)
Non-controlling interest – Exchangeable shares	**319,422**	1,231,567	**688,288**	2,159,808
Net income for the period	**14,681,703**	14,876,787	**28,032,760**	26,027,240
Accumulated income, beginning of period				
As previously reported	**161,059,496**	99,007,469	**145,289,496**	85,661,322
Retroactive adjustment for changes in accounting policies [note 3]	**(24,213,825)**	(15,442,712)	**(21,794,882)**	(13,247,018)
As restated	**136,845,671**	83,564,757	**123,494,614**	72,414,304
Accumulated income, end of period	**$151,527,374**	$ 98,441,544	**$151,527,374**	$ 98,441,544
Net income per unit [note 11]				
Basic	**$ 0.40**	$ 0.44	**$ 0.77**	$ 0.82
Diluted	**$ 0.40**	$ 0.43	**$ 0.76**	$ 0.81

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, June 30,		Six Months Ended, June 30,	
	2005	2004	2005	2004
		(Restated – Note 3)		(Restated – Note 3)
Operating activities				
Net income for the period	**$14,681,703**	$14,876,787	**$28,032,760**	$26,027,240
Add non-cash items:				
Non-controlling interest – exchangeable shares	**319,422**	1,231,567	**688,288**	2,159,808
Non-cash general and administrative expenses	**564,929**	405,883	**1,131,298**	694,405
Depletion and depreciation	**13,606,057**	11,405,776	**26,536,484**	20,030,841
Accretion on asset retirement obligation	**203,648**	162,768	**404,221**	294,837
Future income tax expense	**(1,939,693)**	(2,121,672)	**(2,548,356)**	(4,807,564)
Funds flow from operations	**27,436,066**	25,961,109	**54,244,695**	44,399,567
Net change in non-cash working capital items	**(3,638,446)**	(287,626)	**(5,704,182)**	(7,523,899)
	23,797,620	25,673,483	**48,540,513**	36,875,668
Financing activities				
Proceeds from issue of trust units (net of costs)	**-**	-	**-**	70,400,000
Proceeds from exercise of unit appreciation rights	**74,980**	-	**361,228**	84,650
Increase (decrease) in long-term debt	**3,475,330**	62,613,563	**13,975,330**	41,277,031
Cash distributions	**(17,436,240)**	(15,008,039)	**(34,747,571)**	(26,999,024)
	(13,885,930)	47,605,524	**(20,411,013)**	84,762,657
Investing activities				
Capital asset expenditures	**(3,962,160)**	(856,899)	**(26,512,503)**	(12,302,274)
Acquisition expenditures	**-**	(98,944,599)	**(1,640)**	(109,929,139)
Reclamation fund contributions	**(491,649)**	(381,092)	**(1,000,253)**	(391,729)
Net change in non-cash working capital items	**(4,149,396)**	(1,090,066)	**695,503**	1,020,529
	(8,603,205)	(101,272,656)	**(26,818,893)**	(121,602,613)
Increase in cash and cash equivalents during the period	**1,308,485**	(27,993,649)	**1,310,607**	35,712
Cash and cash equivalents, beginning of period	**45,854**	28,029,361	**43,732**	-
Cash and cash equivalents, end of period	**$ 1,354,339**	$ 35,712	**$ 1,354,339**	$ 35,712

Notes to Consolidated Financial Statements

JUNE 30, 2005 AND 2004 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

The Trust pays distributions to unitholders which are based on consolidated funds flow from operations less discretionary amounts withheld for capital expenditures, reclamation fund contributions and adjusted for debt advances or repayments.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a. Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b. Transportation System Charges

Beginning at December 31, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or funds flow from operations for the Trust.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-

controlling interest of $3.7 million and $4.9 million ($10.5 million at December 31, 2003), respectively, in the Trust's consolidated balance sheet as at June 30, 2005 and December 31, 2004. Net income has been reduced for net income attributable to the non-controlling interest of $0.3 million and $1.2 million, respectively, for the three months ended June 30, 2005 and 2004 and $0.7 million and $2.2 million, respectively, for the six months ended June 30, 2005 and 2004 ($5.8 million for the year ended December 31, 2003).

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $117.1 million and $111.3 million respectively ($69.4 million at December 31, 2003), an increase to unitholders' capital of $100.8 million and $91.1 million respectively ($51.8 million at December 31, 2003), and an increase in the future income tax liability of $40.4 million and $38.6 million respectively at June 30, 2005 and December 31, 2004 ($25.5 million at December 31, 2003).

Opening accumulated income for 2005 and 2004 was decreased by $21.8 million and $13.2 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to funds flow from operations as a result of this change in accounting policy.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $32.1 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	June 30, 2005	December 31, 2004
Balance, beginning of period	$11,461,469	$ 7,442,069
Accretion expense	404,221	664,001
Liabilities incurred		
Acquisitions	-	1,938,947
Development activity and changes of estimates	355,787	1,540,610
Settlement of liabilities	(167,259)	(124,158)
Balance, end of period	$12,054,218	$11,461,469

5. LONG-TERM DEBT

As at June 30, 2005 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 25, 2006, whereupon it may be renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to June 30, 2005, a total of 374,928 exchangeable shares were converted into 489,461 trust units at exchange ratios prevailing at the time. At June 30, 2005, the exchange ratio was 1.32545 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The

exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration	
	2005	2004	2005	2004
Balance as at January 1	977,346	3,245,650	$4,934,045	$10,539,100
Net income attributable to non-controlling interest			688,288	2,159,808
Exchanged for trust units	(374,928)	(938,865)	(1,972,108)	(3,072,906)
Balance as at June 30	602,418	2,306,785	$3,650,225	$9,626,002

For the six months ended June 30, 2005 the Trust retroactively adopted EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net income must be reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of the unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust	Number of Units		Consideration	
	2005	2004	2005	2004
Balance as at January 1	35,973,651	28,034,233	$230,478,257	$115,094,929
Issued on conversion of exchangeable shares (i)	489,461	1,111,684	10,193,677	16,012,142
Issued pursuant to the Executive Bonus Plan (ii)	33,195	33,687	674,036	490,137
Issued for cash (iii)		5,000,000		74,500,000
Trust unit issue expenses				(4,100,000)
Exercise of Unit Appreciation Rights (iv)	44,000	10,000	556,624	84,650
Balance as at June 30	36,540,307	34,189,604	$241,902,594	$202,081,858

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $361,228 and contributed surplus credit of $195,396.

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights. To June 30, 2005 a total of 171,500 units had been issued pursuant to the exercise of rights under the Plan, and 1,853,500 units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	83,000	$ 19.83	153,000	$ 14.93
Exercised	(44,000)	$ 8.21	(10,000)	$ 8.47
Cancelled	(26,500)	$ 14.46	-	$ -
Before reduction of exercise price	1,125,600	$ 12.45	808,500	$ 10.47
Reduction of exercise price	-	$ (0.93)	-	$ (0.81)
Balance as at June 30	1,125,600	$ 11.52	808,500	$ 9.93

- The average exercise price at the grant date is $14.25.
- The average contractual life of the rights outstanding is 3.4 years.
- The number of rights exercisable at June 30, 2005 is 129,000.
- The average value at the grant date for the six months ended June 30, 2005 is $4.73 ($3.20 for the six months ended June 30, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $193,021 for the three months ended June 30, 2005 and $397,403 for the six months ended June 30, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $54,135 for the quarter ended June 30, 2004 and $96,937 for the six months ended June 30, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $67,818 for the six months ended June 30, 2005 (June 30, 2004 - $68,192) which would result in no change to net income per trust unit on a basic and diluted basis.

9. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at June 30, 2005, which have no book value, was a cost of $5,497,182.

Financial Contracts	Daily Quantity	Contract Price			Price Index	Term
Crude oil	400 bbls	$	49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	53.00-60.00	Cdn	WTI	July 2005 – September 2005
	400 bbls	$	55.05-65.05	Cdn	WTI	January 2006 – December 2006
Natural gas	5,000 GJ	$	5.85-6.95	Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$	8.11-9.26	Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$	7.57-8.60	Cdn	AECO	April 2006 – October 2006(*)

(*) *contract entered into subsequent to June 30, 2005*

10. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2005, which have no book value, was a cost of $2,642,734.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	20,000 GJ	$6.77	Cdn	April 2005 – October 2005
	5,500 GJ	$7.48	Cdn	April 2005 – October 2005
	21,000 GJ	$7.81	Cdn	November 2005 – March 2006

11. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the six-month period ending June 30 are based on the weighted average number of trust units outstanding in 2005 of 36,236,368 (2004 of 31,632,830). Basic per-unit calculations for the three-month period ending June 30 are based on the weighted average number of trust units outstanding in 2005 of 36,379,498 (2004 of 34,121,351).

Diluted calculations for the six-month period ending June 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 496,796 (2004 of 251,808) and 1,049,627 exchangeable shares (2004 of 3,050,152) converted at the average exchange rate. Diluted calculations for the three-month period ending June 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 497,809 (2004 of 272,622) and 1,162,700 exchangeable shares (2004 of 2,858,921) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the six months ended June 30:

		2005		2004
Interest paid	$	1,582,793	$	883,036
Interest received	$	5,765	$	95,645
Taxes paid	$	520,479	$	547,984
Cash distributions paid	$	34,747,571	$	26,999,024

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy trust units trade on the TSX under the symbol FET.UN and the exchangeable shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

For further information please contact:
Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer

Focus Energy Trust
#3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Fax: (403) 781-8408

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 8, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

OPERATIONS SUMMARY	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,382**	11,215	**10,121**	9,563
% of Natural gas	**75%**	76%	**75%**	72%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 64.29**	$ 49.97	**$ 62.45**	$ 47.57
Financial hedging settlements (CDN$/bbl)	**$ (9.64)**	$ (9.90)	**$ (7.64)**	$ (7.71)
	$ 54.65	40.07	**54.81**	39.86
NGLs (CDN$/bbl)	**$ 55.13**	$ 39.62	**$ 53.15**	$ 39.61
NGL price/Crude oil price	**86%**	79%	**85%**	83%
Natural gas sales (CDN$/mcf)	**$ 7.93**	$ 6.98	**$ 7.96**	$ 7.11
Transportation system charges (CDN$/mcf)	**$ (0.53)**	$ (0.57)	**$ (0.58)**	$ (0.61)
Financial hedging settlements (CDN$/mcf)	**$ (0.01)**	$ -	**$ (0.01)**	$ -
	$ 7.39	$ 6.41	**$ 7.37**	$ 6.50
Reference prices & net Focus price realized [1]				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 65.78**	$ 50.67	**$ 63.67**	$ 48.20
Differential (CDN$/bbl)	**$ (1.49)**	$ (0.70)	**$ (1.22)**	$ (0.63)
Natural gas (AECO daily CDN$/mcf)	**$ 7.37**	$ 7.01	**$ 7.13**	$ 6.70
Differential (CDN$/mcf)	**$ 0.02**	$ (0.60)	**$ 0.25**	$ (0.20)
Barrels of oil equivalent (@ 6:1)	**$ 49.53**	$ 44.13	**$ 48.10**	$ 42.42
Differential (including NGLs vs crude oil)	**$ (0.91)**	$ (3.49)	**$ 0.13**	$ (1.46)
Production revenue before transportation system charges ($thousands)				
Crude oil, before hedging settlements	**10,434**	9,243	**20,558**	18,038
Financial hedging settlements	**(1,560)**	(1,827)	**(2,510)**	(2,911)
NGLs	**3,863**	2,535	**7,281**	4,237
Natural gas, before hedging settlements	**33,908**	32,333	**65,297**	53,597
Financial hedging settlements	**(62)**	-	**(62)**	-
	46,583	42,284	**90,564**	72,961
Funds flow per BOE				
Revenue	**$ 51.03**	$ 43.22	**$ 50.84**	$ 43.59
Financial hedging settlements	**(1.72)**	(1.79)	**(1.40)**	(1.67)
Transportation system charges	**(2.40)**	(2.58)	**(2.61)**	(2.63)
Realized Price [1]	**46.91**	38.85	**46.83**	39.29
Royalties, net of ARTC	**(11.90)**	(9.45)	**(11.21)**	(9.76)
Production expenses	**(4.10)**	(2.52)	**(4.14)**	(3.04)
Field netback	**30.91**	26.88	**31.48**	26.49
Facility income	**0.59**	0.69	**0.57**	0.92
Interest income	**-**	0.03	**0.01**	0.04
General and administrative, cash portion	**(1.25)**	(1.11)	**(1.22)**	(1.00)
Interest and financing and other	**(0.92)**	(0.69)	**(0.93)**	(0.57)
Current and large corporations tax	**(0.28)**	(0.37)	**(0.31)**	(0.38)
Funds flow from operations	**$ 29.05**	$ 25.43	**$ 29.60**	$ 25.50
Funds flow from operations / field netback	**94%**	95%	**94%**	96%
Royalty rate (before hedging settlements and net of transportation system charges)	**24%**	23%	**23%**	24%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus continues to have strong field netbacks, funds flow from operations and drilling results for the second quarter of 2005. These results reflect continuing high commodity prices and additional production of new wells from this past winter's development program at Tommy Lakes.

Funds flow from operations for the second quarter was $27.4 million or $0.73 per Total Unit compared with $26.0 million or $0.70 per Total Unit for the second quarter of 2004.

Net income for the three months ended June 30, 2005 of $14.7 million remained solid due to the production increases and robust commodity prices. This compares with restated net income of $14.9 million in the second quarter of 2004. Net income has been restated as a result of adopting EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

During the second quarter, Focus drilled 3.0 gross wells (2.5 net) with a 100 percent success rate. Capital expenditures were $4.0 million for the quarter.

Focus continues to maintain a strong balance sheet with total debt and working capital deficiency representing 10 percent of total capitalization and debt to funds flow of 0.8 times.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties, operating expenses and funds flow from operations reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q2 compared with 2005 Q1:

- Overall natural gas production increased eight percent from 43,575 mcf per day in the first quarter to 46,997 mcf per day in the second quarter due to production from the winter drilling program. Production from Tommy Lakes increased 11 percent from the first quarter. The new wells at Tommy Lakes are performing as expected and are consistent with our drilling programs of the prior two years.
- The four percent production decrease in oil production reflects the natural decline of these properties, partially offset by new wells commencing production at Loon Lake, Evi 1 and Red Earth.

- Production for the six-month period ended June 30, 2005 increased six percent to 10,121 BOE per day from 9,563 BOE per day in the same period in 2004 as natural gas production increased nine percent and crude oil production decreased 13 percent.

2005 Q2 compared with 2004 Q2:

- Natural gas production was 46,997 mcf per day in Q2 2005 compared with 50,913 mcf per day in Q2 2004. The decrease in production results from production declines in the Kotcho-Cabin area. Focus continues to direct investment towards its low decline, longer life properties.
- Oil production decreased 12 percent from 2,027 bbls per day in Q2 2004 to 1,779 bbls per day in Q2 2005 due to natural declines which were offset through investment at Loon Lake.

Pricing and Price Risk Management

Natural Gas

- The net realized price for natural gas in the second quarter of 2005 was $7.39 per mcf ($7.93 per mcf before transportation system charges and financial hedging settlements), compared with $7.36 per mcf ($8.00 per mcf before transportation system charges and financial hedging settlements) for the first quarter of 2005 and $6.41 per mcf ($6.98 per mcf before transportation system charges and financial hedging settlements) for the second quarter of 2004.
- The realized price for the second quarter of 2005 of $7.39 per mcf is $0.02 higher than the AECO daily reference price of $7.37 per mcf. Generally, Focus has a differential between the realized price compared to the AECO daily reference price consisting of:
    a) an additional nine percent for the higher heat content of our natural gas;
    b) less approximately $0.20 per mcf for delivering natural gas in British Columbia markets;
    c) deducting $0.50 to $0.65 per mcf for transportation system charges in British Columbia and Alberta.
- This positive differential for the second quarter of 2005 is due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price less the usual discount for British Columbia markets. During the second quarter, 57 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.99 per mcf. These forward sales contracts resulted in natural gas sales of approximately $0.4 million higher than if the natural gas had been sold based on the AECO daily reference price.

Crude Oil

- The price realized by Focus for crude oil in the second quarter of 2005, after settlement of financial hedges, was $54.65 per barrel versus $40.07 per barrel for the second quarter of 2004.
- The hedging cost of $1.5 million or $9.64 per barrel for the second quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $1.8 million or $9.90 per barrel.

Price Protection[(1)]		2005		2006			
(volume and reference price)		Q3	Q4	Q1	Q2	Q3	Q4
Natural gas	Mmcf/d	31.3	26.8	24.5	6.1	6.1	2.1
	CDN$/mcf	$ 7.74	$ 8.51	$ 9.01	$ 8.65	$ 8.65	$ 8.65
Crude oil	bbls/d	1,200	800	400	400	400	400
	CDN$/bbl	$50.70	$49.56	$55.05	$55.05	$55.05	$55.05

(1) Price protection for commodity prices is based on the amount of a fixed price contract or swap and based on the floor price of a financial hedging collar. A financial hedging collar has a floor price and a ceiling price. For price protection in place for 2005, financial hedging collars represent an average of 3.6 Mmcf/d of natural gas and 300 bbls/d of crude oil. For price protection in place for 2006, financial hedging collars represent an average of 6.1 Mmcf/d of natural gas for the first quarter of 2006 and 400 bbls/d of crude oil.

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 9 and 10 of the notes to consolidated financial statements.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)]	**June 30, 2005**	December 31, 2004
Petroleum and natural gas properties and equipment	**$117,058,978**	$111,347,263
Future income taxes	**40,408,533**	38,611,873
Non-controlling interest – exchangeable shares	**3,650,225**	4,934,044
Unitholders' capital	**100,780,783**	91,143,110
Exchangeable shares	**(990,880)**	(1,546,884)
Accumulated income, opening adjustment	**(21,794,882)**	(13,247,018)
Net income impact of new policy	**(4,994,801)**	(8,547,862)

	Three Months Ended June 30,		**Six Months Ended June 30,**	
Change in Statements of Income Items	**2005**	2004	**2005**	2004
Depletion and depreciation	**$ 3,611,553**	$ 2,720,903	**$ 6,942,692**	$ 5,420,248
Future income tax expense (reduction)	**(1,355,116)**	(1,543,672)	**(2,636,179)**	(2,975,564)
Non-controlling interest	**319,422**	1,231,567	**688,288**	2,159,808
Net income impact of new policy	**$ 2,575,859**	$ 2,408,798	**$ 4,994,801**	$ 4,604,492

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended June 30, 2005 was $46.6 million compared to $39.7 million in Q2 2004.
- The 17 percent increase from the second quarter of 2004 to the second quarter of 2005 resulted from a 21 percent increase in realized prices for crude oil and natural gas which was partially offset by a seven percent decrease in volumes. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the second quarter of 2005 is $2.6 million higher than revenue in the first quarter of 2005 of $44.0 million, essentially due to higher natural gas and NGL production.

Production Expenses

	2005		2004				2003		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.10	$4.19	$3.76	$3.31	$2.52	$3.78	$3.70	$3.51	$3.04

- Production expenses reported for the second quarter of 2005 were $4.10 per BOE compared with $4.19 per BOE for the first quarter of 2005 and $2.52 for the second quarter of 2004. Production expenses reported for the second quarter of 2005 include some additional expenses associated with first quarter operations and a charge for fuel gas from 2002 and 2003.
- This pattern of production expenses being highest in the first quarter and lowest in the second quarter is consistent with the nature of our operations. Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses in 2005 have risen in response to high activity levels in the sector, competition for services and higher energy costs. As a result, we are increasing our forecast of production expenses for 2005 by approximately 14 percent to between $3.90 and $4.10 per BOE.

General and Administrative Expenses

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousands)	**2005**	2004	**2005**	2004
Cash G&A expenses	**$ 1,619**	$ 1,451	**$ 3,236**	$ 2,715
Overhead recoveries	**(434)**	(315)	**(1,008)**	(980)
Total cash G&A expenses	**1,185**	1,136	**2,228**	1,735
Non-cash G&A expense(1)	**372**	352	**734**	597
Trust Unit Rights Plan expense(2)	**193**	54	**397**	97
Net G&A reported	**$ 1,750**	$ 1,542	**$ 3,359**	$ 2,430
Cash-based G&A per BOE	**$ 1.25**	$ 1.11	**$ 1.22**	$ 1.00
Net reported G&A per BOE	**$ 1.85**	$ 1.51	**$ 1.83**	$ 1.40

(1) Gross general and administrative expenses for the first six months of 2005 include $1.5 million related to the Executive Bonus Plan (Q1 and Q2 2004 - $1.2 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $1.22 per BOE for the first six months of 2005 compared to $1.00 per BOE for the first six months of 2004. Increased general and administrative expenses in the first six months of 2005 compared to the corresponding period in 2004 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses have increased $0.1 million in the second quarter of 2005 to $0.9 million, compared to $0.8 million in the first quarter of 2005. Outstanding bank debt at the end of the quarter increased to $88.5 million at June 30, 2005 from $85.0 million at March 31, 2005 and $74.5 million at December 31, 2004 reflecting the very active development program during the first quarter of 2005. Total debt, including the working capital deficiency, decreased from $94.5 million at March 31, 2005 to $89.0 million at June 30, 2005.

Interest and financing expenses increased from $0.7 million in the second quarter of 2004 to $0.9 million in the second quarter of 2005 commensurate with higher debt balances.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended June 30, 2005 decreased $0.25 to $10.54 per BOE ($14.40 per BOE, including the exchangeable share impact) compared to $10.79 per BOE ($14.58 per BOE, including the exchangeable share impact) in the first quarter of 2005. The rate at June 30, 2005 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2004 and includes capital expenditures for the first half of 2005.

Asset Retirement Obligation

The asset retirement obligation increased $0.3 million from $11.8 million at March 31, 2005 and $0.6 million from $11.5 million at December 31, 2004 to $12.1 million at June 30, 2005. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenditures.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

For the first six months of 2005, there was a future income tax expense of $0.1 million, excluding the impact of exchangeable share conversions, compared to a future income tax recovery of $1.8 million for the first six months of 2004.

Capital Expenditures

Capital expenditures for field operations during the second quarter of 2005 were $4.0 million. Our most active area during the quarter was Pouce Coupe, where we drilled two (2.0 net) successful Montney gas wells. These wells were completed and tied in early in the third quarter. We were also active at Loon Lake during the quarter, where we participated in the drilling of one (0.5 net) successful Slave Point oil well and commenced our program of waterflood optimization for the pool.

Capital expenditures for the remainder of 2005 are expected to be in the range of $13 to $15 million. The remaining capital program will involve the drilling of approximately 22 to 24 gross wells, consisting of a 14-well program at Medicine Hat, three wells at Sylvan Lake, two wells at Loon Lake, and the first three to five wells of our winter drilling program at Tommy Lakes. The Sylvan Lake program commenced early in the third quarter and is substantially complete, with all three wells expected to be tied in over the next several weeks. Our Medicine Hat and Loon Lake programs are expected to take place in the Fall, while our Tommy Lakes program is expected to commence in December, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at June 30, 2005 Focus had a working capital deficit of $0.5 million compared with working capital deficit of $6.7 million at December 31, 2004 and working capital of $1.9 million at June 30, 2004. The working capital deficiency has decreased from $9.5 million at March 31, 2005 and from year end due to the completion of the winter drilling program at Tommy Lakes. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at June 30, 2005 was $88.5 million compared with $74.5 million at December 31, 2004 and $62.6 million at June 30, 2004. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. The increase in long-term debt from June 30, 2004 reflects the $18.6 million acquisition in September 2004 and an expanded winter drilling program.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $89.0 million at June 30, 2005. This change of $7.8 million during this period primarily resulted from the following factors:

- Funds flow from operations was $54.2 million, of which $34.8 million in distributions was declared to unitholders, $1.0 million paid to the reclamation fund and $18.4 million was used to partially fund capital expenditures for field operations during the first half.
- Proceeds were $0.4 million from the issuance of equity pursuant to the exercise of unit appreciation rights.
- Capital expenditures of $26.5 million during the first half of 2005 were funded through $18.4 million of funds from operations and $8.1 million of indebtedness.

Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at June 30, 2005. The credit facility revolves until May 25, 2006 and may be extended.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing up to 30 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table

($thousands except per-unit amounts)	**June 30, 2005**	December 31, 2004
Long-term debt	**88,475**	74,500
Less: Working capital deficiency	**490**	6,658
Total debt	**88,965**	81,158
Units outstanding and issuable for exchangeable shares	**37,339**	37,223
Market price	**$21.60**	$19.97
Market capitalization	**806,522**	743,343
Total capitalization	**895,487**	824,501
Total debt as a percentage of total capitalization	**9.9%**	9.8%
Annualized funds flow [i]	**108,940**	89,567
Total debt to funds flow [i]	**0.8**	0.9

[i] *June 30, 2005 is based on the funds flow of the Trust for the 181-day period*

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16
June 28, 2005	June 30, 2005	July 15, 2005	$0.16
July 27, 2005	July 31, 2005	August 15, 2005	$0.16
August 29, 2005	August 31, 2005	September 15, 2005	$0.18
September 28, 2005	September 30, 2005	October 17, 2005	$0.18(*)

(*) estimated

Focus declared distributions of $0.96 per unit in respect of January to June 2005 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Funds flow from operations (thousands)	$27,436	$54,245
Funds flow from operations per unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.73	$ 1.45
Distributions per unit	$ 0.48	$ 0.96
Payout ratio – per-unit basis	66%	66%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	$17,476	$34,838
Payout ratio - dollar basis	64%	64%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	2,174	69	693	1,028	384
Operating leases	396	132	264	-	-
Mineral and surface leases(2)	4,428	738	1,476	1,476	738
Transportation and processing	24,807	9,539	9,730	2,600	2,938
Asset retirement obligations(3)	12,054	215	427	310	11,102
Total contractual obligations	43,859	10,693	12,590	5,414	15,162

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 9 and 10 of the notes to consolidated financial statements.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at June 30, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Outlook – 2005

Refer to the "Outlook" section of the Trust's 2004 Annual Report MD&A for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2005 Expectations	
Average annual production	10,000 - 10,500 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$ 3.90 - $ 4.10
Cash G&A expenses per BOE	$1.25 - $1.35
Capital expenditures - field	$40 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3
FINANCIAL								
Oil and gas revenues, before royalties[1]	46,583	43,981	39,233	31,979	42,284	30,677	28,088	28,806
Funds flow from operations	27,436	26,809	23,241	21,926	25,961	18,438	17,129	15,200
Per Total Unit – basic	$0.73	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54	$ 0.48
Cash distributions per trust unit	$0.48	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42	$ 0.42
Payout ratio (per-unit basis)	66%	67%	78%	76%	64%	74%	78%	87%
Net income[2]	14,682	13,351	14,223	10,508	14,877	11,150	8,108	7,944
Per unit – basic[2]	$0.40	$ 0.37	$ 0.40	$ 0.30	$ 0.44	$ 0.38	$ 0.30	$ 0.30
Capital expenditures	3,962	22,475	11,325	1,529	857	11,445	4,750	2,796
Acquisition expenditures, net	-	77	1,190	18,580	109,945	(15)	142	13
Long-term debt plus working capital	88,965	94,548	81,158	75,235	60,690	(39,893)	23,611	23,650
Total Units – outstanding (000's)	37,339	37,290	37,223	37,094	37,016	36,923	31,822	31,667
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,779	1,850	1,903	1,932	2,027	2,122	2,278	2,336
NGLs (bbls/d)	770	743	724	776	703	472	460	508
Natural gas (mcf/d)	46,997	43,575	43,080	44,903	50,913	31,902	32,476	33,593
BOE (@ 6:1)	10,382	9,856	9,807	10,191	11,215	7,911	8,151	8,443

(1) 2003 Q3 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

(2) 2005 Q1 and prior have been restated for the change in accounting policy, EIC-151 "Exchangeable Shares Issued by Subsidiaries of Income Trusts" as described in Note 3 of the notes to consolidated financial statements.

Consolidated Balance Sheets

	June 30, 2005 (unaudited)	December 31, 2004 (Restated – Note 3)
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,354,339	$ 43,732
Accounts receivable	20,173,485	20,220,594
Prepaid expenses and deposits	1,881,007	1,697,846
	23,408,831	21,962,172
Petroleum and natural gas properties and equipment [note 3]	426,789,902	413,802,048
Goodwill	5,100,000	5,100,000
Reclamation fund	2,755,513	1,922,519
	$458,054,246	$442,786,739
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 18,051,692	$ 22,864,458
Cash distributions payable	5,846,449	5,755,784
	23,898,141	28,620,242
Long-term debt [note 5]	88,475,330	74,500,000
Asset retirement obligation [note 4]	12,054,218	11,461,469
Future income taxes	84,223,475	82,338,994
	208,651,164	196,919,704
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	3,650,225	4,934,044
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	241,902,594	230,478,257
Contributed surplus [note 8]	700,523	498,516
Accumulated income	151,527,374	123,494,615
Accumulated cash distributions	(148,377,634)	(113,539,398)
	245,752,857	240,931,990
	$458,054,246	$442,786,739

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended June 30,		Six Months Ended, June 30,	
	2005	2004	**2005**	2004
		(Restated – Note 3)		(Restated – Note 3)
Revenue				
Production revenue	**$ 46,583,359**	$ 42,283,989	**$ 90,564,250**	$ 72,960,596
Royalties	**(11,375,380)**	(9,769,924)	**(20,766,059)**	(17,223,754)
Alberta Royalty Tax Credit	**130,191**	125,346	**238,015**	237,248
Facility income	**552,721**	706,552	**1,043,086**	1,607,904
Interest income	**-**	32,554	**14,618**	71,518
	35,890,891	33,378,517	**71,093,910**	57,653,512
Expenses				
Transportation system charges	**2,267,178**	2,630,812	**4,775,869**	4,572,615
Production	**3,871,058**	2,573,534	**7,591,666**	5,293,461
General and administrative	**1,749,634**	1,541,790	**3,358,855**	2,429,605
Interest and financing	**871,042**	702,266	**1,695,369**	988,033
Depletion and depreciation	**13,606,057**	11,405,776	**26,536,484**	20,030,841
Accretion of asset retirement obligation	**203,648**	162,768	**404,221**	294,837
	22,568,617	19,016,946	**44,362,464**	33,609,392
Income before income and other taxes	**13,322,274**	14,361,571	**26,731,446**	24,044,120
Future income tax expense (reduction)	**(1,939,693)**	(2,121,672)	**(2,548,356)**	(4,807,564)
Current and large corporations tax	**260,842**	374,889	**558,754**	664,636
	(1,678,851)	(1,746,783)	**(1,989,602)**	(4,142,928)
Non-controlling interest – Exchangeable shares	**319,422**	1,231,567	**688,288**	2,159,808
Net income for the period	**14,681,703**	14,876,787	**28,032,760**	26,027,240
Accumulated income, beginning of period				
As previously reported	**161,059,496**	99,007,469	**145,289,496**	85,661,322
Retroactive adjustment for changes in accounting policies [note 3]	**(24,213,825)**	(15,442,712)	**(21,794,882)**	(13,247,018)
As restated	**136,845,671**	83,564,757	**123,494,614**	72,414,304
Accumulated income, end of period	**$151,527,374**	$ 98,441,544	**$151,527,374**	$ 98,441,544
Net income per unit [note 11]				
Basic	**$ 0.40**	$ 0.44	**$ 0.77**	$ 0.82
Diluted	**$ 0.40**	$ 0.43	**$ 0.76**	$ 0.81

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, June 30,		Six Months Ended, June 30,	
	2005	2004	**2005**	2004
		(Restated – Note 3)		(Restated – Note 3)
Operating activities				
Net income for the period	**$14,681,703**	$14,876,787	**$28,032,760**	$26,027,240
Add non-cash items:				
Non-controlling interest – exchangeable shares	**319,422**	1,231,567	**688,288**	2,159,808
Non-cash general and administrative expenses	**564,929**	405,883	**1,131,298**	694,405
Depletion and depreciation	**13,606,057**	11,405,776	**26,536,484**	20,030,841
Accretion on asset retirement obligation	**203,648**	162,768	**404,221**	294,837
Future income tax expense	**(1,939,693)**	(2,121,672)	**(2,548,356)**	(4,807,564)
Funds flow from operations	**27,436,066**	25,961,109	**54,244,695**	44,399,567
Net change in non-cash working capital items	**(3,638,446)**	(287,626)	**(5,704,182)**	(7,523,899)
	23,797,620	25,673,483	**48,540,513**	36,875,668
Financing activities				
Proceeds from issue of trust units (net of costs)	**-**	-	**-**	70,400,000
Proceeds from exercise of unit appreciation rights	**74,980**	-	**361,228**	84,650
Increase (decrease) in long-term debt	**3,475,330**	62,613,563	**13,975,330**	41,277,031
Cash distributions	**(17,436,240)**	(15,008,039)	**(34,747,571)**	(26,999,024)
	(13,885,930)	47,605,524	**(20,411,013)**	84,762,657
Investing activities				
Capital asset expenditures	**(3,962,160)**	(856,899)	**(26,512,503)**	(12,302,274)
Acquisition expenditures	**-**	(98,944,599)	**(1,640)**	(109,929,139)
Reclamation fund contributions	**(491,649)**	(381,092)	**(1,000,253)**	(391,729)
Net change in non-cash working capital items	**(4,149,396)**	(1,090,066)	**695,503**	1,020,529
	(8,603,205)	(101,272,656)	**(26,818,893)**	(121,602,613)
Increase in cash and cash equivalents during the period	**1,308,485**	(27,993,649)	**1,310,607**	35,712
Cash and cash equivalents, beginning of period	**45,854**	28,029,361	**43,732**	-
Cash and cash equivalents, end of period	**$ 1,354,339**	$ 35,712	**$ 1,354,339**	$ 35,712

Notes to Consolidated Financial Statements

JUNE 30, 2005 AND 2004 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

The Trust pays distributions to unitholders which are based on consolidated funds flow from operations less discretionary amounts withheld for capital expenditures, reclamation fund contributions and adjusted for debt advances or repayments.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a. Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b. Transportation System Charges

Beginning at December 31, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or funds flow from operations for the Trust.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-

controlling interest of $3.7 million and $4.9 million ($10.5 million at December 31, 2003), respectively, in the Trust's consolidated balance sheet as at June 30, 2005 and December 31, 2004. Net income has been reduced for net income attributable to the non-controlling interest of $0.3 million and $1.2 million, respectively, for the three months ended June 30, 2005 and 2004 and $0.7 million and $2.2 million, respectively, for the six months ended June 30, 2005 and 2004 ($5.8 million for the year ended December 31, 2003).

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $117.1 million and $111.3 million respectively ($69.4 million at December 31, 2003), an increase to unitholders' capital of $100.8 million and $91.1 million respectively ($51.8 million at December 31, 2003), and an increase in the future income tax liability of $40.4 million and $38.6 million respectively at June 30, 2005 and December 31, 2004 ($25.5 million at December 31, 2003).

Opening accumulated income for 2005 and 2004 was decreased by $21.8 million and $13.2 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to funds flow from operations as a result of this change in accounting policy.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $32.1 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	June 30, 2005	December 31, 2004
Balance, beginning of period	$11,461,469	$ 7,442,069
Accretion expense	404,221	664,001
Liabilities incurred		
Acquisitions	-	1,938,947
Development activity and changes of estimates	355,787	1,540,610
Settlement of liabilities	(167,259)	(124,158)
Balance, end of period	$12,054,218	$11,461,469

5. LONG-TERM DEBT

As at June 30, 2005 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 25, 2006, whereupon it may be renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to June 30, 2005, a total of 374,928 exchangeable shares were converted into 489,461 trust units at exchange ratios prevailing at the time. At June 30, 2005, the exchange ratio was 1.32545 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The

exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

Exchangeable Shares of FET Resources Ltd.	Number of Shares 2005	2004	Consideration 2005	2004
Balance as at January 1	977,346	3,245,650	$4,934,045	$10,539,100
Net income attributable to non-controlling interest			688,288	2,159,808
Exchanged for trust units	(374,928)	(938,865)	(1,972,108)	(3,072,906)
Balance as at June 30	602,418	2,306,785	$3,650,225	$9,626,002

For the six months ended June 30, 2005 the Trust retroactively adopted EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net income must be reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of the unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust	Number of Units 2005	2004	Consideration 2005	2004
Balance as at January 1	35,973,651	28,034,233	$230,478,257	$115,094,929
Issued on conversion of exchangeable shares (i)	489,461	1,111,684	10,193,677	16,012,142
Issued pursuant to the Executive Bonus Plan (ii)	33,195	33,687	674,036	490,137
Issued for cash (iii)	-	5,000,000	-	74,500,000
Trust unit issue expenses	-	-	-	(4,100,000)
Exercise of Unit Appreciation Rights (iv)	44,000	10,000	556,624	84,650
Balance as at June 30	36,540,307	34,189,604	$241,902,594	$202,081,858

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $361,228 and contributed surplus credit of $195,396.

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights. To June 30, 2005 a total of 171,500 units had been issued pursuant to the exercise of rights under the Plan, and 1,853,500 units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	83,000	$ 19.83	153,000	$ 14.93
Exercised	(44,000)	$ 8.21	(10,000)	$ 8.47
Cancelled	(26,500)	$ 14.46	-	$ -
Before reduction of exercise price	1,125,600	$ 12.45	808,500	$ 10.47
Reduction of exercise price	-	$ (0.93)	-	$ (0.81)
Balance as at June 30	1,125,600	$ 11.52	808,500	$ 9.93

- The average exercise price at the grant date is $14.25.
- The average contractual life of the rights outstanding is 3.4 years.
- The number of rights exercisable at June 30, 2005 is 129,000.
- The average value at the grant date for the six months ended June 30, 2005 is $4.73 ($3.20 for the six months ended June 30, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $193,021 for the three months ended June 30, 2005 and $397,403 for the six months ended June 30, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $54,135 for the quarter ended June 30, 2004 and $96,937 for the six months ended June 30, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $67,818 for the six months ended June 30, 2005 (June 30, 2004 - $68,192) which would result in no change to net income per trust unit on a basic and diluted basis.

9. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at June 30, 2005, which have no book value, was a cost of $5,497,182.

Financial Contracts	Daily Quantity	Contract Price			Price Index	Term
Crude oil	400 bbls	$	49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	53.00-60.00	Cdn	WTI	July 2005 – September 2005
	400 bbls	$	55.05-65.05	Cdn	WTI	January 2006 – December 2006
Natural gas	5,000 GJ	$	5.85-6.95	Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$	8.11-9.26	Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$	7.57-8.60	Cdn	AECO	April 2006 – October 2006(*)

(*) *contract entered into subsequent to June 30, 2005*

10. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2005, which have no book value, was a cost of $2,642,734.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	20,000 GJ	$6.77	Cdn	April 2005 – October 2005
	5,500 GJ	$7.48	Cdn	April 2005 – October 2005
	21,000 GJ	$7.81	Cdn	November 2005 – March 2006

11. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the six-month period ending June 30 are based on the weighted average number of trust units outstanding in 2005 of 36,236,368 (2004 of 31,632,830). Basic per-unit calculations for the three-month period ending June 30 are based on the weighted average number of trust units outstanding in 2005 of 36,379,498 (2004 of 34,121,351).

Diluted calculations for the six-month period ending June 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 496,796 (2004 of 251,808) and 1,049,627 exchangeable shares (2004 of 3,050,152) converted at the average exchange rate. Diluted calculations for the three-month period ending June 30 include *additional trust units for the dilutive impact of the Rights Plan in 2005 of* 497,809 *(2004 of 272,622) and* 1,162,700 exchangeable shares (2004 of 2,858,921) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the six months ended June 30:

	2005	2004
Interest paid	$ 1,582,793	$ 883,036
Interest received	$ 5,765	$ 95,645
Taxes paid	$ 520,479	$ 547,984
Cash distributions paid	$ 34,747,571	$ 26,999,024

82-34761

Q2

2005 INTERIM REPORT

FOCUS ENERGY TRUST

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**46,583**	42,284	**90,564**	72,961	24%
Funds flow from operations (1)	**27,436**	25,961	**54,245**	44,400	22%
Per Total Unit (2) (4)	**$ 0.73**	$ 0.70	**$ 1.45**	$ 1.28	14%
Cash distributions					
Per Unit	**$ 0.48**	$ 0.45	**$ 0.96**	$ 0.87	10%
Payout ratio (per-unit basis)	**66%**	64%	**66%**	68%	(3%)
Net income (3)	**14,682**	14,877	**28,033**	26,027	8%
Per unit (3)	**$ 0.40**	$ 0.44	**$ 0.77**	$ 0.82	(6%)
Capital expenditures and acquisitions	**3,962**	99,801	**26,514**	122,231	(78%)
Long-term debt less working capital	**88,965**	60,690	**88,965**	60,690	47%
Total Trust Units – outstanding (000's) (4)	**37,339**	37,016	**37,339**	37,016	1%
Weighted average Total Trust Units (000's) (5)	**37,317**	36,980	**37,286**	36,980	1%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,779**	2,027	**1,814**	2,075	(13%)
NGLs (bbls/d)	**770**	703	**757**	587	29%
Natural gas (mcf/d)	**46,997**	50,913	**45,296**	41,408	9%
Barrels of oil equivalent (@ 6:1)	**10,382**	11,215	**10,121**	9,563	6%
Average product prices realized (6)					
Crude oil (CDN$/bbl)	**$ 54.66**	$ 40.07	**$ 54.80**	$ 39.86	37%
NGLs (CDN$/bbl)	**$ 55.13**	$ 39.62	**$ 53.15**	$ 39.61	34%
Natural gas (CDN$/mcf)	**$ 7.40**	$ 6.41	**$ 7.38**	$ 6.50	14%
Field netback per BOE					
Revenue (6)	**$ 46.91**	$ 38.85	**$ 46.83**	$ 39.29	19%
Royalties, net of ARTC	**$ (11.90)**	$ (9.45)	**$ (11.21)**	$ (9.76)	15%
Production expenses	**$ (4.10)**	$ (2.52)	**$ (4.14)**	$ (3.04)	36%
Field netback	**$ 30.91**	$ 26.88	**$ 31.48**	$ 26.49	19%
Wells drilled					
Gross	**3**	-	**15**	11	36%
Net	**2.5**	-	**10.7**	6.4	67%
Success rate	**100%**	-	**100%**	91%	10%
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 22.40**	$ 15.95	**$ 22.60**	$ 15.95	
Low	**$ 18.99**	$ 14.60	**$ 18.60**	$ 12.90	
Close	**$ 21.60**	$ 15.50	**$ 21.60**	$ 15.50	39%
Daily average trading volume	**73,020**	106,869	**93,905**	107,787	(15%)

TSX Listings:

FET.UN
Focus Energy Trust Units

FTX
FET Resources Ltd.
Exchangeable Shares

For further information about Focus Energy Trust please contact:

Derek Evans
President and
Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Vice President,
Finance and
Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408


STRENGTH. PERFORMANCE. SUSTAINABILITY.
www.focusenergytrust.com

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(2) Based on weighted average Total Units outstanding for the period.

(3) Net income has been restated. See Notes 2 and 3 of the notes to consolidated financial statements. Per-Unit amounts are based on weighted average units outstanding for the period, excluding exchangeable shares.

(4) Total Units being trust units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio was 1.32545 at June 30, 2005 and 1.22534 at June 30, 2004.

(5) Weighted average Total Units including trust units and exchangeable shares converted at the average exchange ratio.

(6) Net of settlements for financial hedging instruments and net of transportation system charges.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Record breaking funds flow of $27.4 million in Q2 2005 was driven by high commodity prices and associated high netbacks.
- The Tommy Lakes 2004/2005 winter drilling program wells continue to meet our performance expectations.
- Cash distributions will increase from $0.16 to $0.18 per unit per month effective with the distribution paid on September 15, 2005.
- Organic development activities continue with the drill bit active at Pouce Coupe and Loon Lake, and new drilling ideas are being generated at our Sylvan Lake and Medicine Hat properties.
- Strong financial position is maintained with a low debt-to-funds-flow ratio of 0.8 times and sufficient funds after distributions to fund our capital program.

Message to Unitholders

We are pleased to present the results of the second quarter of 2005. Although it was a quiet quarter in terms of drilling activity, we have been working diligently to continue to expand our inventory of low-risk development drilling ideas as well as actively examining ways to mitigate and/or control the cost pressures that our industry is facing. During the quarter we were active at Pouce Coupe with the drilling and completing of two Montney gas wells which were tied in subsequent to the end of the quarter. We also drilled and completed a Slave Point oil well at Loon Lake that has been placed on production. A considerable amount of time has been spent setting up our remaining capital programs at Sylvan Lake, Medicine Hat, and Tommy Lakes to ensure that they can be executed as cost efficiently as possible. We continue to be pleased with the production performance of our asset base as well as its on-going ability to continue to provide us with capital reinvestment opportunities to create value for our unitholders.

Production volumes in the quarter averaged 10,382 BOE/d and were slightly impacted by both planned and unplanned outages at Tommy Lakes and Pouce Coupe that extended past the time allowances we had forecast. We continue to monitor the new well performance at Tommy Lakes, which at this juncture mirrors last year's wells. All in all, the Trust's assets are performing as expected. We do note that the percentage of time our wells are producing is below what we have historically forecast. This is due in large part to unplanned outages as well as slower service rig response times to wells that are down due to lack of availability of service equipment.

Commodity prices have remained exceptionally strong in Q2 2005 resulting in an increase in funds flow from operations to $27.4 million versus $25.9 million in Q2 2004. Higher gas price realizations were primarily responsible for the increase in funds flow. We continue to closely monitor the stability of oil and gas prices at these exceptionally high levels and are taking advantage of opportunities to put appropriate price protection in place.

Operating expenses reported for the second quarter of 2005 were $4.10 per BOE versus $4.19 per BOE in Q1 of 2005. Historically, the second quarter is our lowest operating cost quarter due to high initial flush production volumes from our Tommy Lakes winter drilling program, and spring break-up during which our ability to access wells is severely restricted. Production expenses for Q2 were burdened with some additional costs from previous quarters and a charge for fuel gas related to the 2002/2003 period. In the absence of these one-time events, our Q2 operating costs were still higher on a year-over-year basis, reflecting the continued industry operating cost pressures relating to people, fuel and supplies. The extra costs also relate largely to the fact that industry efficiencies are dropping and time lines on all activities are expanding. The net impact of these cost pressures is going to result in higher operating costs for the Trust in 2005. We are currently estimating that our average 2005 operating cost will be approximately $3.90 to $4.10 per BOE.

Outlook

Current industry activity levels, combined with an extended break-up, are creating significant challenges with respect to sourcing equipment, services and, most importantly, people to undertake projects. We continue to attempt to minimize this impact by organizing our projects well in advance and ensuring all elements are in place to facilitate continuous cost-effective operations.

Our capital program for the remainder of the year is focused on a 14-well Medicine Hat shallow gas program, three gas wells at Sylvan Lake, Loon Lake water injection upgrades and the preparatory work for our 2005/2006 Tommy Lakes winter program.

On the acquisition front, industry conditions remain extremely challenging from both a cost and quality perspective. We continue to be patient and disciplined in our assessment of all acquisition opportunities, while placing greater emphasis on generation of new drilling ideas on our existing properties.

The Trust is in excellent financial condition, with a low debt-to-cash-flow ratio of 0.8 times, sufficient funds after distributions to fund our capital program, and the financial flexibility to undertake a material acquisition.

I would like to thank all of our unitholders for their on-going support and confidence in Focus.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2005 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 8, 2005 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

OPERATIONS SUMMARY	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,382**	11,215	**10,121**	9,563
% of Natural gas	**75%**	76%	**75%**	72%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 64.29**	$ 49.97	**$ 62.45**	$ 47.57
Financial hedging settlements (CDN$/bbl)	**$ (9.64)**	$ (9.90)	**$ (7.64)**	$ (7.71)
	$ 54.65	40.07	**54.81**	39.86
NGLs (CDN$/bbl)	**$ 55.13**	$ 39.62	**$ 53.15**	$ 39.61
NGL price/Crude oil price	**86%**	79%	**85%**	83%
Natural gas sales (CDN$/mcf)	**$ 7.93**	$ 6.98	**$ 7.96**	$ 7.11
Transportation system charges (CDN$/mcf)	**$ (0.53)**	$ (0.57)	**$ (0.58)**	$ (0.61)
Financial hedging settlements (CDN$/mcf)	**$ (0.01)**	$ -	**$ (0.01)**	$ -
	$ 7.39	$ 6.41	**$ 7.37**	$ 6.50
Reference prices & net Focus price realized [1]				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 65.78**	$ 50.67	**$ 63.67**	$ 48.20
Differential (CDN$/bbl)	**$ (1.49)**	$ (0.70)	**$ (1.22)**	$ (0.63)
Natural gas (AECO daily CDN$/mcf)	**$ 7.37**	$ 7.01	**$ 7.13**	$ 6.70
Differential (CDN$/mcf)	**$ 0.02**	$ (0.60)	**$ 0.25**	$ (0.20)
Barrels of oil equivalent (@ 6:1)	**$ 49.53**	$ 44.13	**$ 48.10**	$ 42.42
Differential (including NGLs vs crude oil)	**$ (0.91)**	$ (3.49)	**$ 0.13**	$ (1.46)
Production revenue before transportation system charges ($thousands)				
Crude oil, before hedging settlements	**10,434**	9,243	**20,558**	18,038
Financial hedging settlements	**(1,560)**	(1,827)	**(2,510)**	(2,911)
NGLs	**3,863**	2,535	**7,281**	4,237
Natural gas, before hedging settlements	**33,908**	32,333	**65,297**	53,597
Financial hedging settlements	**(62)**	-	**(62)**	-
	46,583	42,284	**90,564**	72,961
Funds flow per BOE				
Revenue	**$ 51.03**	$ 43.22	**$ 50.84**	$ 43.59
Financial hedging settlements	**(1.72)**	(1.79)	**(1.40)**	(1.67)
Transportation system charges	**(2.40)**	(2.58)	**(2.61)**	(2.63)
Realized Price [1]	**46.91**	38.85	**46.83**	39.29
Royalties, net of ARTC	**(11.90)**	(9.45)	**(11.21)**	(9.76)
Production expenses	**(4.10)**	(2.52)	**(4.14)**	(3.04)
Field netback	**30.91**	26.88	**31.48**	26.49
Facility income	**0.59**	0.69	**0.57**	0.92
Interest income	**-**	0.03	**0.01**	0.04
General and administrative, cash portion	**(1.25)**	(1.11)	**(1.22)**	(1.00)
Interest and financing and other	**(0.92)**	(0.69)	**(0.93)**	(0.57)
Current and large corporations tax	**(0.28)**	(0.37)	**(0.31)**	(0.38)
Funds flow from operations	**$ 29.05**	$ 25.43	**$ 29.60**	$ 25.50
Funds flow from operations / field netback	**94%**	95%	**94%**	96%
Royalty rate (before hedging settlements and net of transportation system charges)	**24%**	23%	**23%**	24%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall Performance

Focus continues to have strong field netbacks, funds flow from operations and drilling results for the second quarter of 2005. These results reflect continuing high commodity prices and additional production of new wells from this past winter's development program at Tommy Lakes.

Funds flow from operations for the second quarter was $27.4 million or $0.73 per Total Unit compared with $26.0 million or $0.70 per Total Unit for the second quarter of 2004.

Net income for the three months ended June 30, 2005 of $14.7 million remained solid due to the production increases and robust commodity prices. This compares with restated net income of $14.9 million in the second quarter of 2004. Net income has been restated as a result of adopting EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

During the second quarter, Focus drilled 3.0 gross wells (2.5 net) with a 100 percent success rate. Capital expenditures were $4.0 million for the quarter.

Focus continues to maintain a strong balance sheet with total debt and working capital deficiency representing 10 percent of total capitalization and debt to funds flow of 0.8 times.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- Natural gas wells drilled during the winter development program are brought on stream in February and March. These wells have strong flush production and then drop down to their stabilized production rate within 12 months. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter.
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties, operating expenses and funds flow from operations reported.
- Fluctuations in the utilization of credit facilities will result from the pattern of capital expenditures and funds flow from operations.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2005 Q2 compared with 2005 Q1:

- Overall natural gas production increased eight percent from 43,575 mcf per day in the first quarter to 46,997 mcf per day in the second quarter due to production from the winter drilling program. Production from Tommy Lakes increased 11 percent from the first quarter. The new wells at Tommy Lakes are performing as expected and are consistent with our drilling programs of the prior two years.
- The four percent production decrease in oil production reflects the natural decline of these properties, partially offset by new wells commencing production at Loon Lake, Evi 1 and Red Earth.

- Production for the six-month period ended June 30, 2005 increased six percent to 10,121 BOE per day from 9,563 BOE per day in the same period in 2004 as natural gas production increased nine percent and crude oil production decreased 13 percent.

2005 Q2 compared with 2004 Q2:

- Natural gas production was 46,997 mcf per day in Q2 2005 compared with 50,913 mcf per day in Q2 2004. The decrease in production results from production declines in the Kotcho-Cabin area. Focus continues to direct investment towards its low decline, longer life properties.
- Oil production decreased 12 percent from 2,027 bbls per day in Q2 2004 to 1,779 bbls per day in Q2 2005 due to natural declines which were offset through investment at Loon Lake.

Pricing and Price Risk Management

Natural Gas

- The net realized price for natural gas in the second quarter of 2005 was $7.39 per mcf ($7.93 per mcf before transportation system charges and financial hedging settlements), compared with $7.36 per mcf ($8.00 per mcf before transportation system charges and financial hedging settlements) for the first quarter of 2005 and $6.41 per mcf ($6.98 per mcf before transportation system charges and financial hedging settlements) for the second quarter of 2004.
- The realized price for the second quarter of 2005 of $7.39 per mcf is $0.02 higher than the AECO daily reference price of $7.37 per mcf. Generally, Focus has a differential between the realized price compared to the AECO daily reference price consisting of:

    a) an additional nine percent for the higher heat content of our natural gas;

    b) less approximately $0.20 per mcf for delivering natural gas in British Columbia markets;

    c) deducting $0.50 to $0.65 per mcf for transportation system charges in British Columbia and Alberta.

- This positive differential for the second quarter of 2005 is due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price less the usual discount for British Columbia markets. During the second quarter, 57 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.99 per mcf. These forward sales contracts resulted in natural gas sales of approximately $0.4 million higher than if the natural gas had been sold based on the AECO daily reference price.

Crude Oil

- The price realized by Focus for crude oil in the second quarter of 2005, after settlement of financial hedges, was $54.65 per barrel versus $40.07 per barrel for the second quarter of 2004.
- The hedging cost of $1.5 million or $9.64 per barrel for the second quarter of 2005 was the result of continued strength in world oil prices. For the comparable period in 2004, the hedging cost was $1.8 million or $9.90 per barrel.

Price Protection[1]		2005		2006			
(volume and reference price)		Q3	Q4	Q1	Q2	Q3	Q4
Natural gas	Mmcf/d	31.3	26.8	24.5	6.1	6.1	2.1
	CDN$/mcf	$ 7.74	$ 8.51	$ 9.01	$ 8.65	$ 8.65	$ 8.65
Crude oil	bbls/d	1,200	800	400	400	400	400
	CDN$/bbl	$50.70	$49.56	$55.05	$55.05	$55.05	$55.05

(1) Price protection for commodity prices is based on the amount of a fixed price contract or swap and based on the floor price of a financial hedging collar. A financial hedging collar has a floor price and a ceiling price. For price protection in place for 2005, financial hedging collars represent an average of 3.6 Mmcf/d of natural gas and 300 bbls/d of crude oil. For price protection in place for 2006, financial hedging collars represent an average of 6.1 Mmcf/d of natural gas for the first quarter of 2006 and 400 bbls/d of crude oil.

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 9 and 10 of the notes to consolidated financial statements.

Changes in Accounting Policy

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This results in an increase in the carrying value of petroleum and natural gas properties and equipment and thus an increase to depletion and depreciation. This increase to petroleum and natural gas properties and equipment is without tax basis and thus creates a future income tax liability. This liability is recognized on the balance sheet as an increase to the future income tax liability and an increase to petroleum and natural gas properties and equipment. As the addition to petroleum and natural gas properties and equipment is depleted, there is a recovery to future income taxes on the income statement.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The following tables summarize the results of this change in accounting policy.

Cumulative Change in Balance Sheet Items [increase (decrease)]	**June 30, 2005**	December 31, 2004
Petroleum and natural gas properties and equipment	**$117,058,978**	$111,347,263
Future income taxes	**40,408,533**	38,611,873
Non-controlling interest – exchangeable shares	**3,650,225**	4,934,044
Unitholders' capital	**100,780,783**	91,143,110
Exchangeable shares	**(990,880)**	(1,546,884)
Accumulated income, opening adjustment	**(21,794,882)**	(13,247,018)
Net income impact of new policy	**(4,994,801)**	(8,547,862)

	Three Months Ended June 30,		**Six Months Ended June 30,**	
Change in Statements of Income Items	**2005**	2004	**2005**	2004
Depletion and depreciation	**$ 3,611,553**	$ 2,720,903	**$ 6,942,692**	$ 5,420,248
Future income tax expense (reduction)	**(1,355,116)**	(1,543,672)	**(2,636,179)**	(2,975,564)
Non-controlling interest	**319,422**	1,231,567	**688,288**	2,159,808
Net income impact of new policy	**$ 2,575,859**	$ 2,408,798	**$ 4,994,801**	$ 4,604,492

There was no change to funds flow from operations as a result of this change in accounting policy.

Production Revenue

- Production revenue for the three months ended June 30, 2005 was $46.6 million compared to $39.7 million in Q2 2004.
- The 17 percent increase from the second quarter of 2004 to the second quarter of 2005 resulted from a 21 percent increase in realized prices for crude oil and natural gas which was partially offset by a seven percent decrease in volumes. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the second quarter of 2005 is $2.6 million higher than revenue in the first quarter of 2005 of $44.0 million, essentially due to higher natural gas and NGL production.

Production Expenses

	2005		2004				2003		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.10	$4.19	$3.76	$3.31	$2.52	$3.78	$3.70	$3.51	$3.04

- Production expenses reported for the second quarter of 2005 were $4.10 per BOE compared with $4.19 per BOE for the first quarter of 2005 and $2.52 for the second quarter of 2004. Production expenses reported for the second quarter of 2005 include some additional expenses associated with first quarter operations and a charge for fuel gas from 2002 and 2003.
- This pattern of production expenses being highest in the first quarter and lowest in the second quarter is consistent with the nature of our operations. Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and restocking of supplies.
- Production expenses in 2005 have risen in response to high activity levels in the sector, competition for services and higher energy costs. As a result, we are increasing our forecast of production expenses for 2005 by approximately 14 percent to between $3.90 and $4.10 per BOE.

General and Administrative Expenses

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousands)	**2005**	2004	**2005**	2004
Cash G&A expenses	**$ 1,619**	$ 1,451	**$ 3,236**	$ 2,715
Overhead recoveries	**(434)**	(315)	**(1,008)**	(980)
Total cash G&A expenses	**1,185**	1,136	**2,228**	1,735
Non-cash G&A expense(1)	**372**	352	**734**	597
Trust Unit Rights Plan expense(2)	**193**	54	**397**	97
Net G&A reported	**$ 1,750**	$ 1,542	**$ 3,359**	$ 2,430
Cash-based G&A per BOE	**$ 1.25**	$ 1.11	**$ 1.22**	$ 1.00
Net reported G&A per BOE	**$ 1.85**	$ 1.51	**$ 1.83**	$ 1.40

(1) Gross general and administrative expenses for the first six months of 2005 include $1.5 million related to the Executive Bonus Plan (Q1 and Q2 2004 - $1.2 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $1.22 per BOE for the first six months of 2005 compared to $1.00 per BOE for the first six months of 2004. Increased general and administrative expenses in the first six months of 2005 compared to the corresponding period in 2004 result from increased staff levels and office expenses as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses have increased $0.1 million in the second quarter of 2005 to $0.9 million, compared to $0.8 million in the first quarter of 2005. Outstanding bank debt at the end of the quarter increased to $88.5 million at June 30, 2005 from $85.0 million at March 31, 2005 and $74.5 million at December 31, 2004 reflecting the very active development program during the first quarter of 2005. Total debt, including the working capital deficiency, decreased from $94.5 million at March 31, 2005 to $89.0 million at June 30, 2005.

Interest and financing expenses increased from $0.7 million in the second quarter of 2004 to $0.9 million in the second quarter of 2005 commensurate with higher debt balances.

Depletion and Depreciation

The depletion and depreciation rate is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier under "Changes in Accounting Policy".

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended June 30, 2005 decreased $0.25 to $10.54 per BOE ($14.40 per BOE, including the exchangeable share impact) compared to $10.79 per BOE ($14.58 per BOE, including the exchangeable share impact) in the first quarter of 2005. The rate at June 30, 2005 reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2004 and includes capital expenditures for the first half of 2005.

Asset Retirement Obligation

The asset retirement obligation increased $0.3 million from $11.8 million at March 31, 2005 and $0.6 million from $11.5 million at December 31, 2004 to $12.1 million at June 30, 2005. The increase reflects additional liabilities associated with new drilling activity and accretion expense net of actual reclamation expenditures.

Income and Other Taxes

The future income tax provision and liability is impacted by the change in policy for accounting for exchangeable shares ("EIC-151") which was described earlier in this document under "Changes in Accounting Policy".

For the first six months of 2005, there was a future income tax expense of $0.1 million, excluding the impact of exchangeable share conversions, compared to a future income tax recovery of $1.8 million for the first six months of 2004.

Capital Expenditures

Capital expenditures for field operations during the second quarter of 2005 were $4.0 million. Our most active area during the quarter was Pouce Coupe, where we drilled two (2.0 net) successful Montney gas wells. These wells were completed and tied in early in the third quarter. We were also active at Loon Lake during the quarter, where we participated in the drilling of one (0.5 net) successful Slave Point oil well and commenced our program of waterflood optimization for the pool.

Capital expenditures for the remainder of 2005 are expected to be in the range of $13 to $15 million. The remaining capital program will involve the drilling of approximately 22 to 24 gross wells, consisting of a 14-well program at Medicine Hat, three wells at Sylvan Lake, two wells at Loon Lake, and the first three to five wells of our winter drilling program at Tommy Lakes. The Sylvan Lake program commenced early in the third quarter and is substantially complete, with all three wells expected to be tied in over the next several weeks. Our Medicine Hat and Loon Lake programs are expected to take place in the Fall, while our Tommy Lakes program is expected to commence in December, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at June 30, 2005 Focus had a working capital deficit of $0.5 million compared with working capital deficit of $6.7 million at December 31, 2004 and working capital of $1.9 million at June 30, 2004. The working capital deficiency has decreased from $9.5 million at March 31, 2005 and from year end due to the completion of the winter drilling program at Tommy Lakes. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at June 30, 2005 was $88.5 million compared with $74.5 million at December 31, 2004 and $62.6 million at June 30, 2004. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling program. The increase in long-term debt from June 30, 2004 reflects the $18.6 million acquisition in September 2004 and an expanded winter drilling program.

Long-term debt plus the working capital deficiency increased from total debt of $81.2 million at December 31, 2004 to total debt of $89.0 million at June 30, 2005. This change of $7.8 million during this period primarily resulted from the following factors:

- Funds flow from operations was $54.2 million, of which $34.8 million in distributions was declared to unitholders, $1.0 million paid to the reclamation fund and $18.4 million was used to partially fund capital expenditures for field operations during the first half.
- Proceeds were $0.4 million from the issuance of equity pursuant to the exercise of unit appreciation rights.
- Capital expenditures of $26.5 million during the first half of 2005 were funded through $18.4 million of funds from operations and $8.1 million of indebtedness.

Focus has a $130 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at June 30, 2005. The credit facility revolves until May 25, 2006 and may be extended.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing up to 30 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table

($thousands except per-unit amounts)	June 30, 2005	December 31, 2004
Long-term debt	**88,475**	74,500
Less: Working capital deficiency	**490**	6,658
Total debt	**88,965**	81,158
Units outstanding and issuable for exchangeable shares	**37,339**	37,223
Market price	**$21.60**	$19.97
Market capitalization	**806,522**	743,343
Total capitalization	**895,487**	824,501
Total debt as a percentage of total capitalization	**9.9%**	9.8%
Annualized funds flow [(i)]	**108,940**	89,567
Total debt to funds flow [(i)]	**0.8**	0.9

[(i)] *June 30, 2005 is based on the funds flow of the Trust for the 181-day period*

2005 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2005	January 31, 2005	February 15, 2005	$0.16
February 24, 2005	February 28, 2005	March 15, 2005	$0.16
March 29, 2005	March 31, 2005	April 15, 2005	$0.16
April 27, 2005	April 30, 2005	May 16, 2005	$0.16
May 27, 2005	May 31, 2005	June 15, 2005	$0.16
June 28, 2005	June 30, 2005	July 15, 2005	$0.16
July 27, 2005	July 31, 2005	August 15, 2005	$0.16
August 29, 2005	August 31, 2005	September 15, 2005	$0.18
September 28, 2005	September 30, 2005	October 17, 2005	$0.18(*)

(*) estimated

Focus declared distributions of $0.96 per unit in respect of January to June 2005 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Funds flow from operations (thousands)	$27,436	$54,245
Funds flow from operations per unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.73	$ 1.45
Distributions per unit	$ 0.48	$ 0.96
Payout ratio – per-unit basis	66%	66%
Cash distributions declared to unitholders; exchangeable shares do not receive cash distributions (thousands)	$17,476	$34,838
Payout ratio - dollar basis	64%	64%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	2,174	69	693	1,028	384
Operating leases	396	132	264	-	-
Mineral and surface leases(2)	4,428	738	1,476	1,476	738
Transportation and processing	24,807	9,539	9,730	2,600	2,938
Asset retirement obligations(3)	12,054	215	427	310	11,102
Total contractual obligations	43,859	10,693	12,590	5,414	15,162

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 9 and 10 of the notes to consolidated financial statements.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2005 to 2010 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2010 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at June 30, 2005.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2004 Annual Report MD&A for a detailed assessment.

Outlook – 2005

Refer to the "Outlook" section of the Trust's 2004 Annual Report MD&A for a detailed description.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2005 Expectations	
Average annual production	10,000 - 10,500 BOE/d
Weighting to natural gas	75%
Production expenses per BOE	$ 3.90 - $ 4.10
Cash G&A expenses per BOE	$1.25 - $1.35
Capital expenditures - field	$40 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the natural gas areas of Focus are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3
FINANCIAL								
Oil and gas revenues, before royalties[1]	46,583	43,981	39,233	31,979	42,284	30,677	28,088	28,806
Funds flow from operations	27,436	26,809	23,241	21,926	25,961	18,438	17,129	15,200
Per Total Unit – basic	$0.73	$ 0.72	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54	$ 0.48
Cash distributions per trust unit	$0.48	$ 0.48	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42	$ 0.42
Payout ratio (per-unit basis)	66%	67%	78%	76%	64%	74%	78%	87%
Net income[2]	14,682	13,351	14,223	10,508	14,877	11,150	8,108	7,944
Per unit – basic[2]	$0.40	$ 0.37	$ 0.40	$ 0.30	$ 0.44	$ 0.38	$ 0.30	$ 0.30
Capital expenditures	3,962	22,475	11,325	1,529	857	11,445	4,750	2,796
Acquisition expenditures, net	-	77	1,190	18,580	109,945	(15)	142	13
Long-term debt plus working capital	88,965	94,548	81,158	75,235	60,690	(39,893)	23,611	23,650
Total Units – outstanding (000's)	37,339	37,290	37,223	37,094	37,016	36,923	31,822	31,667
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,779	1,850	1,903	1,932	2,027	2,122	2,278	2,336
NGLs (bbls/d)	770	743	724	776	703	472	460	508
Natural gas (mcf/d)	46,997	43,575	43,080	44,903	50,913	31,902	32,476	33,593
BOE (@ 6:1)	10,382	9,856	9,807	10,191	11,215	7,911	8,151	8,443

(1) 2003 Q3 and prior have been restated to break out the transportation system charges separately (increases revenue and records this expense separately).

(2) 2005 Q1 and prior have been restated for the change in accounting policy, EIC-151 "Exchangeable Shares Issued by Subsidiaries of Income Trusts" as described in Note 3 of the notes to consolidated financial statements.

Consolidated Balance Sheets

	June 30, 2005 (unaudited)	December 31, 2004 (Restated – Note 3)
ASSETS		
Current assets		
Cash and cash equivalents	**$ 1,354,339**	$ 43,732
Accounts receivable	**20,173,485**	20,220,594
Prepaid expenses and deposits	**1,881,007**	1,697,846
	23,408,831	21,962,172
Petroleum and natural gas properties and equipment [note 3]	**426,789,902**	413,802,048
Goodwill	**5,100,000**	5,100,000
Reclamation fund	**2,755,513**	1,922,519
	$458,054,246	$442,786,739
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 18,051,692**	$ 22,864,458
Cash distributions payable	**5,846,449**	5,755,784
	23,898,141	28,620,242
Long-term debt [note 5]	**88,475,330**	74,500,000
Asset retirement obligation [note 4]	**12,054,218**	11,461,469
Future income taxes	**84,223,475**	82,338,994
	208,651,164	196,919,704
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**3,650,225**	4,934,044
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**241,902,594**	230,478,257
Contributed surplus [note 8]	**700,523**	498,516
Accumulated income	**151,527,374**	123,494,615
Accumulated cash distributions	**(148,377,634)**	(113,539,398)
	245,752,857	240,931,990
	$458,054,246	$442,786,739

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended, June 30, 2005	Six Months Ended, June 30, 2004
		(Restated – Note 3)		(Restated – Note 3)
Revenue				
Production revenue	**$ 46,583,359**	$ 42,283,989	**$ 90,564,250**	$ 72,960,596
Royalties	**(11,375,380)**	(9,769,924)	**(20,766,059)**	(17,223,754)
Alberta Royalty Tax Credit	**130,191**	125,346	**238,015**	237,248
Facility income	**552,721**	706,552	**1,043,086**	1,607,904
Interest income	**-**	32,554	**14,618**	71,518
	35,890,891	33,378,517	**71,093,910**	57,653,512
Expenses				
Transportation system charges	**2,267,178**	2,630,812	**4,775,869**	4,572,615
Production	**3,871,058**	2,573,534	**7,591,666**	5,293,461
General and administrative	**1,749,634**	1,541,790	**3,358,855**	2,429,605
Interest and financing	**871,042**	702,266	**1,695,369**	988,033
Depletion and depreciation	**13,606,057**	11,405,776	**26,536,484**	20,030,841
Accretion of asset retirement obligation	**203,648**	162,768	**404,221**	294,837
	22,568,617	19,016,946	**44,362,464**	33,609,392
Income before income and other taxes	**13,322,274**	14,361,571	**26,731,446**	24,044,120
Future income tax expense (reduction)	**(1,939,693)**	(2,121,672)	**(2,548,356)**	(4,807,564)
Current and large corporations tax	**260,842**	374,889	**558,754**	664,636
	(1,678,851)	(1,746,783)	**(1,989,602)**	(4,142,928)
Non-controlling interest – Exchangeable shares	**319,422**	1,231,567	**688,288**	2,159,808
Net income for the period	**14,681,703**	14,876,787	**28,032,760**	26,027,240
Accumulated income, beginning of period				
As previously reported	**161,059,496**	99,007,469	**145,289,496**	85,661,322
Retroactive adjustment for changes in accounting policies [note 3]	**(24,213,825)**	(15,442,712)	**(21,794,882)**	(13,247,018)
As restated	**136,845,671**	83,564,757	**123,494,614**	72,414,304
Accumulated income, end of period	**$151,527,374**	$ 98,441,544	**$151,527,374**	$ 98,441,544
Net income per unit [note 11]				
Basic	**$ 0.40**	$ 0.44	**$ 0.77**	$ 0.82
Diluted	**$ 0.40**	$ 0.43	**$ 0.76**	$ 0.81

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, June 30, 2005	Three Months Ended, June 30, 2004	Six Months Ended, June 30, 2005	Six Months Ended, June 30, 2004
		(Restated – Note 3)		(Restated – Note 3)
Operating activities				
Net income for the period	**$14,681,703**	$14,876,787	**$28,032,760**	$26,027,240
Add non-cash items:				
Non-controlling interest – exchangeable shares	**319,422**	1,231,567	**688,288**	2,159,808
Non-cash general and administrative expenses	**564,929**	405,883	**1,131,298**	694,405
Depletion and depreciation	**13,606,057**	11,405,776	**26,536,484**	20,030,841
Accretion on asset retirement obligation	**203,648**	162,768	**404,221**	294,837
Future income tax expense	**(1,939,693)**	(2,121,672)	**(2,548,356)**	(4,807,564)
Funds flow from operations	**27,436,066**	25,961,109	**54,244,695**	44,399,567
Net change in non-cash working capital items	**(3,638,446)**	(287,626)	**(5,704,182)**	(7,523,899)
	23,797,620	25,673,483	**48,540,513**	36,875,668
Financing activities				
Proceeds from issue of trust units (net of costs)	**-**	-	**-**	70,400,000
Proceeds from exercise of unit appreciation rights	**74,980**	-	**361,228**	84,650
Increase (decrease) in long-term debt	**3,475,330**	62,613,563	**13,975,330**	41,277,031
Cash distributions	**(17,436,240)**	(15,008,039)	**(34,747,571)**	(26,999,024)
	(13,885,930)	47,605,524	**(20,411,013)**	84,762,657
Investing activities				
Capital asset expenditures	**(3,962,160)**	(856,899)	**(26,512,503)**	(12,302,274)
Acquisition expenditures	**-**	(98,944,599)	**(1,640)**	(109,929,139)
Reclamation fund contributions	**(491,649)**	(381,092)	**(1,000,253)**	(391,729)
Net change in non-cash working capital items	**(4,149,396)**	(1,090,066)	**695,503**	1,020,529
	(8,603,205)	(101,272,656)	**(26,818,893)**	(121,602,613)
Increase in cash and cash equivalents during the period	**1,308,485**	(27,993,649)	**1,310,607**	35,712
Cash and cash equivalents, beginning of period	**45,854**	28,029,361	**43,732**	-
Cash and cash equivalents, end of period	**$ 1,354,339**	$ 35,712	**$ 1,354,339**	$ 35,712

Notes to Consolidated Financial Statements

JUNE 30, 2005 AND 2004 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

The Trust pays distributions to unitholders which are based on consolidated funds flow from operations less discretionary amounts withheld for capital expenditures, reclamation fund contributions and adjusted for debt advances or repayments.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a. Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b. Transportation System Charges

Beginning at December 31, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or funds flow from operations for the Trust.

The Trust's most significant properties in terms of production and capital expenditures are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months.

3. CHANGES IN ACCOUNTING POLICY

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt. The exchangeable shares issued by FET Resources Ltd., a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of unitholders' equity on the consolidated balance sheet. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has presented non-

controlling interest of $3.7 million and $4.9 million ($10.5 million at December 31, 2003), respectively, in the Trust's consolidated balance sheet as at June 30, 2005 and December 31, 2004. Net income has been reduced for net income attributable to the non-controlling interest of $0.3 million and $1.2 million, respectively, for the three months ended June 30, 2005 and 2004 and $0.7 million and $2.2 million, respectively, for the six months ended June 30, 2005 and 2004 ($5.8 million for the year ended December 31, 2003).

In accordance with EIC-151 and given the circumstances in the Trust's case, each conversion of exchangeable shares into trust units is treated as a step purchase accounted for at market value. This resulted in an increase in petroleum and natural gas properties and equipment of $117.1 million and $111.3 million respectively ($69.4 million at December 31, 2003), an increase to unitholders' capital of $100.8 million and $91.1 million respectively ($51.8 million at December 31, 2003), and an increase in the future income tax liability of $40.4 million and $38.6 million respectively at June 30, 2005 and December 31, 2004 ($25.5 million at December 31, 2003).

Opening accumulated income for 2005 and 2004 was decreased by $21.8 million and $13.2 million respectively for the cumulative impact of this change in accounting policy. The new accounting policy also resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares.

There was no change to funds flow from operations as a result of this change in accounting policy.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $32.1 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent, as estimates prior to the fourth quarter of 2004, and 2.0 percent for revisions and changes thereafter, were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	June 30, 2005	December 31, 2004
Balance, beginning of period	$11,461,469	$ 7,442,069
Accretion expense	404,221	664,001
Liabilities incurred		
Acquisitions	-	1,938,947
Development activity and changes of estimates	355,787	1,540,610
Settlement of liabilities	(167,259)	(124,158)
Balance, end of period	$12,054,218	$11,461,469

5. LONG-TERM DEBT

As at June 30, 2005 the Trust has a $130 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 25, 2006, whereupon it may be renewed for a further 364-day term. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to June 30, 2005, a total of 374,928 exchangeable shares were converted into 489,461 trust units at exchange ratios prevailing at the time. At June 30, 2005, the exchange ratio was 1.32545 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The

exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration	
Exchangeable Shares of FET Resources Ltd.	2005	2004	2005	2004
Balance as at January 1	977,346	3,245,650	$4,934,045	$10,539,100
Net income attributable to non-controlling interest			688,288	2,159,808
Exchanged for trust units	(374,928)	(938,865)	(1,972,108)	(3,072,906)
Balance as at June 30	602,418	2,306,785	$3,650,225	$9,626,002

For the six months ended June 30, 2005 the Trust retroactively adopted EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net income must be reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of the unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration	
Trust Units of Focus Energy Trust	2005	2004	2005	2004
Balance as at January 1	35,973,651	28,034,233	$230,478,257	$115,094,929
Issued on conversion of exchangeable shares (i)	489,461	1,111,684	10,193,677	16,012,142
Issued pursuant to the Executive Bonus Plan (ii)	33,195	33,687	674,036	490,137
Issued for cash (iii)	-	5,000,000	-	74,500,000
Trust unit issue expenses	-	-	-	(4,100,000)
Exercise of Unit Appreciation Rights (iv)	44,000	10,000	556,624	84,650
Balance as at June 30	36,540,307	34,189,604	$241,902,594	$202,081,858

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates

(iii) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $361,228 and contributed surplus credit of $195,396.

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 2,025,000 rights. To June 30, 2005 a total of 171,500 units had been issued pursuant to the exercise of rights under the Plan, and 1,853,500 units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2005		2004	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,113,100	$ 11.78	665,500	$ 9.74
Granted	83,000	$ 19.83	153,000	$ 14.93
Exercised	(44,000)	$ 8.21	(10,000)	$ 8.47
Cancelled	(26,500)	$ 14.46	-	$ -
Before reduction of exercise price	1,125,600	$ 12.45	808,500	$ 10.47
Reduction of exercise price	-	$ (0.93)	-	$ (0.81)
Balance as at June 30	1,125,600	$ 11.52	808,500	$ 9.93

- The average exercise price at the grant date is $14.25.
- The average contractual life of the rights outstanding is 3.4 years.
- The number of rights exercisable at June 30, 2005 is 129,000.
- The average value at the grant date for the six months ended June 30, 2005 is $4.73 ($3.20 for the six months ended June 30, 2004).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $193,021 for the three months ended June 30, 2005 and $397,403 for the six months ended June 30, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $54,135 for the quarter ended June 30, 2004 and $96,937 for the six months ended June 30, 2004.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $67,818 for the six months ended June 30, 2005 (June 30, 2004 - $68,192) which would result in no change to net income per trust unit on a basic and diluted basis.

9. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at June 30, 2005, which have no book value, was a cost of $5,497,182.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil	400 bbls	$ 49.61 Cdn	WTI	January 2005 – December 2005
	400 bbls	$ 49.50 Cdn	WTI	January 2005 – December 2005
	400 bbls	$ 53.00-60.00 Cdn	WTI	July 2005 – September 2005
	400 bbls	$ 55.05-65.05 Cdn	WTI	January 2006 – December 2006
Natural gas	5,000 GJ	$ 5.85-6.95 Cdn	AECO	April 2005 – October 2005
	7,000 GJ	$ 8.11-9.26 Cdn	AECO	November 2005 – March 2006
	7,000 GJ	$ 7.57-8.60 Cdn	AECO	April 2006 – October 2006(*)

(*) *contract entered into subsequent to June 30, 2005*

10. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2005, which have no book value, was a cost of $2,642,734.

Physical Contracts	Daily Quantity	Contract Price	Term
Natural gas – fixed price	5,275 GJ	$7.00 Cdn	November 2004 – October 2005
	20,000 GJ	$6.77 Cdn	April 2005 – October 2005
	5,500 GJ	$7.48 Cdn	April 2005 – October 2005
	21,000 GJ	$7.81 Cdn	November 2005 – March 2006

11. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the six-month period ending June 30 are based on the weighted average number of trust units outstanding in 2005 of 36,236,368 (2004 of 31,632,830). Basic per-unit calculations for the three-month period ending June 30 are based on the weighted average number of trust units outstanding in 2005 of 36,379,498 (2004 of 34,121,351).

Diluted calculations for the six-month period ending June 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 496,796 (2004 of 251,808) and 1,049,627 exchangeable shares (2004 of 3,050,152) converted at the average exchange rate. Diluted calculations for the three-month period ending June 30 include additional trust units for the dilutive impact of the Rights Plan in 2005 of 497,809 (2004 of 272,622) and 1,162,700 exchangeable shares (2004 of 2,858,921) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the six months ended June 30:

	2005	2004
Interest paid	$ 1,582,793	$ 883,036
Interest received	$ 5,765	$ 95,645
Taxes paid	$ 520,479	$ 547,984
Cash distributions paid	$ 34,747,571	$ 26,999,024

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister(3)(4)(5)

John A. Brussa(3)

Stuart G. Clark(1)(2)

Derek W. Evans

James H.McKelvie(2)(3)

Gerald A. Romanzin(2)(4)(5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3300, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listings:

Focus Energy Trust: FET.UN

FET Resources Ltd.: FTX

(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP

Calgary, Alberta, Canada

AUDITORS

KPMG LLP

Calgary, Alberta, Canada

BANKERS

Bank Syndicate

Lead Agent: Royal Bank of Canada

Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.

Calgary, Alberta

McDaniel and Associates Consultants Ltd.

Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company

Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President, Finance and Chief Financial Officer
Tel: (403) 781-8406

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2005

Derek W. Evans
President and Chief Executive Officer

82-34761

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2005

William D. Ostlund
Vice President, Finance and Chief Financial Officer

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS DISTRIBUTION INCREASE TO $0.18 PER UNIT

Calgary, August 15, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announced on August 10, 2005 that the Board of Directors of FET Resources Ltd. has set the distribution policy as $0.18 per trust unit commencing with the distribution payment on September 15, 2005. Further, Focus has declared a distribution of $0.18 per trust unit to be paid on September 15, 2005 in respect of August production, for unitholders of record on August 31, 2005. The ex-distribution date is August 29, 2005.

Record Date	Ex-Distribution Date	Distribution Date	Distribution per Unit
August 31	August 29	September 15, 2005	$0.18
September 30	September 28	October 17, 2005	$0.18 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The exchangeable shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
William D. Ostlund
Vice President, Finance and Chief Financial Officer

Focus Energy Trust
3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.